Starlight International Holdings Ltd
升岡國際有限公司
(Incorporated in Bermuda with limited liability)
(於百慕達註冊成立之有限公司)
Stock Code 股份代號 : 485



STARLITE

Annual Report 年報
2009



OUR MISSION
集團使命

In striving to become a world leader in the consumer electronics arena, we pledge to serve customers with innovation and quality services, operate an efficient organization to create value for all stakeholders and honour our responsibilities as a good global corporate citizen.

我們承諾透過為客戶提供創新優質的產品和服務，建立高效率的企業架構，為股東及客戶創造價值，並且克盡良好世界企業公民的責任，矢志成為全球領先的消費電子產品商。

CONTENTS
目錄

2 CORPORATE INFORMATION
公司資料

3 CHAIRMAN'S STATEMENT
主席報告書

9 DIRECTORS AND SENIOR MANAGEMENT'S PROFILE
董事及高級管理人員資料

14 CORPORATE GOVERNANCE REPORT
企業管治報告

22 DIRECTORS' REPORT
董事局報告書

38 INDEPENDENT AUDITOR'S REPORT
獨立核數師報告書

41 CONSOLIDATED INCOME STATEMENT
綜合損益表

42 CONSOLIDATED BALANCE SHEET
綜合資產負債表

44 CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
綜合權益變動表

45 CONSOLIDATED CASH FLOW STATEMENT
綜合現金流量表

47 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
綜合財務報告附註

147 FIVE YEARS FINANCIAL SUMMARY
五年財務概要

148 SUMMARY OF INVESTMENT PROPERTIES
投資物業概要

CORPORATE INFORMATION
公司資料

BOARD OF DIRECTORS

Executive Directors:
Lau Sak Hong, Philip
Lau Sak Kai, Anthony
Lau Sak Yuk, Andy

Non-executive Director:
Hon Sheung Tin, Peter

Independent Non-executive Directors:
Ho Hau Chong, Norman
Chan Chak Chung
Chuck Winston Calptor

SECRETARY

Peter Lee Yip Wah

AUDITOR

Deloitte Touche Tohmatsu

AUDIT COMMITTEE

Hon Sheung Tin, Peter
Ho Hau Chong, Norman
Chan Chak Chung

PRINCIPAL BANKERS

The Hongkong and Shanghai Banking Corporation Limited
Standard Chartered Bank (Hong Kong) Limited
Hang Seng Bank Limited
Industrial and Commercial Bank of China (Asia) Limited

SOLICITOR

Hon & Company

SHARE REGISTRARS AND TRANSFER OFFICE IN HONG KONG

Tricor Secretaries Limited

REGISTERED OFFICE

Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

PRINCIPAL OFFICE

5th Floor, Shing Dao Industrial Building
232 Aberdeen Main Road
Hong Kong
Tel: (852) 2554 6303
Fax: (852) 2873 0230
email: starlite@starlight.com.hk
website: www.starlight.com.hk

董事局

執行董事：
劉錫康
劉錫淇
劉錫澳

非執行董事：
韓相田

獨立非執行董事：
何厚鏘
陳澤仲
卓育賢

秘書

李業華

核數師

德勤•關黃陳方會計師行

審核委員會

韓相田
何厚鏘
陳澤仲

主要銀行

香港上海滙豐銀行有限公司
渣打銀行(香港)有限公司
恒生銀行有限公司
中國工商銀行(亞洲)有限公司

律師

韓潤燊律師事務所

香港股票過戶登記處

卓佳秘書商務有限公司

註冊辦事處

Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

主要辦事處

香港
香港仔大道232號
城都工業大廈5樓
電話：(852) 2554 6303
傳真：(852) 2873 0230
電子郵件：starlite@starlight.com.hk
網址：www.starlight.com.hk

CHAIRMAN'S STATEMENT
主席報告書

BUSINESS REVIEW

Results

During our fiscal year ended 31 March 2009, the world economy has experienced unprecedented turbulence in the global financial markets, a sharp decline in consumer confidence, and increasingly tightened access to credit markets. Unfortunately, as a Group that operates globally, with manufacturing, sales, and distribution offices throughout the world, we were unable to avoid the challenges that are plaguing the economy. As a result, the Group reported HK$1,281M in sales for fiscal year 2009 as compared to HK$2,199M sales in fiscal 2008 (a reduction of 42%). Due to the sharp and turbulent decline in the economy, we reported a loss of HK$120M. However, despite the economic downturn, we emerged from the year with more cash on hand, less inventory, and reduced overhead expenses as compared to the year before.

業務回顧

業績

截至2009年3月31日止財政年度內，全球經濟體系經歷著史無前例的環球金融市場震蕩，消費者信心銳挫，信貸市場日益緊縮。不幸地，由於本集團經營環球業務，製造、銷售及分銷辦事處遍佈全球，所以我們亦不能倖免於面對這場經濟挑戰。因此，本集團於2009財政年度錄得銷售額1,281,000,000港元，而2008財政年度則為2,199,000,000港元（跌幅42%）。鑒於經濟急速嚴重下滑，我們錄得虧損120,000,000港元。然而，縱然面對經濟衰退局面，我們卻比去年持有更多現金、減少存貨及降低了間接開支。



Mr. Lau Sak Hong, Philip
劉錫康先生
Chairman 主席

CHAIRMAN'S STATEMENT
主席報告書

Electronics Division

Fiscal year 2009 was a tumultuous year for the Group's electronics division. With Europe and the US accounting for 96% of the Group's sales, it was inevitable that the Group's performance suffered as sales in North America dropped 35% and sales in Europe dropped 54% from the previous year.

There were numerous factors which contributed to the financial results for the year. Gross profit margin dropped from 24% in fiscal 2008 to 20% in fiscal 2009. Prior to fiscal 2009, the Group's strategy for the electronics division was to target high-end products and phase out lower-end products with lower margins. Unfortunately due to the economic instability, the Group was forced to reverse its strategy. Weakened retail markets and shaken consumer confidence resulted in more sales of low-priced products with traditionally lower margins. As a consequence, the average unit selling price dropped by 5.4%. Margin dropped as low-end products accounted for a majority of the sales mix.

Discounts offered to our customers during the year also adversely affected gross profit margin. Due to the weakened retail market, sales slumped during the holiday peak season. In order to support the retailers to turn inventory, the Group offered discounts and marketing support money.

The cost of substantial raw materials was also affected during fiscal 2009. One of the Group's major components was the LCD panel, which experienced unpredictable fluctuation throughout the second half of the fiscal year. Although the cost for LCD panels continued to fall throughout the year, the Group was unable to take advantage of the falling prices due to the fact that the Group had to purchase these components in advance in order to produce finished goods by their shipping deadlines. This hurt the Group on two fronts; the Group had to procure supplies at a high price in the pre-season and then in the selling season was forced to issue discounts to stay competitive with the current lowered cost of LCD panels at that time.

電子生產業務

2009財政年度對本集團電子生產業務而言相當艱巨。由於歐美兩國佔本集團銷售之96%，本集團在北美洲及歐洲之銷售分別較去年下跌35%及54%，業績表現難免受損。

影響本年度財務業績之因素有多項。毛利率由2008財政年度之24%下降至2009財政年度之20%。於2009財政年度前，本集團之電子生產業務策略為致力於生產高檔產品及淘汰利潤較低之低檔產品。但是，鑒於經濟不穩，本集團不幸地被迫採取反向策略。零售市場疲弱及消費者信心動搖，亦導致一向利潤較低之廉價產品銷售提高。因此，平均單位售價下跌5.4%。由於低檔產品佔銷售組合大部分比重，故利潤出現下調。

另外，年內向客戶提供折扣亦對毛利率造成不利影響。鑒於零售市場疲弱，假期旺季期間銷售滑落。為了支持零售商周轉存貨，本集團提供了折扣優惠及營銷資助金。

2009財政年度內，大部分原材料之成本同樣受到影響。本集團其中一項主要部件為LCD面板，其價格於財政年度下半年一直出現難以預測之波動。雖然LCD面板之成本於整個年度內持續下調，但因本集團須預早採購此等部件生產成品以趕及交貨期，故未能把握降價之機會。這種情況令本集團兩面受創；本集團須於季前以高價採購供應品，然後在旺季LCD面板成本降低的當時被迫提供折扣以保持競爭力。

CHAIRMAN'S STATEMENT
主席報告書

The Group's operating cost was also adversely affected by the instability in the world financial markets. During fiscal 2009, the value of the RMB against the HKD appreciated by 6.8%. With extensive manufacturing operations in China, the Group experienced additional expenses due to the declined purchasing power of the HKD in China. This inflation in expenses was exacerbated by the passing of a new labour law in China. As the Group reacted to the reduction in sales and took steps to reduce its workforce, this new labour law forced the Company to make increased severance payments to downsize workforce.

本集團之經營成本亦因全球金融市場動蕩而受到不利影響。於2009財政年度，人民幣兑港元匯價升值6.8%。由於本集團在中國之製造業務龐大，故國內之港元購買力轉弱令本集團付出額外開支。中國之新勞動法獲得通過，導致開支增勢變本加厲。由於本集團就銷售下降作出應對及採取行動削減人手，故新勞動法迫使本公司增加向裁減員工支付之遣散費。

The Group ended the year with HK$402M in inventory, a drop of 26% from the previous year of HK$544M. The reduction in inventory is attributed to rigorous inventory clearing in Q4 of the fiscal year.

本集團於結算日之存貨為402,000,000港元，較去年之544,000,000港元減少26%。存貨減少乃因本集團財政年度第四季積極傾銷存貨所致。

Securities Trading

證券買賣

The Group recorded a segment result of a loss of HK$12.4 million for the year.

於本年度，本集團錄得分部業績虧損12,400,000港元。

Prospect

展望

Management is confident the Group can weather the continued economic recession. In preparation, the Group has implemented plans to lower overhead expenses and is taking a conservative view of a slow economic recovery.

管理層有信心本集團能力抵禦持續之經濟衰退。為此，本集團已實施多個方案降低間接開支，並採取經濟緩慢復蘇之保守態度。

In April of 2009, the Group substantially reduced its workforce and cut overtime predominantly in its China factories. In doing so, Management achieved substantial savings in anticipation of further reduced turnover in the upcoming year.

於2009年4月，本集團首先在中國工廠大幅削減人手及取消加班補水。故此，管理層節省大量經費，為預期未來一年之營業額下跌作好準備。

CHAIRMAN'S STATEMENT
主席報告書

During fiscal 2009 many factories in China's Pearl Delta area closed. The Group expects a future market with relatively less cut-throat competition, and consequently a better outlook for improved margin. The licensed series of product under brand Hamilton Beach is taking shape, especially in the area of under-the-cabinet ("UTC") line. The Group is also vigorously pursuing the opportunity of licensing other well-known brands to bolster its brand mix. With an established history, large capacity, and technological resources, the Group expects to continue to be a strong player in the consumer electronics market after the recession.

於2009財政年度，中國珠江三角洲地區有不少工廠倒閉。本集團預期，市場上激烈的競爭日後將會淡化，因此展望前景向好，利潤會有所改善。Hamilton Beach品牌特許系列產品持續發展，under-the-cabinet(「UTC」)系列尤其突出。本集團亦正積極把握機會特許分銷其他知名品牌，以強化其品牌組合。憑藉悠久的歷史、龐大的產能及技術資源，本集團預期於經濟衰退過往將繼續在消費電子市場上成為實力雄厚之從業公司。

Last year the Group invested HK$42.8M on R&D related activities, which was only slightly off the HK$43.6M of previous year, despite the halved sales under the financial meltdown. It is the policy of the Group to maintain significant level of investment in R&D in order to stay ahead of the competition by maintaining innovation and technological products for our customers.

雖然經濟衰退導致銷售減半，但本集團去年亦投資了42,800,000港元進行研發相關工作，較前一年之43,600,000港元僅輕微減少。本集團之政策為維持大額研發投資，藉向客戶提供創新科技產品保持競爭優勢。

The Group foresees a better manufacturing environment in China in the years ahead. The RMB which appreciated as much as 6.8% last year and impacted wages, raw materials and all manufacturing overheads in China has remained stable since the close of our fiscal 2009. The Group expects that the Chinese operating environment will improve as the struggling economy may prompt the government to be more sympathetic to the grievances of private employers operating within China.

本集團預見於未來數年之中國製造業環境向好。人民幣去年大幅度升值6.8%，並影響中國工資、原材料及所有間接製造成本上漲，自2009財政本年度結束起已保持穩定。由於經濟困境可能促使政府向國內經營之私營僱主採取調和措施，故本集團預期中國之營商環境將見改善。

The Group is hopeful that fiscal year 2010 will be much improved over fiscal 2009. Starting with strong liquidity position in the backdrop of a leaner overhead structure, flexible production ability, sustained R&D investment, improved distribution in North America, and an experienced workforce in China, the Group is positioned to recover and resume profitability after the recovery of the world economy.

本集團對於2010財政年度較2009財政年度顯著好轉之憧憬充滿希望。憑藉強勁之流動資金狀況，配合精簡的成本架構、靈活多變之生產能力、持續作出研發投資、北美洲分銷業務改善，以及在中國擁有一支資深團隊，本集團已準備就緒，於全球經濟復蘇後重上軌道，恢復盈利能力。

CHAIRMAN'S STATEMENT
主席報告書

FINANCIAL POSITION

Liquidity and Financial Resources

The financial position of the Group remained stable. As at 31 March 2009 cash and deposits amounted to HK$104 million, as compared to HK$77 million last year.

Gearing ratio, calculated as total borrowings to shareholders' funds was 0.49 (2008: 0.61), and net bank borrowings to shareholders' funds was 0.33 for the year (2008: 0.51). Current ratio calculated as current assets to current liabilities changed to 1.43 from 1.47 last year.

Financing and Capital Structure

The Group finances its operations by a combination of equity and bank borrowings. As at 31 March 2009, the Group's total borrowings is about HK$326 million (2008: HK$473 million), of which HK$302 million are repayable within one year and HK$24 million are repayable within five years. Net borrowings, calculated as bank borrowings less bank balances and cash, is HK$223M (2008: HK$396M).

The Group's transactions were mostly denominated in US dollars and Hong Kong dollars. The exposure to exchange risk was insignificant.

Pledge of Assets

As at 31 March 2009, the Group pledged certain assets and securities with carrying value of HK$46M (2008: HK$134M) to secure general credit facilities for margin accounts with brokers.

財務狀況

流動資金及財務資源

本集團之財務狀況保持穩健。於2009年3月31日，現金及存款為104,000,000港元，而去年則為77,000,000港元。

以總借貸對比股東資金計算之資產負債比率為0.49（2008年：0.61），而本年度之銀行借貸淨額對比股東資金則為0.33（2008年：0.51）。按流動資產對比流動負債計算之流動比率由去年度之1.47轉為1.43。

財務及資本架構

本集團乃以權益及銀行借貸作為營運資金。於2009年3月31日，本集團之借貸總額約為326,000,000港元（2008年：473,000,000港元），當中302,000,000港元須於1年內償還，而24,000,000港元須於5年內償還。借貸淨額（以銀行借貸減銀行結餘及現金計算）為223,000,000港元（2008年：396,000,000港元）。

由於本集團之交易大部份以美元或港元為結算單位，故所承受之匯兑風險並不重大。

資產抵押

於2009年3月31日，本集團已抵押賬面值為46,000,000港元（2008年：134,000,000港元）之若干資產及證券，作為一般信貸融資及經紀股票戶口之擔保。

Contingent Liabilities

As at 31 March 2009, the Group had no contingent liabilities.

STAFF

As at 31 March 2009, the Group had a total staff of 1,624 of which 1,479 were employed in the PRC for the Group's manufacturing and distribution business.

The Group provides employee benefits such as staff insurance, retirement scheme, discretionary bonus and share option scheme and also provides in-house training programmes and external training sponsorship.

或然負債

於2009年3月31日，本集團並無或然負債。

員工

於2009年3月31日，本集團擁有員工共1,624人，其中1,479人受僱於中國，負責本集團之製造及分銷業務。

本集團為其員工提供之福利如員工保險、退休計劃、酌情花紅及購股權計劃，亦提供內部訓練及外界訓練資助。

DIRECTORS AND SENIOR MANAGEMENT'S PROFILE
董事及高級管理人員資料

EXECUTIVE DIRECTORS

Mr. Philip Lau Sak Hong, aged 62, was appointed executive director of the Company since 26th September, 1989. He is also the Chairman and Managing Director of the Company. He has been in the Group for 39 years and over 39 years of management experience in the electronics industry. Mr. Lau did not hold any directorship in other listed public companies in the last three years. Mr. Lau is also a director in a number of subsidiaries of the Group of the Company. He is the brother of Mr. Anthony Lau Sak Kai, Mr. Andy Lau Sak Yuk, Ms. Carol Lau Chu Lan, Mr. Eric Lau Shek Hung and Mr. Jacky Lau Sek Hoi who are executive directors and senior management of the Company.

Mr. Anthony Lau Sak Kai, aged 59, was appointed director of the Company since 26th September, 1989. He is an Executive Director of the Company. Mr. Lau has been in the Group for 37 years and is responsible for the Group's overall production management in China and also in charge of the research & development of the Group. Mr. Lau did not hold any directorship in other listed public companies in the last three years. Mr. Lau is also a director of a number of subsidiaries of the Group of the Company. He is the brother of Mr. Philip Lau Sak Hong, Mr. Andy Lau Sak Yuk, Ms. Carol Lau Chu Lan, Mr. Eric Lau Shek Hung and Mr. Jacky Lau Sek Hoi who are executive directors and senior management of the Company.

Mr. Andy Lau Sak Yuk, aged 59, was appointed executive director of the Company since 26th September, 1989. He is in charge of the research and development of the Group and has been in the Group for 37 years. Mr. Lau did not hold any directorship in other listed public companies in the last three years. Mr. Lau is also a director in a number of subsidiaries of the Group of the Company. He is the brother of Mr. Philip Lau Sak Hong, Mr. Anthony Lau Sak Kai, Ms. Carol Lau Chu Lan, Mr. Eric Lau Shek Hung and Mr. Jacky Lau Sek Hoi who are executive directors and senior management of the Company.

執行董事

劉錫康先生，62歲，於1989年9月26日獲委任為本公司執行董事。彼亦為本公司主席兼董事總經理。彼在本集團已服務39年並擁有超過39年電子工業之管理經驗。劉先生於過去三年並無出任其他上市公司董事職位。劉先生亦為本公司多家集團附屬公司之董事。彼為本公司之執行董事及高層管理人員劉錫淇先生、劉錫澳先生、劉翠蓮女士、劉錫鴻先生及劉錫海先生之胞兄。

劉錫淇先生，59歲，於1989年9月26日獲委任為本公司執行董事。彼現為本公司執行董事。彼在本集團已服務37年，負責本集團之中國整體生產管理，亦主管本集團之研發部。劉先生過去三年內並無出任其他上市公司董事職位。劉先生亦為本公司多家集團附屬公司之董事。彼為本公司之執行董事及高層管理人員劉錫康先生、劉錫澳先生、劉翠蓮女士、劉錫鴻先生及劉錫海先生之兄弟。

劉錫澳先生，59歲，於1989年9月26日獲委任為本公司執行董事，負責本集團之研究及發展，並於本集團已服務37年。劉先生於過去三年並無出任其他上市公司董事職位。劉先生亦為本公司多家集團附屬公司之董事。彼為本公司之執行董事及高層管理人員劉錫康先生、劉錫淇先生、劉翠蓮女士、劉錫鴻先生及劉錫海先生之兄弟。

DIRECTORS AND SENIOR MANAGEMENT'S PROFILE
董事及高級管理人員資料

NON-EXECUTIVE DIRECTOR

Mr. Hon Sheung Tin, Peter, aged 68, had been an independent non-executive director of the Company since 1988 and re-designated as non-executive director of the Company on 28th September, 2004. He has been practising as a solicitor in Hong Kong for over 39 years. He retired as Senior Partner of Messrs. Hon & Co., Solicitors & Notaries since 1st April, 2008 and remains as consultant. He is also an independent non-executive director of Automated Systems Holdings Limited, a company listed on The Stock Exchange of Hong Kong Limited. He is also a director of Starlight Industrial Holdings Limited and The Singing Machine Company, Inc. where both are subsidiaries of the Company. He is a member of audit committee and remuneration committee of the Company.

非執行董事

韓相田先生，68歲，彼於1988年獲委任為本集團獨立非執行董事，其後於2004年9月28日重新委任為本公司非執行董事。現職為律師，於香港執業超過39年。彼於2008年4月1日起辭任韓潤燊律師樓之首席合夥人，惟仍留任顧問職務。彼亦為香港聯合交易所有限公司之上市公司自動系統集團有限公司之獨立非執行董事，亦為Starlight Industrial Holdings Limited及The Singing Machine Company, Inc.（均為本公司附屬公司）之董事。彼為本公司審核委員會及薪酬委員會成員。

INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr. Norman Ho Hau Chong, aged 53, was appointed independent non-executive director of the Company since 1st October, 1998. He is a member of audit committee of the Company. He holds a Bachelor of Arts degree from the University of Exeter, and is a member of the Institute of Chartered Accounts in England and Wales, a Fellow of the Hong Kong Institute of Certified Public Accountants. He has over 22 years of experience in management and property development. He is a director in CITIC Pacific Limited, Hong Kong Ferry (Holdings) Company Limited, Lee Hing Development Limited, Miramar Hotel & Investment Company Limited, Shun Tak Holdings Limited and New World Mobile Holdings Limited all of which are listed on the Stock Exchange. Mr. Ho resigned as director of Taifook Securities Group Limited, a company listed on the Stock Exchange, on 1st July, 2009.

獨立非執行董事

何厚鏘先生，53歲，彼於1998年10月1日獲委任為本集團獨立非執行董事。彼為本公司審核委員會成員。何先生持有英國University of Exeter 學士學位，亦為英格蘭及威爾斯特許會計師公會會員及香港會計師公會資深會員。何先生有超過22年管理及地產發展經驗。何先生為中信泰富有限公司、香港小輪(集團)有限公司、利興發展有限公司、美麗華酒店企業有限公司、信德集團有限公司及新世界移動控股有限公司之董事，該等公司均於聯交所上市。何先生於2009年7月1日辭任聯交所上市公司大福證券集團有限公司之董事一職。

DIRECTORS AND SENIOR MANAGEMENT'S PROFILE
董事及高級管理人員資料

Mr. Chan Chak Chung, aged 51, was appointed director of the Company since 30th September, 2004. He is an Independent Non-executive Director, a member of audit committee and remuneration committee of the Company. He is a qualified accountant with about 28 years in the public accountancy profession. He holds a Master degree in Business Administration. He is an associate member of Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants of United Kingdom. He did not hold any directorship in other listed public companies in the last three years.

陳澤仲先生，51歲，自2004年9月30日獲委任為本公司董事。彼為本公司之獨立非執行董事、審核委員會及薪酬委員會成員。陳先生為合資格會計師，於執業會計專業擁有約28年經驗。彼持有工商管理碩士學位，為香港會計師公會及英國特許公認會計師公會會員。彼於過去三年內並無出任其他上市公司董事職位。

Mr. Winston Calptor Chuck, aged 53, was appointed director of the Company since 30th September, 2004. He is an Independent Non-executive Director and a member of remuneration committee of the Company. He has been practising as a solicitor in Hong Kong over 27 years. He holds a Bachelor Degree of Arts from University of Ontario, Canada. He is also an independent non-executive director of ITC Corporation Limited, a company listed on the Stock Exchange.

卓育賢先生，53歲，自2004年9月30日獲委任為本公司董事。彼為本公司之獨立非執行董事及薪酬委員會成員。卓先生為事務律師，於香港執業逾27年。彼獲加拿大University of Ontario頒授文學學士學位。彼亦為於聯交所上市之德祥企業集團有限公司之獨立非執行董事。

SENIOR MANAGEMENT

高級管理人員

Mr. Lau Yat Tung, aged 30, the eldest son of Mr. Lau Sak Hong, Philip, joined the Group in 2003 as assistant to Chairman. He graduated with a Bachelor of Art in Business Marketing from Indiana University, the Kelley School of Business. Previously, he held a marketing executive position in Storage Technology Corp. He is now responsible for corporate relations, local sales in China, and the integration of the ERP system to facilitate the modernisation of the Group's management.

劉日東先生，30歲，劉錫康先生之長子，彼於2003年加入本集團，出任主席助理。彼於印第安那大學商學院畢業，獲頒商業市場學學士學位，彼曾出任儲存工藝公司(Storage Technology Corp.)之市務主任職位。彼現負責企業關係、中國國內銷售及企業資源規劃系統整合，以促進本集團推行現代化管理。

Mr. Lau Yat Sun, aged 29, is the second son of Mr. Lau Sak Hong, Philip. He graduated at Bentley College, a business specialty college with a Bachelor of Art in Business Marketing. After graduation, he worked for an electronics firm in Massachusetts as a buyer for electronic components. Later on, he joined the group in 2004 as Product Development President and established koncepts International Ltd. ("koncepts"), a subsidiary of the Group. He is currently responsible for the development of new digital products for koncepts.

劉日申先生，29歲，劉錫康先生之次子，彼於美國Bentley College 畢業，獲得商業市場學學士學位後，於麻省一電子商行從事電子零件買家，於2004年加入本集團出任產品開發總裁，其後更創立集團附屬公司，創申國際有限公司(「創申」)，現時負責為創申發展新數碼產品。

DIRECTORS AND SENIOR MANAGEMENT'S PROFILE
董事及高級管理人員資料

Ms. Lau Chu Lan, Carol, aged 60, is a sister of Mr. Lau Sak Hong, Philip. Ms. Lau rejoined the Group in October 2006 to oversee the financial management and reporting of the Group's subsidiaries in the United States. Ms. Lau served as financial controller of the Group from 1986-1988 and was President of a fully owned subsidiary of the Group in United States from 1990-1996. She has over 32 years of experience in financial management, business consultation, financial and regulatory auditing in Australia, Hong Kong and United States. She graduated from Curtin University in Perth, Australia in 1975 with a Bachelor's degree in Accounting, and held a Master degree in computing at the Canberra University, Australia in 1980. Ms. Lau is a certified public accountant in the United States.

劉翠蓮女士，60歲，為劉錫康先生之胞妹。劉女士於2006年10月重新加入本集團，負責監管本集團於美國附屬公司之財務管理及申報。劉女士於1986年至1988年期間擔任本集團財務總監，並於1990年至1996年期間擔任本集團於美國全資附屬公司之總裁。彼於澳洲、香港及美國之財務管理、商業諮詢、財務及監管審計方面擁有逾32年經驗。劉女士於1975年畢業於澳洲柏斯Curtin University，持有會計學學士學位，並於1980年在澳洲堪培拉大學取得電腦碩士學位。劉女士為美國執業會計師。

Mr. Lau Shek Hung, Eric, aged 53, a brother of Mr. Lau Sak Hong, Philip, is a Director of a major subsidiary of the Group. He is responsible for the Group's Colour TV manufacturing business. He has been in the Group for 13 years and has over 20 years of experience in the electronics field.

劉錫鴻先生，53歲，為劉錫康先生之胞弟，亦為集團一主要附屬公司董事，專責主管本集團彩色電視機製造業務，彼在本集團已服務了13年並擁有20年以上電子業務經驗。

Mr. Lau Sek Hoi, Jacky, aged 50, a brother of Mr. Lau Sak Hong, Philip, is a Director of a major subsidiary of the Group. He is holding a science degree from one Australian university and is currently responsible for the Group's material sourcing, purchasing and control activities. He has been in the Group for 24 years.

劉錫海先生，50歲，為劉錫康先生之胞弟，亦為本集團一主要附屬公司董事，取得澳洲一所大學之理科學位，現負責本集團原料採購及控制等工作。彼在本集團已服務了24年。

Mr. Wong Kai Wai, Tony, aged 60, joined the Group as General Manager in 2005. He started his career in the audio and video manufacturing business since 1967. He was formerly a director of a television manufacturing company listed in Hong Kong. He supervises and coordinates different divisions of the Group.

王繼偉先生，60歲，2005年加入集團為集團總經理。從1967年開始從事音響及電視製造專業，曾為一香港電視製造業務之香港上市公司董事。現全面負責管理及協調集團各部業務。

Mr. Lam Wang Tat, Thomas, aged 52, joined the Group as the president of the Group's Marketing Division. He has 32 years experience as IT veteran, and his background was in software, consulting system integration and management. He has extensive experience in sales, marketing, management, consulting, project management, software development and in consumer electronic business. He was formerly a director of various major multinational IT companies.

林泓達先生，52歲，加入本集團為集團市場部之總裁。彼於科技資訊及電子行業，擁有32年經驗，特別是在軟件及系統綜合顧問及管理方面。此外，於銷售、推廣、管理、顧問、計劃管理及軟件／系統發展及電子產品推廣之經驗亦非常豐富。曾任職多間跨國資訊公司董事。

DIRECTORS AND SENIOR MANAGEMENT'S PROFILE
董事及高級管理人員資料

Mr. Man Chi Kuen, aged 45, joined the Group as Chief Financial Officer in 2009. Mr. Man graduated with bachelor degree in business administration from Chinese University of Hong Kong and with post graduate diploma in financial analysis from University of Hong Kong. Mr. Man is CPA of various US states and in Hong Kong, and is CGA of Ontario, Canada. Mr. Man has 24 years of extensive work experience across Canada, US, Hong Kong and PRC.

文志乾先生，45歲，於2009年加入本集團擔任財務總監。文先生畢業於香港中文大學工商管理學士學位，並持有香港大學財務分析深造文憑。文先生為多個美國州份及香港之執業會計師及加拿大多倫多註冊會計師。文先生於加拿大、美國、香港及中國擁有24年豐富工作經驗。

Mr. Anton Handal, aged 54, joined the Company as Counsel, for matters related to United States activities in 2005 and regularly advises the Group on legal and business matters. He joined The Singing Machine Company, Inc. as its Chief Executive Officer on June 21,2007. The Singing Machine Company, Inc. is engaged in the development, distribution, marketing and sales of consumer karaoke and musical instruments. The Singing Machine distributes its products worldwide. He received his Bachelor of Arts degree in Economics from the University of California at Los Angeles in 1980 and his Juris Doctorate from Southwestern University School of Law in 1982. Mr. Handal is a member in good standing with the State Bar of California and is also admitted to the Bars of the United States Ninth Circuit Court of Appeals, and the United States District Courts for the Southern and Central and Northern Districts of California, the Federal Circuit Court of Appeal and the Central District of Florida. He has also served as a member of the Villa View Hospital board of directors, and is a former member of the Board of Trustees of the San Diego Railroad.

Anton Handal先生，54歲，於2005年加盟本公司擔任法律顧問，負責美國業務相關事宜，並定期為本集團之法律及業務事項提供意見。彼於2007年6月21日加入The Singing Machine Company, Inc擔任行政總裁。The Singing Machine Company, Inc主要從事消費者卡拉OK機及樂器之開發、分銷、市場推廣及銷售。The Singing Machine於全球分銷產品。Handal先生於1980年在洛杉磯加州大學取得經濟系文學士學位，並於1982年取得Southwestern University School of Law之法律博士學位。Handal先生為加州律師公會之永久會員，並為美國第九巡迴法庭上訴法院、美國加州南部、中央及北部地方法院、美國聯邦巡迴法庭上訴法院及美國佛羅里達州中央地方法院之律師。彼亦為Villa View Hospital董事會成員及San Diego Railroad信託委員會前任成員。

Mr. Peter Horak, aged 70, was appointed Chief Executive Officer of Cosmo in January 2001. He is the co-founder of Cosmo Canada and has been its CEO since 1988. Mr. Horak has extensive knowledge and experience in distribution of consumer electronics products in Canada. Prior to joining Cosmo Canada in 1982, Mr. Horak worked with several top electronic companies and served as Sanyo's Vice President of Sales and Marketing. He leads the sales team to open new markets and develop new products and works closely with the administrative group and warehouse supporting group.

Peter Horak先生，70歲，於2001年1月獲委任為Cosmo之行政總裁。彼為Cosmo Canada之共同創辦人，並於1988年起擔任該公司之行政總裁。Horak先生於加拿大分銷消費電子產品方面擁有豐富知識及經驗。於1982年加盟Cosmo Canada前，Horak先生曾於多家著名電子公司工作，並曾任三洋之銷售及市場推廣部副總裁。彼帶領銷售隊伍開拓新市場、開發新產品以及與行政隊伍及庫存支援隊伍緊密合作。

Mr. Jeff Horak, aged 50, joined one of the Group US subsidiary Cosmo Communications Canada Inc. as Vice President of Sales & Marketing since 1981. He is responsible for sales, business development of foreign markets and develops various product lines, which Cosmo distribute.

Jeff Horak先生，50歲，於1981年加入本集團之美國附屬公司Cosmo Communications Canada Inc.擔任銷售及市場推廣部副總裁。彼負責Cosmo所分銷產品之銷售、海外業務發展及開發不同產品系列。

CORPORATE GOVERNANCE
企業管治報告

The Company is committed to maintaining a high standard of corporate governance. The Board of directors of the Company ("the Board") firmly believes that to maintain a good, solid and sensible framework of corporate governance will ensure the Company to run its business in the best interests of its shareholders as a whole.

本公司致力維持高水平企業管治。本公司董事局(「董事局」)深信，維持良好、穩健及明智的企業管治架構，將確保本公司之業務營運符合其股東整體最佳利益。

The Company adopted all the code provisions in the Code on Corporate Governance Practices ("the Code") contained in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited ("the Listing Rules") as its own code on corporate governance practices.

本公司已採納香港聯合交易所有限公司證券上市規則(「上市規則」)附錄14所載之企業管治常規守則(「守則」)作為其本身企業管治常規守則。

During the year ended 31 March 2009, the Company has complied with the Code except the following:

除下列各項外，本公司於截至2009年3月31日止年度一直遵守守則之規定：

1. Pursuant to code provision A.2.1, the roles of chairman and chief executive officer of an issuer should be separated and should not be performed by the same individual. The division of responsibilities between the chairman and chief executive officer should be clearly established and set out in writing. Mr. Philip Lau Sak Hong is currently the chairman and managing director of the Company. Having considered the current business operation and the size of the Group, the board of directors of the Company is of the view that Mr. Lau acting as both the chairman and managing director of the Company is acceptable and in the best interest of the Company. The Board will review this situation periodically.

1. 根據守則條文第A.2.1條，發行人主席及行政總裁之職責須獨立區分，且不應由同一人出任。主席及行政總裁之職責區分須書面清楚列明。劉錫康先生現時出任本公司之主席兼董事總經理。基於目前業務運作情況與本集團之規模，本公司董事局相信，由劉先生出任本集團之主席兼董事總經理乃可接受及符合本公司最佳利益。董事局將定期檢討這情況。

2. The Company was incorporated in Bermuda and enacted by private act, the Starlight International Holdings Limited Company Act, 1989 of Bermuda (the "1989 Act"). Pursuant to section 3(e) of the 1989 Act, director holding office as executive chairman or managing director shall not be subject to retirement by rotation at each annual general meeting as provided in the bye-laws of the Company ("the Bye-laws"). As the Company is bound by the provisions of the 1989 Act, the Bye-laws cannot be amended to fully reflect the requirements of the code provision A.4.2 which stipulates that every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years.

2. 本公司乃根據私人法1989年百慕達升岡國際有限公司法(「1989年法」)於百慕達註冊成立。根據1989年法第3(e)節，擔任執行主席或董事總經理之董事毋須根據本公司之公司細則(「公司細則」)規定於各股東週年大會上輪值告退。由於本公司受到1989年法之條文約束，公司細則不得作出修訂以全面遵守守則條文第A.4.2條有關各董事(包括擁有特定委任年期之董事)須最少每三年輪值告退一次之規定。

CORPORATE GOVERNANCE
企業管治報告

To enhance good corporate governance practices, Mr. Philip Lau Sak Hong, the chairman and managing director of the Company will voluntarily retire from his directorship at annual general meeting of the Company at least once every three years in order for the Company to comply with the Code, provided that, being eligible for re-election, he may offer himself for re-election at the annual general meeting.

為加強良好之企業管治常規，本公司主席兼董事總經理劉錫康先生將自願於本公司股東週年大會上每三年輪值告退一次，使本公司可遵守守則之規定，惟其有權並願意於股東週年大會上膺選連任。

BOARD OF DIRECTORS

董事局

The Board is charged with leading the Group in a responsible and effective manner. Each director has to carry out his/her duties in utmost good faith above and beyond any prevailing applicable laws and regulations and act in the best interests of the shareholders. The duties of the Board include establishing the strategic direction of the Group, setting objectives and monitoring the performance of the Group.

董事局須以負責有效之方式領導本集團。除遵守任何現行適用法例及規例外，每名董事須絕對真誠地履行彼之職責，並以股東最佳利益行事。董事局職責包括制定本集團策略方向、設定目標及監察本集團表現。

The Board has established schedule of matters specifically reserved to the Board for its decision and those reserved for the management. The Board reviews this schedule on a periodic basis to ensure that it remains appropriate to the needs of the Company.

董事局制定專門留待董事局議決及管理層處理之事務議程。董事局會定期審閱相關議程，確保其仍然切合本公司需要。

The Board of the Company consists of three executive directors, three independent non-executive directors and one non-executive director. Their brief biographical details and relationship, if any, are described on page 9 of the Annual Report.

本公司董事局由3名執行董事、3名獨立非執行董事及1名非執行董事組成。彼等之簡歷及關係(如有)載於年報第9頁。

The independent non-executive directors, all of whom are independent of the management of the Company, are highly experienced professionals coming from a diversified background. They ensure that the Board maintains high standards of financial and other mandatory reporting as well as providing adequate check and balance of safeguard the interest of shareholders and the Company as a whole.

全體獨立非執行董事均獨立於本公司管理層，乃來自不同背景之資深專業人士。彼等確保董事局維持高水平財務及其他強制申報，並具備充分權力制衡，以保障股東及本公司整體利益。

Each of the independent non-executive directors and non-executive director has entered into an appointment letter with the Company pursuant to which each of them is appointed for service with the Company from 1 October 2007 to 30 September 2009. The appointment shall terminate on the earlier of (i) 30 September 2009, or (ii) the date on which the director ceases to be director for any reasons pursuant to the bye-laws of the Company or any other applicable laws.

獨立非執行董事及非執行董事各自與本公司訂立委任書，據此，彼等各自獲委任自2007年10月1日至2009年9月30日期間向本公司提供服務。任期須於下列較早期限終止：(i) 2009年9月30日；或(ii)董事基於任何理由根據本公司之章程細則或任何其他適用法例終止出任董事之日。

CORPORATE GOVERNANCE
企業管治報告

BOARD OF DIRECTORS *(CONT'D)*

The full Board meets no less than four times a year to review the financial and operating performance of the Group. Additional board meetings were held when necessary. Due notice and board papers were given to all directors prior to the meeting in accordance with the Listing Rules and the Code. The Board has established procedure to enable directors, upon reasonable request, to seek independent professional advice in appropriate circumstances at the Company's expenses.

There were four (4) regular Board meetings held in the financial year ended 31 March 2009. The attendance record of each director is shown below. All business transacted at the above meetings are well-documented and maintained in accordance with applicable laws and regulations.

董事局*(續)*

董事局全體成員每年會面不少於4次，以審閱本集團財務及營運表現。董事局將於有需要時額外舉行會議。已於會議舉行前根據上市規則及守則向全體董事發出適當通告及董事局文件。董事局已制定程序，讓董事在作出合理要求後於適當情況下徵求獨立專業意見，費用由本公司承擔。

於截至2009年3月31日止財政年度，曾舉行四(4)次董事局例會。每名董事之出席記錄呈列如下。上述會議處理之所有事務均按照適用法例及規條妥為記錄及存檔。

Name of director	董事姓名	No. of board meeting attended 出席董事局例會次數
Philip Lau Sak Hong	劉錫康	4
Anthony Lau Sak Kai	劉錫淇	4
Andy Lau Sak Yuk	劉錫澳	4
Peter Hon Sheung Tin	韓相田	4
Norman Ho Hau Chong	何厚鏘	4
Chan Chak Chung	陳澤仲	4
Winston Calptor Chuck	卓育賢	2

DIRECTORS' SECURITIES TRANSACTIONS

The Company had adopted the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the Listing Rules ("the Model Code"), as the code of conduct regarding director's securities transactions.

The Company has made specific enquiry of all directors that they have complied with the Model Code throughout the year ended 31 March 2009.

In addition, the Board also established written guidelines on no less exacting terms than the Model Code for senior management of the Company in respect of their dealings in the securities of the Company.

董事進行證券交易

本公司已採納上市規則附錄10所載上市發行人董事進行證券交易的標準守則(「標準守則」)，作為董事進行證券交易的操守守則。

本公司向全體董事作出具體查詢，彼等於截至2009年3月31日止年度一直遵守標準守則。

此外，董事局亦制定書面規條，其條款不寬鬆於本公司高級管理人員買賣本公司證券之標準守則。

BOARD COMMITTEES

To strengthen the functions of the Board and to enhance its expertise, there are two Board committees namely, the Audit Committee and Remuneration Committee formed under the Board, with each performing different functions.

董事局委員會

為加強董事局職能及提升其專業知識，已於董事局轄下成立兩個董事局委員會，分別為審核委員會及薪酬委員會，各自履行不同職能。

AUDIT COMMITTEE

The Audit Committee, which is chaired by Mr. Norman Ho Hau Chong, has been established with defined terms of reference in alignment with the recommendations set out in "A Guide for Effective Audit Committees" issued by the Hong Kong Institute of Certified Public Accountants and the code provisions set out in the Corporate Governance Code of the Listing Rules. Other members are Peter Hon Sheung Tin and Chan Chak Chung.

The Audit Committee meets no less than twice a year with the senior management and the external auditors. The role and function of the Audit Committee include: to review the accounting principles and practices adopted by the Group and other financial reporting matters, to assure the completeness, accuracy and fairness of the financial statement of the Group, discuss the effectiveness of the systems of internal control throughout the Group and most importantly, and to review all significant business affairs managed by the executive directors in particular on connected transactions. The Committee also provides advice and recommendations to the Board and oversees all matters relating to the external auditors, and it plays an important role in monitoring and safeguarding the independence of external auditors.

The Audit Committee met two (2) times during the financial year ended 31 March 2009. Work undertaken by the audit committee included:

- reviewing of the financial statements for the year ended 31 March 2008 and for the six months ended 30 September 2008;
- reviewing of the auditors' fees and its re-appointment; and
- considering and approve the 2009 audit fees and audit work.

審核委員會

本公司已成立審核委員會，由何厚鏘先生擔任主席，並制定職權範圍，以遵照香港會計師公會所頒佈「有效運作審核委員會之準則」(「A Guide for Effective Audit Committees」)所載推薦建議以及上市規則之企業管治守則所載守則條文。其他成員為韓相田及陳澤仲。

審核委員會每年與高級管理人員及外聘核數師會面不少於兩次。審核委員會之角色及職能包括：審閱本集團所採納會計準則及慣例與其他財務申報事宜；確保本集團財務報告之完整性、準確性及公平性；討論本集團內部監控系統之成效；而最重要的，乃審閱執行董事處理之一切重大事務，特別是關連交易。委員會亦向董事局提供意見及推薦建議，並監管有關外聘核數師之一切事宜，於監察及保障外聘核數師獨立身分方面擔當重要角色。

審核委員會於截至2009年3月31日止財政年度會面兩(2)次。審核委員會所進行之工作包括：

- 審閱截至2008年3月31日止年度及截至2008年9月30日止6個月之財務報告；
- 審閱核數師酬金及續聘；及
- 考慮及批准2009年核數費用及核數工作。

AUDIT COMMITTEE (CONT'D)

The attendance record of each member is shown below. All business transacted at the above meetings are well-documented and maintained in accordance with applicable laws and regulations.

審核委員會(續)

每名成員之出席記錄呈列如下。於上述會議處理之所有事務均按照適用法例及規例妥為記錄及存檔。

Name of audit committee member	審核委員會會員姓名	No. of audit committee meeting attended 出席審核委員會會議次數
Norman Ho Hau Chong	何厚鏘	2
Peter Hon Sheung Tin	韓相田	2
Chan Chak Chung	陳澤仲	2

REMUNERATION COMMITTEE

The Company which is chaired by Mr. Peter Hon Sheung Tin, has been established with defined terms of reference. Other members are Mr. Chan Chak Chung and Mr. Winston Calptor Chuck.

The Company aims to design remuneration policies that attract and retain executive needed to run the Group successfully and to motivate executives to pursue appropriate growth strategies whilst taking into account performance of the individual. The remuneration should reflect performance, complexity and responsibility of the individual; and the remuneration package will be structured to include salary, bonus and share options scheme to provide incentives to directors and senior management to improve their individual performances.

The role and function of the Remuneration Committee include formulation of the remuneration policy, review and recommending to the Board the annual remuneration policy, and determination of the remuneration of the executive directors.

Work undertaken by the Remuneration Committee during the year included:

- reviewing of the remuneration policy for 2008/2009; and
- reviewing of the remuneration of the executive directors and the independent non-executive directors.

薪酬委員會

本公司已成立薪酬委員會，由韓相田先生擔任主席，並制定職權範圍。其他成員為陳澤仲先生及卓育賢先生。

本公司旨在制定適當薪酬政策，以吸引及留聘本集團成功營運所需之行政人員，並激勵行政人員推行適當發展策略，同時評核員工個別表現。薪酬應反映個別員工之表現、職務難度及職責；而薪酬組合之結構將涵蓋薪金、花紅及購股權計劃，為董事及高級管理人員提供獎勵，以提升彼等個別表現。

薪酬委員會之角色及職能包括制定薪酬政策、每年審閱薪酬政策及就此向董事局提供推薦建議，以及釐定執行董事薪酬。

薪酬委員會於年內所進行之工作包括：

- 審閱2008／2009年薪酬政策；及
- 審閱執行董事及獨立非執行董事之薪酬。

REMUNERATION COMMITTEE *(CONT'D)*

The Remuneration Committee meets once during the financial year ended 31 March 2009 with the presence of Mr. Peter Hon Sheung Tin and Mr. Chan Chak Chung.

薪酬委員會*(續)*

薪酬委員會於截至2009年3月31日止財政年度會面1次，韓相田先生及陳澤仲先生均出席會議。

OTHER INFORMATION

The Board of Directors has not established a nomination committee. According to the Bye-laws of the Company, the Board has the power from time to time and at any time to appoint any person as a director either to fill a casual vacancy or as an addition to the Board. In assessing nomination of new directors, the Board will take into consideration of the nominee's qualification, ability and potential contributions to the Company. There was no change of the composition of the Board during financial year ended 31 March 2009.

其他資料

董事局並無成立提名委員會。根據本公司之章程細則，董事局有權不時及隨時委任任何人士出任董事，以填補臨時空缺或成為董事局新增成員。於評核新董事提名時，董事局將考慮獲提名人士履歷、能力及向本公司作出之潛在貢獻。截至2009年3月31日止財政年度，董事局成員並無變動。

AUDITOR'S REMUNERATION

The remuneration in respect of services provided by Deloitte Touche Tohmatsu for the Group for the year ended 31 March 2009 are analysed as follows:

核數師酬金

德勤•關黃陳方會計師行於截至2009年3月31日止年度向本集團提供服務所涉及酬金分析如下：

		31 March 2009 HK$'000 **2009年3月31日** 千港元
Audit service	核數服務	2,300
Non audit service	非核數服務	340

In respect of non-audit services, the fees paid to the Company's auditors related to tax compliance and tax consulting services.

就非核數服務而言，指就稅務諮詢服務應付本公司核數師之費用。

DIRECTORS' AND AUDITORS' RESPONSIBILITY FOR PREPARING THE FINANCIAL STATEMENTS

The management provides the explanation and information to the Board to facilitate an informed assessment of the financial and other information put before the Board for approval.

The Directors acknowledge their responsibility to prepare the financial statements that give a true and fair view of the state of affairs of the Group. Meanwhile, the Directors are responsible for ensuring that appropriate accounting policies are selected and applied consistently; and that judgments and estimates made are prudent and reasonable. In preparing the financial statements for the year ended 31 March 2009, the accounting principles generally accepted in Hong Kong have been adopted and the requirements of the Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the applicable laws were complied with.

The Board was not aware of any material uncertainties relating to events or conditions that might cast significant doubt upon the Group's ability to continue as going concern. The Board has prepared the financial statements on a going concern basis.

The reporting responsibilities of external auditors of the Company are disclosed in "Independent Auditor's Report".

董事與核數師編製財務報告之責任

管理層提呈財務及其他資料予董事局審批時，會提供補充説明及資料讓董事局在知情之情況下評估財務及其他資料。

董事確認有責任編製一份能夠真實而公平地反映本集團事務狀況之財務報告。同時，董事亦負責確保須選擇及貫徹應用適當之會計政策，有關判斷及評估亦需審慎合理。於編製截至2009年3月31日止年度之財務報告時，採納了香港普遍採納之會計原則，並遵守香港會計師公會所頒布之《香港財務報告準則》及適用法例之規定。

董事局並不知悉有任何事件或情況存有重大不明朗因素，會導致本集團持續經營能力出現重大問題。董事局已採用持續經營基準編製財務報告。

本公司外聘核數師之報告責任已於「獨立核數師報告」內披露。

INTERNAL CONTROL

The Board has overall responsibilities for maintaining a sound and effective internal control system of the Group. The system includes a defined management structure with limits of authority, safeguard its assets against unauthorized use of disposition, ensures the maintenance of proper accounting records for the provision of reliable financial information for internal use or for publication, and ensures compliances with relevant laws and regulations. The system is designed to provide reasonable, but not absolute, assurance against material misstatement or loss, and to manage the risks of failure in the Group's operational systems and in the achievement of the Group's objectives.

內部監控

董事局須在整體上負責維持本集團健全及有效之內部監控制度，當中包括設有一個權限分明之清晰管理架構、保障集團資產不會遭挪用或竊取、確保會計記錄妥為存置以提供可靠財務資料作內部或公佈之用，並且確保遵守有關法例及規例。該制度旨在合理，但非絕對保證不會出現嚴重失誤，並管理本集團之營運系統以及本集團達致業務目標過程中之失誤風險。

INTERNAL CONTROL *(CONT'D)*

During the year, the Company has conducted review the effectiveness of system of internal control including risk management system and also the Company's accounting and financial reporting functions. The report and findings has been submitted to the Board and follow-up plan has been adopted based on recommendations.

內部監控*(續)*

年內，本公司已檢討內部監控制度之有效性，包括風險管理制度以及本公司之會計及財務匯報職能。董事局已獲提呈報告及結果，並根據推薦建議採納跟進計劃。

SHAREHOLDER COMMUNICATION

The objective of shareholder communication is to provide our shareholders with detailed information about the Company so that they can exercise their rights as shareholders in an informed manner.

The Company uses a range of communication tools to ensure its shareholders are kept well informed of key business imperatives. These include annual general meeting, annual report, various notices, announcements and circulars. Procedure for voting by poll has been included in circular of the Company accompanying notice convening general meeting and has been read out by the chairman at the general meeting.

At the 2008 annual general meeting, a separate resolution was proposed by the Chairman in respect of each separate issue, including re-election of directors. The Chairman of the Board of Directors and members of Audit Committee and Remuneration Committee attended the 2008 annual general meeting to answer questions from shareholders.

股東通訊

股東通訊之目的乃為股東提供有關本公司之詳盡資料，致使彼等按知情方式行使作為股東之權利。

本公司利用一系列通訊工具，確保其股東緊貼主要業務發展，當中包括股東週年大會、年報、各種通告、公佈及通函。按股數投票表決之程序已載入隨附召開股東大會通告之本公司通函，並於股東大會由主席宣讀。

於2008年股東週年大會上，主席就重選董事等每項獨立事宜分開提呈決議案。董事局主席及審核委員會與薪酬委員會成員已出席2008年股東週年大會，解答股東提問。

CONCLUSION

The Company strongly believes that the quality and standard of corporate governance reflects the quality of the management and the operations of the Group's business. Good corporate governance can safeguard the proper use of funds and effective allocation of resources and to protect shareholders' interests. The management wholeheartedly advocated of the good practice in corporate governance and will try our best to maintain, strengthen and improve the standard and quality of the Group's corporate governance.

總結

本公司深信，企業管治質素及水平反映本集團業務管理及營運質素。良好的企業管治可確保適當動用資金及有效分配資源，並保障股東利益。管理人員竭誠提倡良好的企業管治慣例，定當努力不懈，致力維持、加強及改善本集團企業管治水平及質素。

DIRECTORS' REPORT
董事局報告書

The directors present their annual report and the audited consolidated financial statements of the Company and its subsidiaries (collectively referred to as the "Group") for the year ended 31 March 2009.

董事局仝人謹呈覽本公司及其附屬公司(統稱「本集團」)截至2009年3月31日止年度之年報及經審核之綜合財務報告。

PRINCIPAL ACTIVITIES

The Company is an investment holding company. Its subsidiaries are principally engaged in the design, manufacture and sale of a wide range of electronic products and securities trading.

主要業務

本公司為一投資控股公司。本公司附屬公司之業務包括設計、製造及銷售範圍廣泛之電子產品及證券買賣。

RESULTS AND APPROPRIATIONS

The results of the Group for the year ended 31 March 2009 are set out in the consolidated income statement on page 41.

The directors do not recommend the payment of a dividend for the year ended 31 March 2009.

業績及分配

截至2009年3月31日止年度之本集團業績載於第41頁之綜合損益表。

董事不建議派發截至2009年3月31日止年度之股息。

INVESTMENT PROPERTIES

Details of the movements during the year in the investment properties of the Group are set out in note 13 to the consolidated financial statements.

投資物業

本集團投資物業於年內之變動情況載於綜合財務報告附註13內。

PROPERTY, PLANT AND EQUIPMENT

During the year, the Group acquired property, plant and equipment of HK$34,576,000 to expand its business. Details of the movements during the year in the property, plant and equipment of the Group are set out in note 14 to the consolidated financial statements.

物業、廠房及設備

本年度,本集團為擴張業務而購入之物業、廠房及設備為34,576,000港元。有關本集團物業、廠房及設備於本年度內之變動詳情,已載於綜合財務報告附註14內。

SHARE CAPITAL

During the year, the Company repurchased a total of 5,290,000 of its own shares on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The directors considered that, as the Company's shares were trading at a discount to the net asset value per share, the repurchases would increase the net asset value per share of the Company.

Details of the movements during the year in the share capital are set out in note 31 to the consolidated financial statements.

DISTRIBUTABLE RESERVES OF THE COMPANY

In addition to accumulated profits, under The Companies Act 1981 of Bermuda, contributed surplus is also available for distribution. However, a company cannot declare or pay a dividend, or make a distribution out of contributed surplus if:

(a) it is, or would after the payment be, unable to pay its liabilities as they become due; or

(b) the realisable value of its assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium account.

In the opinion of the directors, the Company's reserves available for distribution at the balance sheet date consisted of contributed surplus of HK$75,263,000 and accumulated profits of HK$22,314,000.

股本

本年度，本公司於香港聯合交易所有限公司(「聯交所」)購回共5,290,000股股份，董事認為當時公司股票交易價格以每股淨資產值折扣交易，回購股份會增加本公司之每股資產淨值。

年內之股本變動情況載於綜合財務報告附註31內。

本公司之可供分派儲備

根據1981年百慕達公司法，除累計溢利外，公司之實繳盈餘亦可分派予股東。惟本公司不能在下列情況從實繳盈餘中宣派或支付股息或作出分派：

(a) 作出分派後無法或將會無法償還到期之債務；或

(b) 其資產之可變現價值較負債、已發行股份及股份溢價之總和為低。

董事認為在結算日本公司可供分派之儲備包括實繳盈餘75,263,000港元及累計溢利22,314,000港元。

DIRECTORS AND SERVICE CONTRACTS

The directors of the Company during the year and up to the date of this report were:

Executive directors:
Lau Sak Hong, Philip
Lau Sak Kai, Anthony
Lau Sak Yuk, Andy

Non-executive director:
Hon Sheung Tin, Peter

Independent non-executive directors:
Ho Hau Chong, Norman
Chan Chak Chung
Chuck Winston Calptor

In accordance with the Company's Bye-law 82, Messrs Anthony Lau Sak Kai, Chan Chak Chung and Chuck Winston Calptor will retire and, being eligible, offer themselves for re-election at the forthcoming annual general meeting.

None of the directors being proposed for re-election at the forthcoming annual general meeting has a service contract with the Company or any of its subsidiaries which is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

Independent non-executive directors have been appointed for a term of two years until 30 September 2009 and are subject to retirement by rotation as required by the Company's Bye-laws.

董事及董事服務合約

於本年度及截至本報告日期為止之董事如下：

執行董事：
劉錫康
劉錫淇
劉錫澳

非執行董事：
韓相田

獨立非執行董事：
何厚鏘
陳澤仲
卓育賢

劉錫淇先生、陳澤仲先生及卓育賢先生將依照本公司之章程細則第82條於即將召開之股東週年大會告退，及有資格並願意膺選連任。

擬於即將召開之股東週年大會被提名膺選連任之任何董事，概無與本公司或其附屬公司訂有本集團不可於一年內毋須補償（法定賠償除外）而終止之服務合約。

獨立非執行董事之委任期限為兩年直至2009年9月30日及依照本公司細則用輪值告退方法委任。

DIRECTORS' INTERESTS IN CONTRACTS AND CONNECTED TRANSACTIONS

(a) During the year, Mr. Lau Sak Hong, Philip, a substantial shareholder of the Company, has provided a personal guarantee to indemnify the Group for any impairment of an unlisted available-for-sale investment to the extent of HK$15 million (2008: HK$15 million).

(b) On 25 September 2008, Starlight Industrial Holdings Limited, a wholly owned subsidiary of the Company, effected the acquisition of the remaining 20% equity interest in Success Base Industries Limited ("Success Base"), a non-wholly owned subsidiary of the Company, from Success Base's other shareholders (including one shareholder being entitled to exercise or control 15% of the voting power of Success Base) for a consideration of HK$1,600,000. Upon completion of the acquisition, Success Base became a wholly owned subsidiary of the Company.

The independent non-executive directors confirm that the transaction has been entered into by the Company in the ordinary course of its business and in accordance with the terms of the agreement governing such transaction that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

Save as disclosed above, no contract of significance to which the Company or any of its subsidiaries was a party and in which a director had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

董事之合約利益及關連交易

(a) 於本年度內，劉錫康先生，本公司主要股東，為本集團之一項非上市可供出售投資之減值提供個人擔保額達15,000,000港元（2008年：15,000,000港元）。

(b) 於2008年9月25日，升岡集團有限公司(本公司之全資附屬公司)向恆敏實業有限公司(「恆敏」，本公司之非全資附屬公司)之其他股東(包括一名有權行使或控制恆敏15%投票權之股東)收購恆敏餘下20%股本權益，代價為1,600,000港元。於完成該項收購後，恆敏成為了本公司之全資附屬公司。

獨立非執行董事確認，該項交易乃由本公司於其日常業務過程中，根據規管該項交易之協議條款進行，為公平合理並符合本公司股東之整體利益。

除上述披露者外，於本年結日或本年度任何時間內，本公司或其附屬公司並未與任何董事訂立重要合約而使彼等直接或間接地獲得重大利益。

DIRECTORS' INTERESTS IN SECURITIES

As at 31 March 2009, the interests and short positions of the directors or chief executive of the Company in the shares, underlying shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) which are required (a) to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO); or (b) pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (c) pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") in the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") to be notified to the Company and the Stock Exchange were as follows:

董事之證券權益

截至2009年3月31日，(a)根據證券及期貨條例(「證券及期貨條例」)第XV部第7及8分部之規定須知會本公司及聯交所(包括根據證券及期貨條例之定義，他們持有或被視為持有權益或淡倉)；或(b)根據證券及期貨條例第352條須記錄於本公司根據該條例而設之登記冊；或(c)根據聯交所證券上市規則(「上市規則」)之上市公司董事進行證券交易的標準守則(「標準守則」)另行通知本公司及聯交所，本公司各董事或主要行政人員於本公司及聯繫公司(定義見證券及期貨條例第XV部)之股份、相關股份及債券中之權益及淡倉如下：

Name of director 董事姓名	Long position/ short position 長倉／淡倉	Capacity 身份	Number of shares held 持股數目	Approximate percentage of shareholding 持股概約百分比
Executive directors: **執行董事：**				
Lau Sak Hong, Philip 劉錫康	Long position 長倉	Beneficial owner 實益擁有人	95,693,029	12.19%
		Interest of controlled corporation (note a) 擁有被控股公司之權益(附註a)	3,165,277	0.40%
		Interest of controlled corporation (note b) 擁有被控股公司之權益(附註b)	10,100,415	1.29%
		Held by trust (note c) 信託基金持有(附註c)	169,069,209	21.53%
			278,027,930	35.41%

DIRECTORS' INTERESTS IN SECURITIES (CONT'D) 董事之證券權益（續）

Name of director 董事姓名	Long position/ short position 長倉／淡倉	Capacity 身份	Number of shares held 持股數目	Approximate percentage of shareholding 持股概約百分比
Executive directors: – continued **執行董事：－續**				
Lau Sak Kai, Anthony 劉錫淇	Long position 長倉	Beneficial owner 實益擁有人	38,693,836	4.93%
		Interest of controlled corporation (note a) 擁有被控股公司之權益（附註a）	3,165,277	0.40%
		Interest of controlled corporation (note b) 擁有被控股公司之權益（附註b）	10,100,415	1.29%
			51,959,528	6.62%
Lau Sak Yuk, Andy 劉錫澳	Long position 長倉	Beneficial owner 實益擁有人	37,507,445	4.78%
		Interest of controlled corporation (note a) 擁有被控股公司之權益（附註a）	3,165,277	0.40%
		Interest of controlled corporation (note b) 擁有被控股公司之權益（附註b）	10,100,415	1.29%
			50,773,137	6.47%

DIRECTORS' INTERESTS IN SECURITIES *(CONT'D)*

董事之證券權益*(續)*

Name of director 董事姓名	Long position/ short position 長倉/淡倉	Capacity 身份	Number of shares held 持股數目	Approximate percentage of shareholding 持股概約百分比
Non-executive director: **非執行董事：**				
Hon Sheung Tin, Peter 韓相田	Long position 長倉	Beneficial owner 實益擁有人	206,769	0.03%
Independent non-executive director: **獨立非執行董事：**				
Chuck Winston Calptor 卓育賢	Long position 長倉	Beneficial owner 實益擁有人	770,000	0.10%

Notes:

(a) These shares are held by K.K. Nominees Limited, a company which is wholly and beneficially owned by Lau Sak Hong, Philip, Lau Sak Kai, Anthony and Lau Sak Yuk, Andy (hereinafter collectively with other family members referred to as the "Lau's family").

(b) These shares are held by Wincard Management Services Limited, a company which is wholly and beneficially owned by the Lau's family.

(c) These shares are wholly and beneficially owned by Philip Lau Holding Corporation, a company beneficially owned by a discretionary trust, the discretionary objects of which include Lau Sak Hong, Philip and his associates.

附註：

(a) 該等股份乃透過由劉錫康、劉錫淇及劉錫澳(連同其他家族成員簡稱「劉氏家族」)全資實益擁有之公司K.K. Nominees Limited持有。

(b) 該等股份乃透過由劉氏家族全資實益擁有之公司Wincard Management Services Limited持有。

(c) 該等股份由一全權信託基金實益擁有之公司Philip Lau Holding Corporation全資實益擁有，該全權信託基金之受益人包括劉錫康及其聯繫人士。

DIRECTORS' INTERESTS IN SECURITIES *(CONT'D)*

Save as disclosed above and other than certain nominee shares in subsidiaries held by directors in trust for the Company or its subsidiaries, as at 31 March 2009, none of the directors or chief executive of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) as notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO or as recorded in the register kept by the Company pursuant to Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

董事之證券權益*(續)*

除上文所披露者及某些董事以本公司或其附屬公司受託人身份持有附屬公司之若干代理人股份外，於2009年3月31日並未有任何董事或主要行政人員於本公司或其聯繫公司(定義見證券及期貨條例第XV部)之股份、相關股份或債券中擁有依據證券及期貨條例第XV部7及8分部規定須知會本公司及聯交所；或須記錄於本公司根據證券及期貨條例第352條須予存置之登記冊或根據標準守則須知會本公司及聯交所之權益。

SHARE OPTIONS

Share options of the Company

The Company has a share option scheme which was approved and adopted at the special general meeting of the Company held on 12 September 2002 (the "Old Scheme") for a period of 5 years. The primary purpose was to provide incentives or rewards to participants for their contribution to the Group. Eligible participants of the Old Scheme included any employees, non-executive directors, suppliers of goods or services, customers, advisors or consultants and shareholders of any member of the Group.

The maximum number of share options which might be issued upon exercise of all options to be granted under the Old Scheme must not, in aggregate, exceed 10% of the shares in issue while overall limit for all outstanding options granted and yet to be exercised must not exceed 30% of the shares in issue from time to time.

The total number of shares issued and to be issued upon exercise of the option granted to each participant (except substantial shareholder, independent non-executive director, or their respective associates) in any 12 month period up to the date of the grant should not exceed 1% of the shares in issue.

The period within which the shares should be taken up under an option was any period as determined by the Board, which should not be more than 5 years from the date on which the option was granted. The option might be exercised by the grantee at any time during the option period.

購股權

本公司之購股權

本公司於2002年9月12日舉行之股東特別大會上通過採用為期五年之購股權計劃(「舊計劃」)。主要目的在於鼓勵及獎勵參與者對本集團作出之貢獻。可參與該舊計劃人士包括員工、非執行董事、商品或服務供應商、顧客、諮詢人或顧問以及集團公司股東。

根據舊計劃所授出之購股權獲行使而可能發行之最高股份總數，不得超過已發行股份之10%，而整體已授出及可行使購股權股份數目不得超過不時已發行股份之30%。

於購股權授出之日的12個月內，各參與者(主要股東、獨立非執行董事及彼等各自之聯繫人士除外)行使購股權而發行及將予發行之股份總數不可超逾當時已發行股本之1%。

購股權可行使期限由董事局決定，惟不可於授出日起計超過五年。承授人可於購股權期限內任何時間行使購股權。

SHARE OPTIONS *(CONT'D)*

購股權*(續)*

Share options of the Company *(CONT'D)*

本公司之購股權（續）

The subscription price of the share options was determined by the Board, but would be no less than the highest of (i) the closing price of the shares on the offer date; (ii) the average of the closing price of the shares of the 5 trading days immediately preceding the offer date; or (iii) the nominal value of the shares on the offer date.

購股權之認購價由董事局決定，惟有關價格不得低過(i)於授予購股權當日，股份之收市價；(ii)授出日期前連續五個交易日股份平均收市價；或(iii)股份於授出日期之面值以最高者計算。

The consideration for the grant was HK$1 and it would in no circumstance be refundable.

授出購股權之代價為1港元，該金額在任何情況下將不可退還。

The Old Scheme expired on 11 September 2007 and thereafter, no more option could be granted pursuant to the Old Scheme. In respect of the options already granted under the Old Scheme, the provisions shall remain in force. The movements of the share options granted to certain employees of the Group pursuant to the Old Scheme were as follows:

舊計劃已於2007年9月11日屆滿，其後，再不可根據舊計劃授出購股權。就根據舊計劃已授出之購股權而言，有關條文將仍然有效。根據舊計劃已授予本集團若干僱員之購股權之變動情況如下：

		Number of share options 購股權數目		
Date of grant 授出日期	Exercise price 行使價 HK$ 港元	Outstanding as at 1.4.2008 於2008年4月1日尚未行使	Lapsed during the year 本年度內失效	Outstanding as at 31.3.2009 於2009年3月31日尚未行使
10.10.2003	0.86	3,000,000	(3,000,000)	–
2.11.2004	0.814	500,000	–	500,000
5.1.2006	0.89	12,000,000	–	12,000,000
13.11.2006	1.45	2,000,000	–	2,000,000
4.1.2007	1.66	220,000	–	220,000
1.2.2007	1.72	40,000	–	40,000
7.3.2007	1.93	3,000,000	–	3,000,000
		20,760,000	(3,000,000)	17,760,000

No share options were granted to the directors of the Company pursuant to the Old Scheme during the year.

本年度內並無根據舊計劃向本公司董事授出股權。

SHARE OPTIONS *(CONT'D)*

Share options of the Company *(CONT'D)*

Notes:

(a) The above options were granted for an exercise period of five years from the date of grant of the options.

(b) No option was cancelled during the year.

A new share option scheme (the "New Scheme") was approved and adopted at the special general meeting of the Company held on 15 January 2008 for a period of 10 years. The primary purpose is to recognise the contribution of participants and to recruit and retain high calibre employees and attract human resources that are valuable to the Group. Eligible participants of the New Scheme included any full time employees (including directors, whether executive or non-executive and whether independent or not), suppliers, consultants, agents and advisors of the Group.

The maximum number of share options which may be issued upon exercise of all options to be granted under the New Scheme must not, in aggregate, exceed 10% of the shares in issue at the adoption date of the New Scheme on 15 January 2008 while overall limit for all outstanding options granted and yet to be exercised must not exceed 30% of the shares in issue from time to time.

The total number of shares issued and to be issued upon exercise of the option granted to each participant in any 12 months period up to the date of the grant shall not exceed 1% of the shares in issue unless certain conditions are fulfilled.

The period within which the shares must be taken up under an option is any period as determined by the Board, which shall not be more than 10 years from the date on which the option is granted. The option may be exercised by the grantee at any time during the option period.

The subscription price of the share options is determined by the Board, but will be no less than the highest of (i) the closing price of the shares on the offer date; (ii) the average of the closing price of shares on the 5 trading days immediately preceding the offer date; or (iii) the nominal value of the shares on the offer date.

購股權*(續)*

本公司之購股權*(續)*

附註：

(a) 以上購股權由授出日起五年內行使。

(b) 本年度並無購股權被註銷。

本公司於2008年1月15日舉行之股東特別大會上通過採用為期10年之新購股權計劃(「新計劃」)。主要目的在於表揚參與者之貢獻、招攬及挽留優秀僱員及吸引對本集團具有重要價值之人力資源。新計劃之合資格參與者包括本集團之全職僱員(包括董事，不論執行或非執行及不論獨立或非獨立)、供應商、諮詢人、代理及顧問。

根據新計劃所授出之購股權獲行使而可能發行之最高股份總數，不得超過新計劃採納於2008年1月15日採納日期之已發行股份之10%，而整體已授出及可行使購股權股份數目不可超過不時已發行股份之30%。

於購股權授出之日的12個月內，各參與者行使購股權而發行及將予發行之股份總數不可超逾當時已發行股本之1%，除非若干條件獲達成。

購股權可行使期限由董事局決定，惟不可於授出日起計超過10年。承授人可於購股權期限內任何時間行使購股權。

購股權之認購價由董事局決定，惟有關價格不得低過(i)於授予購股權當日，股份之收市價；(ii)授出日期前連續五個交易日股份平均收市價；或(iii)股份於授出日期之面值以最高者計算。

SHARE OPTIONS *(CONT'D)*

購股權*(續)*

Share options of the Company *(CONT'D)*

本公司之購股權（續）

The consideration for the grant is HK$1 and it will in no circumstance be refundable.

授出購股權之代價為1港元，該金額在任何情況下將不可退還。

The movements of the share options granted to certain employees of the Group pursuant to the New Scheme were as follows:

根據新計劃已授予本集團若干僱員之購股權變動情況如下：

		Number of share options 購股權數目		
Date of grant 授函日期	Exercise price 行使價 HK$ 港元	Outstanding as at 1.4.2008 於2008年4月1日尚未行使	Granted during the year 年度已授出	Outstanding as at 31.3.2009 於2009年3月31日尚未行使
23.1.2008	1.042	150,000	–	150,000
28.1.2008	0.96	346,000	–	346,000
15.10.2008	0.40	–	500,000	500,000
		496,000	500,000	996,000

Notes:

(a) The above options were granted for an exercise period of ten years from the date of grant of the options.

(b) The closing price of the shares of the Company immediately before the date of grant of options of 500,000 shares was HK$0.224 per share. The fair value of the share options granted is set out in note 32 to the consolidated financial statements.

(c) No option was exercised, lapsed or cancelled during the year.

附註：

(a) 以上購股權由授出日起10年內行使。

(b) 緊接500,000份購股權授出日期前本公司之股份收市價為每股0.224港元。所授出之購股權之公平值計量載列於綜合財務報告附註32。

(c) 本年度並無購股權行使、失效或註銷。

Share options of The Singing Machine Company, Inc. ("SMC"), a 52.4% owned subsidiary of the Company

本公司持有52.4%權益之附屬公司The Singing Machine Company, Inc.（「SMC」）之購股權

Particulars of the share option scheme of SMC (the "SMC Scheme") are set out in note 32 to the consolidated financial statements.

SMC購股權計劃（「SMC購股權計劃」）之詳情載於綜合財務報告附註32。

SHARE OPTIONS *(CONT'D)*

購股權（續）

Share options of The Singing Machine Company, Inc. ("SMC"), a 52.4% owned subsidiary of the Company *(CONT'D)*

本公司持有52.4%權益之附屬公司The Singing Machine Company, Inc.(「SMC」)之購股權（續）

The movements of the share options granted to certain employees of the Group pursuant to the SMC Scheme were as follows:

根據SMC計劃已授予本集團若干僱員之購股權之變動載列如下：

Date of grant 授出日期		Exercise price 行使價 US$ 美元	Number of share options 購股權數目 Outstanding as at 1.4.2008 於2008年4月1日 尚未行使	Granted during the year 年內已授出	Forfeited during the year 年內已沒收	Outstanding as at 31.3.2009 於2009年3月31日 尚未行使
5 September 2000	2000年9月5日	2.04	36,150	–	(30,600)	5,550
11 September 2002	2002年9月11日	11.09	30,000	–	(30,000)	–
31 December 2002	2002年12月31日	9.00	89,140	–	(70,140)	19,000
7 March 2003	2003年3月7日	5.60	30,000	–	(30,000)	–
18 April 2003	2003年4月18日	7.20	10,000	–	(10,000)	–
19 December 2003	2003年12月19日	1.97	35,540	–	(21,860)	13,680
6 February 2004	2004年2月6日	1.54	6,500	–	–	6,500
26 February 2004	2004年2月26日	1.36	40,000	–	(20,000)	20,000
29 March 2004	2004年3月29日	1.20	20,000	–	–	20,000
26 April 2004	2004年4月26日	1.05	12,000	–	(12,000)	–
29 November 2004	2004年11月29日	0.75	60,000	–	(20,000)	40,000
1 December 2004	2004年12月1日	0.77	20,000	–	–	20,000
9 May 2005	2005年5月9日	0.60	182,000	–	(70,000)	112,000
6 June 2005	2005年6月6日	0.76	30,000	–	–	30,000
20 January 2006	2006年1月20日	0.34	30,000	–	(30,000)	–
31 March 2006	2006年3月31日	0.32	80,000	–	(20,000)	60,000
10 April 2006	2006年4月10日	0.33	336,485	–	(150,000)	186,485
31 March 2007	2007年3月31日	0.93	80,000	–	(20,000)	60,000
31 March 2008	2008年3月31日	0.45	120,000	–	–	120,000
3 October 2008	2008年10月3日	0.14	–	300,000	–	300,000
31 March 2009	2009年3月31日	0.11	–	120,000	–	120,000
			1,247,815	420,000	(534,600)	1,133,215

ARRANGEMENT TO PURCHASE SHARES OR DEBENTURES

Other than share options as disclosed above, at no time during the year was the Company or any of its subsidiaries, a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

購買股份或債券之安排

除上文披露之購股權外，本公司或其任何附屬公司於本年度內概無參與任何安排，使本公司董事能藉此認購本公司或其他任何法人團體之股份或債券而獲得利益。

SUBSTANTIAL SHAREHOLDERS

As at 31 March 2009, the following persons, other than the interest disclosed above in respect of the directors, had interest in 5% or more in the shares and underlying shares of the Company have been notified to the Company and recorded in the register of substantial shareholders' interests in shares and short positions required to be kept under Section 336 of Part XV of the SFO:

主要股東

於2009年3月31日，以下人士(除上述披露有關董事所持之權益外)持有本公司股份及相關股份百分之五或以上之股份權益，並已知會本公司及記錄於本公司按證券及期貨條例第XV部第336條規定而設置之主要股東權益及淡倉登記冊內：

Name 姓名	Capacity 身份	Number of ordinary shares in which interested 持有普通股份數目	% of total issued shares 佔已發行股本之百分比
Lee Yu Chiang 李裕章	Beneficial owner 實益擁有人	42,140,878	5.37%
Deutsche Bank Aktiengesellschaft 德意志銀行	Beneficial owner 實益擁有人	79,013,494	10.06%

Save as mentioned above and in the section headed "Directors' Interests in Securities", as at 31 March 2009, the register maintained by the Company pursuant to Section 336 of the SFO recorded no other interests or short positions in shares of the Company.

除上述及「董事之證券權益」所述者外，於2009年3月31日，本公司根據《證券及期貨條例》第336條須予備存之登記冊中，並無記錄其他人士在本公司之股份中擁有任何權益或淡倉。

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the year, the Company repurchased its shares on The Stock Exchange as follows:

購買、出售或贖回上市證券

本年度內，本公司在聯交所購回本公司股份詳情如下：

Month 月份		Number of shares of HK$0.40 each repurchased 購回每股0.40港元股份數目	Price per share 每股價格 Lowest 最低價 HK$ 港元	Highest 最高價 HK$ 港元	Aggregate consideration 總代價 HK$'000 千港元
September 2008	2008年9月	2,245,000	0.310	0.330	709
October 2008	2008年10月	3,045,000	0.100	0.275	495
		5,290,000			1,204

The above shares were cancelled upon repurchase and accordingly the issued share capital of the Company was reduced by the nominal value of these shares. The discount on repurchase was charged against accumulated profits. An amount equivalent to the nominal value of the shares cancelled was transferred from accumulated profits to the capital redemption reserve.

該等購回股份已全部註銷，而本公司已發行股本之面值亦相應減低。購回價之折扣已從累計溢利中扣除。而相等於註銷股份面值則由累計溢利轉撥往股本贖回儲備。

None of the Company's subsidiaries purchased, sold or redeemed any of the Company's listed securities.

本公司之附屬公司並無購買、出售或贖回任何本公司上市證券。

PRE-EMPTIVE RIGHTS

There is no provision for pre-emptive rights under the Company's Bye-laws although there are no restrictions against such rights under the laws in Bermuda.

股份優先購買權

儘管百慕達法例並無對優先購買權作出任何限制，本公司之公司細則亦無有關優先購買權之條文。

MAJOR CUSTOMERS AND SUPPLIERS

The aggregate sales attributable to the Group's largest customer and five largest customers accounted for 15.37% and 58.26% respectively of the Group's total turnover for the year.

The aggregate purchases attributable to the Group's largest supplier and five largest suppliers accounted for 8.4% and 19.4% respectively of the Group's total purchases for the year.

None of the directors, their associates, or any shareholder (which to the knowledge of the directors owns more than 5% of the Company's share capital) has any interest in the Group's five largest customers and suppliers.

EMOLUMENT POLICY

The emolument policy regarding the employees of the Group is based on their merit, qualifications and competence. The emoluments of the directors are reviewed by the Remuneration Committee, having regard to the Company's operating results, individual performance and comparable market statistics. No director or any of his associates, and executive is involved in dealing with his own remuneration.

The Company has adopted share option schemes as an incentive to directors and eligible employees, details of the schemes are set out in note 32 to the consolidated financial statements.

ANNUAL CONFIRMATION OF INDEPENDENCE

The Company has received the annual confirmation of independence from each of the independent non-executive directors as required under Rule 3.13 of the Listing Rules. The Company considered all independent non-executive directors to be independent.

主要客戶與供應商

本集團最大及首五間最大之客戶之銷售總額分別佔本集團年內營業總額15.37%及58.26%。

本集團最大及首五大供應商之購貨額分別佔本集團年內購貨總額8.4%及19.4%。

董事或其關聯人士或任何股東（據董事所知持有本公司股本多於5%）在五大客戶及供應商中並無持有任何權益。

薪酬政策

本集團僱員之薪酬政策乃基於僱員之表現、資歷及能力。董事之酬金由薪酬委員會參照本公司之營運業績、個別僱員表現及可比市場數據而釐定。概無任何董事或其任何聯繫人士以及高層僱員參與釐定本身薪酬。

本公司已採納一項購股權計劃作為對董事及合資格員工之獎勵，該計劃詳情列於綜合財務報告附註32。

年度之獨立確認書

本公司已接獲各獨立非執行董事根據上市規則第3.13條而發出之年度獨立確認書。本公司認為所有獨立非執行董事均為獨立人士。

DIRECTORS' REPORT
董事局報告書

SUFFICIENCY OF PUBLIC FLOAT

Based on the information that is publicly available to the Company, and within the knowledge of the directors, the Company has maintained a sufficient public float not less 25% of Company's issued shares as required under the Listing Rules throughout the year ended 31 March 2009.

充足公眾持股量

根據本公司所取得之公開資料及據董事所知悉，本公司於截至2009年3月31日止年度內一直維持上市規則規定不少於本公司已發行股份25%之充足公眾持股量。

POST BALANCE SHEET EVENT

Details of post balance sheet event are set out in note 41 to the consolidated financial statements.

結算日後事項

結算日後事項之詳情載於綜合財務報告附註41。

AUDITOR

A resolution will be submitted to the annual general meeting of the Company to re-appoint Messrs. Deloitte Touche Tohmatsu as the auditor of the Company.

核數師

有關重選德勤•關黃陳方會計師行為本公司核數師之決議案將於即將召開之股東週年大會上提呈。

On behalf of the Board

Lau Sak Hong, Philip
CHAIRMAN

Hong Kong
23 July 2009

承董事局命

主席
劉錫康

香港
2009年7月23日

Deloitte.
德勤

TO THE SHAREHOLDERS OF
STARLIGHT INTERNATIONAL HOLDINGS LIMITED
(incorporated in Bermuda with limited liability)

We have audited the consolidated financial statements of Starlight International Holdings Limited (the "Company") and its subsidiaries (collectively referred to as the "Group") set out on pages 41 to 146, which comprise the consolidated balance sheet as at 31 March 2009, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

DIRECTORS' RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

致Starlight International Holdings Limited
(升岡國際有限公司)
(於百慕達註冊成立之有限公司)
全體股東

本核數師行已完成審核列載於第41頁至第146頁升岡國際有限公司(「貴公司」)及其附屬公司(統稱「貴集團」)的綜合財務報告，此綜合財務報告包括於2009年3月31日之綜合資產負債表，及截至該日止年度之綜合損益表、綜合權益變動表及綜合現金流量表，以及主要會計政策概要及其他附註解釋。

董事就綜合財務報告須承擔的責任

貴公司之董事須負責根據香港會計師公會頒佈的香港財務報告準則及香港《公司條例》編製及真實而公平地列報該等綜合財務報告。這責任包括：設計、實施及維護與編製及真實與公平地列報綜合財務報告相關的內部控制，以使綜合財務報告不存在由於欺詐或錯誤而導致的重大錯誤陳述；選擇和應用適當的會計政策；及按情況下作出合理的會計估計。

INDEPENDENT AUDITOR'S REPORT
獨立核數師報告書

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, in accordance with Section 90 of The Companies Act of Bermuda and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

核數師的責任

本行的責任是根據本行的審核對綜合財務報告作出意見，並按照百慕達《公司法》第90條僅向整體股東報告。除此以外，本行的報告書不可作其他用途。本行概不會就本報告書的內容，對任何其他人士負責或承擔法律責任。本行已根據香港會計師公會頒佈的香港審計準則進行審核。這些準則要求本行遵守道德規範，並規劃及執行審核，以合理確定此等綜合財務報告是否不存有任何重大錯誤陳述。

審核涉及執行程序以獲取有關綜合財務報告所載金額及披露資料的審核憑證。所選定的程序取決於核數師的判斷，包括評估由於欺詐或錯誤而導致綜合財務報告存有重大錯誤陳述的風險。在評估該等風險時，核數師考慮與該公司編製及真實與公平地列報綜合財務報告相關的內部控制，以設計適當的審核程序，但並非為對公司的內部監控的效能發表意見。審核亦包括評價董事所採用的會計政策的合適性及所作出的會計估計的合理性，以及評價綜合財務報告的整體列報方式。

本行相信，本行所獲得的審核憑證是充足和適當地為本行的審核意見提供基礎。

INDEPENDENT AUDITOR'S REPORT
獨立核數師報告書

OPINION

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Group as at 31 March 2009 and of the Group's loss and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

意見

本行認為，綜合財務報告均真實而公平地反映 貴公司與 貴集團於2009年3月31日的財務狀況及 貴集團截至該日止年度的虧損及現金流量，並已按照香港財務報告準則及香港《公司條例》的披露要求妥善編製。

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong
23 July 2009

德勤 • 關黃陳方會計師行
執業會計師

香港
2009年7月23日

CONSOLIDATED INCOME STATEMENT
綜合損益表

For the year ended 31 March 2009
截至2009年3月31日止年度

		Notes 附註	2009 HK$'000 千港元	2008 HK$'000 千港元
Turnover	營業額	5	1,281,062	2,199,033
Cost of sales	銷售成本		(1,024,197)	(1,666,311)
Gross profit	毛利		256,865	532,722
Other income	其他收入	6	30,357	22,194
Distribution costs	分銷成本		(186,529)	(295,479)
Administrative expenses	行政費用		(167,473)	(168,461)
(Decrease) increase in fair value of investment properties	投資物業之公平價值（減少）增加	13	(16,736)	27,531
Increase in fair value of derivative financial instruments	衍生金融工具之公平價值增加		1,667	2,599
Decrease in fair value of financial assets designated at fair value through profit or loss	指定為按公平價值計入損益之金融資產之公平價值減少		(1,591)	(2,167)
Decrease in fair value of investments held for trading	持作買賣之投資之公平價值減少		(12,868)	(7,976)
(Loss) gain on deemed partial disposal of a subsidiary	被視為出售附屬公司部份權益之（虧損）溢利	35	(150)	279
Finance costs	融資成本	7	(22,528)	(47,590)
Share of profits of associates	應佔聯營公司溢利		578	373
(Loss) profit before taxation	除税前（虧損）溢利	8	(118,408)	64,025
Taxation	税項	10	(1,280)	(18,531)
(Loss) profit for the year	本年度（虧損）溢利		(119,688)	45,494
Attributable to:	下列人士應佔：			
Shareholders of the Company	本公司股東		(110,186)	45,914
Minority interests	少數股東權益		(9,502)	(420)
			(119,688)	45,494
Dividends recognised as distribution during the year	年內已確認為分派之股息	11		
– Interim dividend for 2009 of nil (2008: 4.8 HK cents) per share	–2009年中期股息：無（2008年：每股4.8港仙）		–	37,938
– Final dividend for 2008 of nil (2008: final dividend for 2007 of 3.5 HK cents) per share	–2008年末期股息：無（2008年：2007年末期股息每股3.5港仙）		–	27,677
			–	65,615
Proposed final dividend of nil (2008: nil) per share	建議末期股息每股零港仙（2008年：無）	11	–	–
			HK cents 港仙	HK cents 港仙
(Loss) earnings per share	每股（虧損）盈利	12		
– Basic	–基本		(14.03)	5.81
– Diluted	–攤薄		N/A	5.75

CONSOLIDATED BALANCE SHEET
綜合資產負債表

At 31 March 2009
於2009年3月31日

		Notes 附註	2009 HK$'000 千港元	2008 HK$'000 千港元
Non-current assets	非流動資產			
Investment properties	投資物業	13	91,916	108,652
Property, plant and equipment	物業、廠房及設備	14	272,565	298,575
Prepaid lease payments	預付租賃款項	15	63,676	65,062
Product development costs	產品發展成本	16	260	607
Goodwill	商譽	17	26,541	27,671
Interest in associates	應佔聯營公司權益	19	8,071	8,573
Available-for-sale investments	可供出售之投資	20	24,048	24,052
Deferred tax assets	遞延税項資產	30	5,918	7,542
			492,995	540,734
Current assets	流動資產			
Inventories	存貨	22	402,471	543,606
Debtors, deposits and prepayments	應收賬項、按金及預付款項	23	181,451	269,025
Prepaid lease payments	預付租賃款項	15	1,386	1,386
Amounts due from associates	應收聯營公司賬項	24	2,945	3,989
Taxation recoverable	可收回税項		4,919	9,852
Investments held for trading	持作買賣之投資	25	6,955	20,381
Derivative financial instruments	衍生金融工具	21	–	120
Financial assets designated at fair value through profit or loss	指定為按公平價值計入損益之金融資產	21	798	8,149
Bank balances and cash	銀行結存及現金	26	103,572	77,068
			704,497	933,576
Current liabilities	流動負債			
Creditors and accrued charges	應付賬項及應計費用	27	185,227	176,212
Amount due to an associate	應付聯營公司賬項	24	2,809	2,809
Derivative financial instruments	衍生金融工具	21	50	518
Taxation payable	應付税項		1,797	16,603
Borrowings – due within one year	於一年內到期之貸款	28	302,309	430,160
Bank overdrafts	銀行透支	29	–	8,171
			492,192	634,473
Net current assets	流動資產淨值		212,305	299,103
Total assets less current liabilities	總資產減流動負債		705,300	839,837
Non-current liabilities	非流動負債			
Deferred tax liabilities	遞延税項負債	30	5,821	5,171
Borrowings – due after one year	於一年後到期之貸款	28	23,782	34,890
			29,603	40,061
Net assets	資產淨值		675,697	799,776

CONSOLIDATED BALANCE SHEET
綜合資產負債表

At 31 March 2009
於2009年3月31日

		Notes 附註	2009 HK$'000 千港元	2008 HK$'000 千港元
Capital and reserves	股本及儲備			
Share capital	股本	31	**314,035**	316,151
Reserves	儲備		**351,065**	465,588
Equity attributable to shareholders of the Company	本公司股東應佔權益		**665,100**	781,739
Share option reserve of a listed subsidiary	上市附屬公司之購股權儲備		**392**	253
Minority interests	少數股東權益		**10,205**	17,784
Total equity	總權益		**675,697**	799,776

The consolidated financial statements on pages 41 to 146 were approved and authorised for issue by the Board of Directors on 23 July 2009 and are signed on its behalf by:

第41頁至第146頁所載之綜合財務報告，經於2009年7月23日由董事局核准及授權刊發，並由下列董事代表簽署：

劉錫康
Lau Sak Hong, Philip
CHAIRMAN AND MANAGING DIRECTOR
主席兼董事總經理

劉錫淇
Lau Sak Kai, Anthony
DIRECTOR
董事

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

綜合權益變動表

For the year ended 31 March 2009
截至2009年3月31日止年度

		Share capital 股本 HK$'000 千港元	Share premium 股份溢價 HK$'000 千港元	Merger reserve 合併儲備 HK$'000 千港元	Goodwill reserve 商譽儲備 HK$'000 千港元	Investment revaluation reserve 投資重估儲備 HK$'000 千港元	Other property revaluation reserve 其他物業重估儲備 HK$'000 千港元	Translation reserve 換算儲備 HK$'000 千港元	Share option reserve 購股權儲備 HK$'000 千港元	Capital redemption reserve 股本贖回儲備 HK$'000 千港元	Accumulated profits 累計溢利 HK$'000 千港元	Equity attributable to shareholders of the Company 本公司股東應佔權益 HK$'000 千港元	Share option reserve of a listed subsidiary 上市附屬公司之購股權儲備 HK$'000 千港元	Minority interests 少數股東權益 HK$'000 千港元	Total 總計 HK$'000 千港元
At 1 April 2007	於2007年4月1日	315,043	100,393	37,138	(3,688)	(59)	2,007	9,726	3,765	51,786	281,006	797,117	66	15,167	812,350
Decrease in fair value of available-for-sale investments	可供出售投資公平值減少	-	-	-	-	(23)	-	-	-	-	-	(23)	-	-	(23)
Exchange difference arising on translation of foreign operations	兌換海外業務所產生之匯兌差額	-	-	-	-	-	-	(147)	-	-	-	(147)	-	513	366
Net income and expense recognised directly in equity	收入及支出之淨額在股本權益直接確認	-	-	-	-	(23)	-	(147)	-	-	-	(170)	-	513	343
Profit for the year	本年度溢利	-	-	-	-	-	-	-	-	-	45,914	45,914	-	(420)	45,494
Total recognised income and expense for the year	本年度總確認收入及支出	-	-	-	-	(23)	-	(147)	-	-	45,914	45,744	-	93	45,837
		315,043	100,393	37,138	(3,688)	(82)	2,007	9,579	3,765	51,786	326,920	842,861	66	15,260	858,187
Acquisition of additional interest in a subsidiary	收購附屬公司額外權益	-	-	-	-	-	-	-	-	-	-	-	-	2,183	2,183
Capital contribution from minority shareholders of a subsidiary	附屬公司少數股東注資	-	-	-	-	-	-	-	-	-	-	-	-	626	626
Deemed partial disposal of a subsidiary	被視為出售附屬公司部份權益	-	-	-	-	-	-	-	-	-	-	-	-	(285)	(285)
Recognition of equity-settled share-based payments	確認以權益結算以股份支付之付款	-	-	-	-	-	-	-	125	-	-	125	187	-	312
Issue of shares upon exercise of share options	因行使購股權而發行股份	1,264	2,376	-	-	-	-	-	(337)	-	-	3,303	-	-	3,303
Issue of shares as scrip dividend	發行股份作為以股代息	1,910	6,859	-	-	-	-	-	-	-	(8,769)	-	-	-	-
Repurchase of shares	購回股份	(2,066)	-	-	-	-	-	-	-	2,066	(7,704)	(7,704)	-	-	(7,704)
Dividends paid	已付股息	-	-	-	-	-	-	-	-	-	(56,846)	(56,846)	-	-	(56,846)
At 31 March 2008	於2008年3月31日	316,151	109,628	37,138	(3,688)	(82)	2,007	9,579	3,553	53,852	253,601	781,739	253	17,784	799,776
Exchange difference arising on translation of foreign operations and expense recognised directly in equity	兌換海外業務所產生之匯兌差額及支出在股本權益直接確認	-	-	-	-	-	-	(5,252)	-	-	-	(5,252)	-	(492)	(5,744)
Loss for the year	本年度虧損	-	-	-	-	-	-	-	-	-	(110,186)	(110,186)	-	(9,502)	(119,688)
Total recognised income and expense for the year	本年度總確認收入及支出	-	-	-	-	-	-	(5,252)	-	-	(110,186)	(115,438)	-	(9,994)	(125,432)
		316,151	109,628	37,138	(3,688)	(82)	2,007	4,327	3,553	53,852	143,415	666,301	253	7,790	674,344
Acquisition/deemed acquisition of additional interests in subsidiaries	收購／被視為收購附屬公司額外權益	-	-	-	-	-	-	-	-	-	-	-	-	(656)	(656)
Capital contribution from minority shareholders of a subsidiary	附屬公司少數股東注資	-	-	-	-	-	-	-	-	-	-	-	-	3,426	3,426
Deemed partial disposal of a subsidiary	被視為出售附屬公司部份權益	-	-	-	-	-	-	-	-	-	-	-	-	(355)	(355)
Recognition of equity-settled share-based payments	確認以權益結算以股份支付之付款	-	-	-	-	-	-	-	3	-	-	3	139	-	142
Repurchase of shares	購回股份	(2,116)	-	-	-	-	-	-	-	2,116	(1,204)	(1,204)	-	-	(1,204)
At 31 March 2009	於2009年3月31日	314,035	109,628	37,138	(3,688)	(82)	2,007	4,327	3,556	55,968	142,211	665,100	392	10,205	675,697

CONSOLIDATED CASH FLOW STATEMENT
綜合現金流量表

For the year ended 31 March 2009
截至2009年3月31日止年度

		2009 HK$'000 千港元	2008 HK$'000 千港元
Cash flows from operating activities	營運產生之現金流		
(Loss) profit before taxation	除稅前(虧損)溢利	(118,408)	64,025
Adjustments for:	調整：		
Share of profits of associates	應佔聯營公司溢利	(578)	(373)
Amortisation of product development costs	產品發展成本攤銷	347	347
Release of prepaid lease payments	撥回預付租賃款項	1,386	1,070
Depreciation of property, plant and equipment	物業、廠房及設備折舊	53,514	55,198
Decrease (increase) in fair value of investment properties	投資物業之公平價值減少(增加)	16,736	(27,531)
Decrease in fair value of investments held for trading	持作買賣之投資之公平價值減少	12,868	7,976
Increase in fair value of derivative financial instruments	衍生金融工具之公平價值增加	(1,667)	(2,599)
Decrease in fair value of financial assets designated at fair value through profit or loss	指定為按公平價值計入損益之金融資產之公平價值減少	1,591	2,167
Impairment loss recognised in respect of available-for-sale investments	已確認可供出售投資之減值虧損	4	–
Impairment loss recognised in respect of goodwill	已確認商譽之減值虧損	1,569	–
Dividend income from investments held for trading	持作買賣之投資之股息收益	(359)	(1,434)
Brokerage expenses on redemption of shares	購回股份之經紀佣金	14	44
Share-based payments	股本結算之股份付款	142	312
Interest expense	利息開支	22,528	47,590
Interest income	利息收益	(525)	(4,342)
Gain on disposal of property, plant and equipment	出售物業、廠房及設備之溢利	(15,268)	(10)
Net allowance for obsolete and slow-moving inventories	陳舊及滯銷之存貨撥備淨額	10,451	1,648
Allowance for doubtful debts	呆賬撥備	14,436	5,961
Loss (gain) on deemed partial disposal of a subsidiary	被視為出售附屬公司部份權益之虧損(溢利)	150	(279)
Effect of foreign exchange rate change on inter-company balances	集團公司往來賬匯率變動之影響	(5,744)	353
Operating cash flows before movement in working capital	營運資金變動前之營運產生現金流入	(6,813)	150,123
Decrease (increase) in inventories	存貨減少(增加)	130,684	(94,010)
Decrease in debtors, deposits and prepayments	應收賬項、按金及預付款項減少	94,478	68,718
Decrease in amounts due from associates	應收聯營公司賬項減少	1,049	–
Decrease (increase) in investments held for trading	持作買賣之投資減少(增加)	558	(2,744)
Decrease in derivative financial instruments	衍生金融工具減少	1,319	3,039
Decrease in financial assets designated at fair value through profit or loss	指定為按公平價值計入損益之金融資產減少	5,760	10,479
Increase (decrease) in creditors and accrued charges	應付賬項及應計費用增加(減少)	9,015	(97,617)
Cash generated from operations	營運產生之現金	236,050	37,988
Dividend received from investments held for trading	持作買賣投資之股息收益	359	1,434
Hong Kong Profits Tax paid	香港利得稅支付	(10,509)	(10,165)
Taxation in other jurisdictions paid	其他司法區稅項支出	(2,627)	(6,239)
Taxation in other jurisdictions refunded	其他司法權益稅項退回	4,257	2,840
Net cash from operating activities	經營業務所得之現金淨額	227,530	25,858

CONSOLIDATED CASH FLOW STATEMENT
綜合現金流量表

For the year ended 31 March 2009
截至2009年3月31日止年度

		2009 HK$'000 千港元	2008 HK$'000 千港元
Cash flows from investing activities	投資活動之現金流		
Capital contribution from minority shareholders of a subsidiary	附屬公司少數股東注資	3,426	626
Dividend received from an associate	已收聯營公司股息	1,080	–
Proceeds from disposal of property, plant and equipment	出售物業、廠房及設備所得款項	1,000	685
Interest received	已收利息	525	4,342
Purchase of property, plant and equipment	購買物業、廠房及設備	(34,576)	(48,593)
Acquisition of additional interest of a subsidiary	收購附屬公司額外權益	(1,600)	–
Advance to an associate	墊款予聯營公司	(5)	–
Repayment from related parties	關連人士還款	–	17,196
Prepaid lease payments made	預付租賃款項	–	(48,550)
Net cash used in investing activities	投資業務所用之現金淨額	(30,150)	(74,294)
Cash flows from financing activities	融資活動之現金流		
Net proceeds from debt factoring loans	債權貼現貸款之所得款項淨額	16,349	11,853
Net (repayment of) proceeds from trust receipts and import loans and loans related to bills discounted with recourse	信託收據及入口貸款及有關具追索權貼現票據之貸款(還款)所得款項淨額	(129,452)	18,037
Interest on bank and other borrowings paid	已付銀行及其他貸款利息	(22,528)	(47,590)
Net (repayment of) proceeds from short term loans	短期貸款(還款)所得款項淨額	(15,468)	56,867
Repayment of bank loan	償還銀行貸款	(10,388)	(1,222)
Repurchases of shares including brokerage expenses	購回股份(包括經紀佣金)	(1,218)	(7,748)
Bank loan raised	新增銀行貸款	–	50,000
Proceeds from issue of shares upon exercise of share options	因行使購股權而發行股份所得款項	–	3,303
Dividends paid	已付股息	–	(56,846)
Net cash (used in) from financing activities	融資活動(所用)所得之現金淨額	(162,705)	26,654
Net increase (decrease) in cash and cash equivalents	現金及現金等值之增加(減少)淨額	34,675	(21,782)
Cash and cash equivalents at beginning of the year	年初現金及現金等值金額	68,897	90,679
Cash and cash equivalents at end of the year	年終現金及現金等值金額	103,572	68,897
Represented by:	代表：		
Bank balances and cash	銀行結存及現金	103,572	77,068
Bank overdrafts	銀行透支	–	(8,171)
		103,572	68,897

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
綜合財務報告附註

For the year ended 31 March 2009
截至2009年3月31日止年度

1. GENERAL

The Company is an exempted company incorporated in Bermuda with limited liability and its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The addresses of the registered office and principal place of business of the Company are disclosed in the corporate information section of the annual report.

The consolidated financial statements are presented in Hong Kong dollars which is the functional currency of the Company.

The Company is an investment holding company. Its principal subsidiaries are engaged in the design, manufacture and sale of a wide range of electronic products and securities trading.

1. 概述

本公司為於百慕達註冊成立之獲豁免有限公司，其股份在香港聯合交易所有限公司(「聯交所」)上市。本公司之註冊辦事處地址及主要營業地點於本年報公司資料內披露。

綜合財務報告乃按本公司之功能貨幣港元呈列。

本公司為投資控股公司，其主要附屬公司從事設計、製造及銷售範圍廣泛之電子產品及證券買賣之業務。

2. APPLICATION OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS

In the current year, the Group has applied the following amendments and interpretations of Hong Kong Financial Reporting Standards ("HKFRSs") and Hong Kong Accounting Standards ("HKASs") ("new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), which are or have become effective. The adoption of the new HKFRSs had no material effect on how the results and financial position for the current or prior accounting periods have been prepared and presented. Accordingly, no prior period adjustment has been required.

HKAS 39 & HKFRS 7 (Amendments)	Reclassification of financial assets
HK(IFRIC)* – INT 12	Service concession arrangements
HK(IFRIC) – INT 14	HKAS 19 – The limit on a defined benefit asset, minimum funding requirements and their interaction

2. 採納新增及經修訂之香港財務報告準則

於本年度，本集團已應用下列由香港會計師公會(「香港會計師公會」)頒佈現在或已經生效之香港財務報告準則(「香港財務報告準則」)及香港會計準則(「香港會計準則」)之修訂及詮釋(「新訂香港財務報告準則」)。採納新訂香港財務報告準則並無對本會計期間或上一會計期間所編製及呈列之業績及財務狀況造成重大影響。因此，毋須作出前期調整。

香港會計準則第39號及香港財務報告準則第7號(修訂本)	金融資產重新分類
香港(國際財務報告詮釋委員會)*－詮釋第12號	特許服務權安排
香港(國際財務報告詮釋委員會)－詮釋第14號	香港會計準則第19號－界定福利資產之限制、最低資金要求及彼等之相互關係

2. APPLICATION OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS *(CONT'D)*

The Group has not early applied the following new and revised standards, amendments or interpretations that have been issued but are not yet effective.

HKFRSs (Amendments)	Improvements to HKFRSs 2008[1]
HKFRSs (Amendments)	Improvements to HKFRSs 2009[2]
HKAS 1 (Revised)	Presentation of financial statements[3]
HKAS 23 (Revised)	Borrowing costs[3]
HKAS 27 (Revised)	Consolidated and separate financial statements[4]
HKAS 32 & HKAS 1 (Amendments)	Puttable financial instruments and obligations arising on liquidation[3]
HKAS 39 (Amendment)	Eligible hedge items[4]
HKFRS 1 & HKAS 27 (Amendments)	Cost of an investment in a subsidiary, jointly controlled entity or associate[3]
HKFRS 2 (Amendment)	Vesting conditions and cancellations[3]
HKFRS 3 (Revised)	Business combinations[4]
HKFRS 7 (Amendment)	Improving disclosures about financial instruments[3]

2. 採納新增及經修訂之香港財務報告準則*(續)*

本集團並無提前應用下列已頒佈但尚未生效之新增及經修訂準則、修訂或詮釋。

香港財務報告準則（修訂本）	2008年香港財務報告準則之改進[1]
香港財務報告準則（修訂本）	2009年香港財務報告準則之改進[2]
香港會計準則第1號（經修訂）	財務報告之呈列[3]
香港會計準則第23號（經修訂）	借貸成本[3]
香港會計準則第27號（經修訂）	綜合及獨立財務報告[4]
香港會計準則第32號及第1號（修訂本）	清盤產生之可沽售金融工具及責任[3]
香港會計準則第39號（修訂本）	合資格對沖項目[4]
香港財務報告準則第1號及香港會計準則第27號（修訂本）	投資一家附屬公司、共同控制實體或聯營公司之成本[3]
香港財務報告準則第2號（修訂本）	歸屬條件及取消[3]
香港財務報告準則第3號（經修訂）	業務合併[4]
香港財務報告準則第7號（修訂本）	改善有關金融工具之披露資料[3]

2. APPLICATION OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS *(CONT'D)*

HKFRS 8	Operating segments[3]
HK(IFRIC) – INT 9 & HKAS 39 (Amendments)	Embedded derivatives[5]
HK(IFRIC) – INT 13	Customer loyalty programmes[6]
HK(IFRIC) – INT 15	Agreements for the construction of real estate[3]
HK(IFRIC) – INT 16	Hedges of a net investment in a foreign operation[7]
HK(IFRIC) – INT 17	Distributions of non-cash assets to owners[4]
HK(IFRIC) – INT 18	Transfer of assets from customers[8]

2. 採納新增及經修訂之香港財務報告準則*(續)*

香港財務報告準則第8號	經營分類[3]
香港(國際財務報告詮釋委員會)–詮釋第9號及香港會計準則第39號(修訂本)	內含衍生工具[5]
香港(國際財務報告詮釋委員會)–詮釋第13號	長期客戶優惠計劃[6]
香港(國際財務報告詮釋委員會)–詮釋第15號	房地產建造協議[3]
香港(國際財務報告詮釋委員會)–詮釋第16號	海外業務淨投資對沖[7]
香港(國際財務報告詮釋委員會)–詮釋第17號	向擁有人分派非現金資產[4]
香港(國際財務報告詮釋委員會)–詮釋第18號	轉讓客戶資產[8]

2. APPLICATION OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS *(CONT'D)*

1 Effective for annual periods beginning on or after 1 January 2009 except the amendments to HKFRS 5, effective for annual periods beginning on or after 1 July 2009.

2 Effective for annual periods beginning on or after 1 January 2009, 1 July 2009 and 1 January 2010, as appropriate.

3 Effective for annual periods beginning on or after 1 January 2009.

4 Effective for annual periods beginning on or after 1 July 2009.

5 Effective for annual periods ending on or after 30 June 2009.

6 Effective for annual periods beginning on or after 1 July 2008.

7 Effective for annual periods beginning on or after 1 October 2008.

8 Effective for transfers on or after 1 July 2009.

* IFRIC represents the International Financial Reporting Interpretations Committee.

The adoption of HKFRS 3 (Revised) may affect the Group's accounting treatment for business combination for which the acquisition date is on or after 1 April 2010. HKAS 27 (Revised) will affect the accounting treatment for changes in the Group's ownership interest in a subsidiary. The directors of the Company anticipate that the application of the other new or revised standards, amendments or interpretations will have no material impact on the results or financial position of the Group.

2. 採納新增及經修訂之香港財務報告準則*(續)*

1 於2009年1月1日或之後開始之年度期間生效，惟香港財務報告準則第5號之修訂於2009年7月1日或之後開始之年度期間生效。

2 於2009年1月1日、2009年7月1日及2010年1月1日（按適用）或之後開始之年度期間生效。

3 於2009年1月1日或之後開始之年度期間生效。

4 於2009年7月1日或之後開始之年度期間生效。

5 於2009年6月30日或之後結束之年度期間生效。

6 於2008年7月1日或之後開始之年度期間生效。

7 於2008年10月1日或之後開始之年度期間生效。

8 對於2009年7月1日或之後進行之轉讓生效。

* 國際財務報告詮釋委員會指國際財務報告詮釋委員會。

採用香港財務報告準則第3號（經修訂）可能影響收購日期為2010年4月1日或以後本集團之業務合併之會計方法。香港會計準則第27號（經修訂）將影響本集團於附屬公司權益變動之會計處理。本公司董事預期應用其他新訂或經修訂準則、修訂本或詮釋對本集團之業績或財務狀況並無重大影響。

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
綜合財務報告附註

For the year ended 31 March 2009
截至2009年3月31日止年度

3. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared on the historical cost basis except for certain properties and financial instruments, which are measured at revalued amounts or fair values, as explained in the accounting policies set out below.

The consolidated financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards issued by the HKICPA. In addition, the consolidated financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on the Stock Exchange and by the Hong Kong Companies Ordinance.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Acquisition of additional interests of subsidiaries does not fall within the definition of business combination under HKFRS 3 "Business combinations" as the acquisition does not result in a change in control. The excess of the cost of acquisition over the carrying amount of assets and liabilities of the subsidiary attributable to the additional interest acquired is recognised as goodwill.

3. 主要會計政策

除若干物業及金融工具按重估金額或公平值計量(詳情見下文所載會計政策)外，綜合財務報告乃以歷史成本法編製。

綜合財務報告乃根據香港會計師公會頒佈之香港財務報告準則編製。此外，綜合財務報告包括聯交所證券上市規則及香港公司條例規定之適用披露。

綜合賬目基準

綜合財務報告包括本公司及受其控制之實體(其附屬公司)之財務報告。倘本公司有權控制該實體之財務及經營政策，以從其活動中獲取利益，則視為擁有控制權。

於本年度內所收購或出售之附屬公司業績乃自收購生效日期起或截至出售生效日期止(按適用情況而定)計入綜合收益表。

收購附屬公司額外權益不會導致控制權變動，因此不屬於香港財務報告準則第3號「業務合併」所界定之業務合併。收購成本超出所收購額外權益之附屬公司資產及負債賬面值之款項則確為商譽。

3. SIGNIFICANT ACCOUNTING POLICIES *(CONT'D)*

Basis of consolidation *(CONT'D)*

All intra-company transactions, balances, income and expenses within the Group are eliminated on consolidation.

Minority interests in the net assets of consolidated subsidiaries are presented separately from the Group's equity therein. Minority interests in the net assets consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

Business combinations

The acquisition of businesses is accounted for using the purchase method. The cost of the acquisition is measured at the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquiree's identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under HKFRS 3 are recognised at their fair values at the acquisition date.

Goodwill arising on acquisition is recognised as an asset and initially measured at cost, being the excess of the cost of the business combination over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognised. If, after reassessment, the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess is recognised immediately in profit or loss.

3. 主要會計政策*(續)*

綜合賬目基準*(續)*

所有集團內公司間交易、結餘、收入及開支已於綜合賬目時抵銷。

於綜合附屬公司資產淨值之少數股東權益與本集團之應佔綜合附屬公司權益分開呈列。資產淨值之少數股東權益包括於原有業務合併日期有關權益金額，以及自合併日期以來少數股東應佔權益變動。少數股東應佔虧損超過少數股東應佔附屬公司權益之差額分配予本集團權益，惟少數股東有具約束力之責任並有能力作出額外投資以彌補該等虧損則除外。

業務合併

收購附屬公司以購買法入賬。收購成本按於交換日期給予資產之公平值、所產生或承擔之負債及本集團為換取所收購公司之控制權而發行之股本票據之總和計量，另加業務合併直接應佔之任何成本。根據香港財務報告準則第3號，符合確認條件之所收購公司之可識別資產、負債及或然負債，於收購日期按公平值確認。

收購產生之商譽乃確認為資產，初步按成本計量，即業務合併成本超過本集團於已確認之可識別資產、負債及或然負債公平淨值之權益的數額。於重估後，倘本集團於所收購公司之可識別資產、負債及或然負債之公平淨值之權益超過業務合併成本，則超出之數額即時於損益內確認。

3. SIGNIFICANT ACCOUNTING POLICIES *(CONT'D)*

Business combinations *(CONT'D)*

The interest of minority shareholders in the acquiree is initially measured at the minority's proportion of the net fair value of the assets, liabilities and contingent liabilities recognised.

Goodwill

Goodwill arising on acquisition prior to 1 January 2005

Goodwill arising on an acquisition of net assets and operations of another entity for which the agreement date is before 1 January 2005 represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of the relevant acquiree at the date of acquisition.

Goodwill arising on acquisition prior to 1 April 2001 continues to be held in reserves, and will be transferred to the accumulated profits at the time when the business to which the goodwill relates is disposed of or when a cash-generating unit to which the goodwill relates becomes impaired.

For previously capitalised goodwill arising on acquisitions of net assets and operations of another entity on or after 1 April 2001, the Group has discontinued amortisation from 1 April 2005 onwards, and such goodwill is tested for impairment annually, and whenever there is an indication that the cash-generating unit to which the goodwill relates may be impaired (see the accounting policy below).

3. 主要會計政策*(續)*

業務合併*(續)*

所收購公司之少數股東權益初步按少數股東所佔已確認資產、負債及或然負債之公平淨值比例計量。

商譽

於2005年1月1日前因收購所產生商譽

協議日期為2005年1月1日前收購其他實體之資產淨值及業務所產生之商譽，乃指收購成本超出本集團於收購當日在有關附屬公司可識別資產及負債公平值權益之差額。

於2001年4月1日前因收購產生之商譽繼續撥入儲備，並將於出售與該商譽有關之業務或與該商譽有關之現金產生單位出現減值時，轉撥至累計溢利。

就於2001年4月1日或之後因收購其他實體之資產淨值及業務所產生已撥充資本之商譽而言，本集團自2005年4月1日起已終止攤銷，而有關商譽會每年及於有跡象顯示與商譽相關之現金產生單位可能出現減值時檢測減值(詳見下文會計政策)。

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
綜合財務報告附註

For the year ended 31 March 2009
截至2009年3月31日止年度

3. SIGNIFICANT ACCOUNTING POLICIES *(CONT'D)*

Goodwill *(CONT'D)*

Goodwill arising on acquisition after 1 January 2005

Goodwill arising on an acquisition of a business for which the agreement date is on or after 1 January 2005 represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets, liabilities and contingent liabilities of the relevant business at the date of acquisition. Such goodwill is carried at cost less any accumulated impairment losses.

Capitalised goodwill arising on an acquisition of a business is presented separately in the consolidated balance sheet.

For the purposes of impairment testing, goodwill arising from an acquisition is allocated to each of the relevant cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the acquisition. A cash-generating unit to which goodwill has been allocated is tested for impairment annually, and whenever there is an indication that the unit may be impaired. For goodwill arising on an acquisition in a financial year, the cash-generating unit to which goodwill has been allocated is tested for impairment before the end of that financial year. When the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated to reduce the carrying amount of any goodwill allocated to the unit first, and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognised directly in the consolidated income statement. An impairment loss for goodwill is not reversed in subsequent periods.

On subsequent disposal of the relevant cash-generating unit, the attributable amount of goodwill capitalised is included in the determination of the amount of profit or loss on disposal.

3. 主要會計政策*(續)*

商譽*(續)*

於2005年1月1日後因收購所產生商譽

協議日期為2005年1月1日或之後收購業務所產生商譽，乃指收購成本超出本集團於收購當日在有關附屬公司可識別資產、負債及或然負債公平價值權益的差額。有關商譽按成本值減任何累計減值虧損列賬。

收購附屬公司所產生已撥充資本之商譽於綜合資產負債表分開呈列。

就檢測減值而言，收購所產生商譽分配予預期會受惠於收購協同效益之各相關現金產生單位或現金產生單位組別。獲分配商譽之現金產生單位會每年及於有跡象顯示有關單位可能出現減值時檢測減值。就於財政年度內進行收購所產生商譽而言，獲分配商譽之現金產生單位會於該財政年度結束前檢測減值。當現金產生單位之可收回金額少於該單位賬面值時，減值虧損會首先分配至減少該單位獲分配之任何商譽賬面值，繼而以該單位內各資產之賬面值為基準按比例分配至該單位內其他資產。任何商譽減值虧損於綜合收益表直接確認。商譽減值虧損不會於往後期間撥回。

其後出售有關現金產生單位時，在釐定其出售溢利或虧損時須計入應佔已撥充資本商譽。

3. SIGNIFICANT ACCOUNTING POLICIES *(CONT'D)*

Interest in associates

An associate is an entity over which the investor has significant influence and that is neither a subsidiary nor an interest in a joint venture.

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group's share of net assets of the associate, less any identified impairment loss. When the Group's share of losses of an associate equals or exceeds its interest in that associate, the Group discontinues recognising its share of further losses. An additional share of losses is provided for and a liability is recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that associate.

Any excess of the cost of acquisition over the Group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the associate recognised at the date of acquisition is recognised as goodwill. The goodwill is included within the carrying amount of the investment and is assessed for impairment as part of the investment.

Where a group entity transacts with an associate of the Group, profits and losses are eliminated to the extent of the Group's interest in the relevant associate.

3. 主要會計政策*(續)*

於聯營公司之權益

聯營公司指投資者對其擁有重大影響力之實體，且不屬於附屬公司或於合營公司之權益。

聯營公司之業績及資產與負債按權益法列入此綜合財務報告。根據權益法，於聯營公司之投資於綜合資產負債表按成本列賬，並就本集團應佔聯營公司資產淨值之收購後變動調整，減除任何已確定減值虧損。當本集團應佔聯營公司之虧損相等於或超出其於該聯營公司之權益，本集團則不再確認其應佔虧損。額外之應佔虧損均予撥備，且只在本集團已引致法定或推定債務或已代表該聯營公司支付款項之情況下始確認為負債。

收購成本超出於收購日期本集團應佔聯營公司之可識別資產、負債及或然負債淨公平值之任何差額，乃確認作商譽。商譽會計入該項投資之賬面值並作為投資項目一部份評估有否減值。已識別之減值虧損將予確認並首先計入商譽。

倘集團實體與本集團聯營公司進行交易，溢利與虧損按本集團於有關聯營公司之權益撇銷。

3. SIGNIFICANT ACCOUNTING POLICIES *(CONT'D)*

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods sold and services provided in the normal course of business, net of discounts and sales related taxes.

Revenue from sales of goods is recognised when goods are delivered and title has been passed.

Interest income from a financial asset excluding financial assets at fair value through profit or loss is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

Dividend income from investments excluding financial assets at fair value through profit or loss is recognised when the Group's right to receive payment has been established.

Commission income is recognised when services are rendered.

Property, plant and equipment

Property, plant and equipment including land and buildings held for use in the production or supply of goods or services, or for administrative purposes, other than construction in progress, are stated at cost or revalued amounts less subsequent accumulated depreciation and accumulated impairment losses.

3. 主要會計政策*(續)*

收入確認

收入按已經或應可收取之代價公平值計算，指於日常業務中出售貨品及提供服務之應收金額，並扣除折扣及銷售相關稅項。

貨品銷售收入於貨品已付運及擁有權已轉移時確認。

金融資產(不包括按公平值計入損益之金融資產)之利息收益於參考未償還本金額後按適用實際利率以時間基準累計。適用實際利率乃透過金融資產預計年期將估計日後收取之現金實際貼現至該項資產賬面淨值之利率。

投資(不包括按公平值計入損益之金融資產)產生之股息收益於本集團收取該款項之權利確立時確認。

佣金收益於提供服務時確認。

物業、廠房及設備

除在建工程除外，物業、廠房及設備包括用作生產或供應貨品或服務或作行政用途所持有之土地及樓宇，乃按成本值或重估款項減其後累計折舊及累計減值虧損入賬。

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
綜合財務報告附註

For the year ended 31 March 2009
截至2009年3月31日止年度

3. SIGNIFICANT ACCOUNTING POLICIES *(CONT'D)*

Property, plant and equipment *(CONT'D)*

Advantage has been taken of the transitional relief provided by paragraph 80A of HKAS 16 "Property, plant and equipment" from the requirement to make regular revaluation of the Group's land and buildings which had been carried at revalued amounts prior to 30 September 1995, and accordingly no further revaluation of land and buildings is carried out. Prior to 30 September 1995, the revaluation increase arising on the revaluation of these assets was credited to the other property revaluation reserve. Any future decreases in value of these assets will be dealt with as an expense to the extent that they exceed the balance, if any, on the other property revaluation reserve relating to a previous revaluation of the same asset. On the subsequent sale or retirement of a revalued asset, the corresponding revaluation surplus is transferred to accumulated profits.

Construction in progress is stated at cost less accumulated impairment losses. Cost includes all development expenditure and other direct costs attributable to such project. Construction in progress is not depreciated until completion of construction. On completion of construction, the assets are transferred to appropriate categories of property, plant and equipment.

The cost or valuation of leasehold properties in Hong Kong is depreciated over forty years on a straight line basis after taking into account of the estimated residual value. The cost of leasehold properties outside Hong Kong is amortised over a period of fifty years or, where shorter, the remaining term of the leases on a straight line basis.

3. 主要會計政策*(續)*

物業、廠房及設備*(續)*

本集團應用香港會計準則第16號「物業、廠房及設備」第80A段之過渡豁免，故毋須按規定定期重估本集團按1995年9月30日前重估金額列賬之土地及樓宇，因而並無進一步重估此等土地及樓宇。於1995年9月30日前，重估此等資產所產生重估增加計入重估儲備。此等資產價值任何日後減少將列作開支處理，惟以超逾早前重估相同資產有關之重估儲備結餘(如有)為限。倘其後出售或廢棄重估資產，相關重估盈餘轉撥至累計溢利。

在建工程乃按成本減累計減值虧損列賬。成本包括該項工程發展成本及其他直接成本。在建工程於工程完成前不會折舊。於工程完成時，該等資產會撥入物業、廠房及設備之適當類別。

香港租賃物業之成本值或估值經計及剩餘價值後以直線基準按40年計算折舊。香港以外地區租賃物業每年以直線基準按50年或(如屬較短年期)租約所餘年期計算攤銷。

3. SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Property, plant and equipment (CONT'D)

Depreciation is provided to write off the cost of items of property, plant and equipment other than construction in progress and leasehold properties over their estimated useful lives using the reducing balance method.

The land and building elements of a lease of land and buildings are considered separately for the purposes of lease classification, unless the lease payments cannot be allocated reliably between the land and building elements, in which case, the entire lease is generally treated as a finance lease and accounted for as property, plant and equipment. To the extent the allocation of the lease payments can be made reliably, leasehold interests in land are accounted for as operating leases.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the consolidated income statement in the year in which the item is derecognised.

Investment properties

Investment properties are properties held to earn rentals and/or for capital appreciation.

On initial recognition, investment properties are measured at cost, including any directly attributable expenditure. Subsequent to initial recognition, investment properties are measured at their fair values using the fair value model. Gains or losses arising from changes in the fair value of investment property are included in profit or loss in the period in which they arise.

3. 主要會計政策(續)

物業、廠房及設備(續)

除在建工程外，物業、廠房及設備項目之折舊均按其估計可用年期，以餘額遞減法撇銷其成本計算。

就租賃分類而言，土地及樓宇租賃之土地及樓宇部分須獨立考慮，除非租賃付款不能於土地及樓宇部分間可靠分配則作別論，於此情況下整項租賃一般被視作融資租約，並以物業、廠房及設備列賬。若能就租賃款項可靠地分配，於土地之租賃權益應作為經營租賃。

物業、廠房及設備項目於出售或當預期不會藉持續使用該項資產而產生未來經濟利益時剔除確認。剔除確認資產所產生任何收益或虧損乃按該項資產出售所得款項淨額與賬面值間之差額，於剔除確認該資產之年度計入綜合收益表內。

投資物業

投資物業乃持作賺取租金及／或資本增值之物業。

於初步確認時，投資物業按包括任何直接應計開支之成本計量。初步確認後，投資物業按公平值模式計量。投資物業公平值變動產生之損益於產生期間計入溢利或虧損。

3. SIGNIFICANT ACCOUNTING POLICIES *(CONT'D)*

Investment properties *(CONT'D)*

An investment property is derecognised upon disposal or when the investment property is permanently withdrawn from use or no future economic benefits are expected from its disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated income statement in the year in which the item is derecognised.

Financial instruments

Financial assets and financial liabilities are recognised on the consolidated balance sheet when a group entity becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognised immediately in profit or loss.

3. 主要會計政策*(續)*

投資物業*(續)*

投資物業於出售或當投資物業永久棄置或預期不會自出售獲取任何日後經濟利益時剔除確認。剔除確認有關資產產生之任何收益或虧損按該資產出售所得款項淨額與賬面值間之差額，於剔除確認有關項目之年度計入綜合收益表內。

金融工具

當集團實體成為工具合約條文之訂約方，即於綜合資產負債表確認金融資產及金融負債。金融資產及金融負債初步按公平值計量。收購或發行金融資產及金融負債(除按公平值計入損益之金融資產及金融負債外)之直接應計交易成本，於初步確認時會計入或扣自金融資產或金融負債(按適用情況而定)。收購按公平值計入損益之金融資產或金融負債之直接應計交易成本，即時於溢利或虧損確認。

3. SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Financial instruments *(CONT'D)*

Financial assets

The Group's financial assets are classified into one of the three categories, including financial assets at fair value through profit or loss, loans and receivables and available-for-sale financial assets. All regular way purchases or sales of financial assets are recognised and derecognised on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

Effective interest method

The effective interest method is a method of calculating the amortised cost of a financial asset and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees on points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset, or, where appropriate, a shorter period.

Income is recognised on an effective interest basis for debt instruments other than those financial assets at fair value through profit or loss, of which interest income is included in net gains or losses.

3. 主要會計政策*(續)*

金融工具(續)

金融資產

本集團之金融資產分為三個類別,包括按公平值計入損益之金融資產、貸款及應收款項以及可供出售金融資產。所有以一般方式購入或出售之金融資產均按買賣日期確認及剔除確認。以一般方式購入或出售指須於市場規定或慣例所訂時限內交付資產之金融資產購入或出售。

實際利率法

實際利率法乃計算金融資產之攤銷成本及按相關期間攤分利息收入之方法。實際利率為可準確透過金融資產的估計可使用年期(或適當時按較短期間)對估計未來現金收入(包括所有支付或收取構成整體實際利率之費用、交易成本及其他溢價或折讓)進行實際利率折現計算。

債務工具之收入乃按實際利率基準確認,惟該等按公平值計入損益之金融資產除外,當中之利息收入於收益或虧損淨額列賬。

3. SIGNIFICANT ACCOUNTING POLICIES *(CONT'D)*

Financial instruments *(CONT'D)*

Financial assets *(CONT'D)*

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss has two subcategories including financial assets held for trading and those designated at fair value through profit or loss on initial recognition.

A financial asset is classified as held for trading if:

- it has been acquired principally for the purpose of selling in the near future; or
- it is a part of an identified portfolio of financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or
- it is a derivative that is not designated and effective as a hedging instrument.

3. 主要會計政策*(續)*

金融工具*(續)*

金融資產*(續)*

按公平值計入損益之金融資產

按公平值計入損益之金融資產分兩類，包括持作買賣之金融資產及於初步確認時指定按公平值計入損益列賬者。

以下金融資產分類為持作買賣：

- 其主要是為於短期內出售而購入；或
- 其屬於本集團一併管理的可確認財務工具組合的一部份，以及有近期短期獲利之實際模式；或
- 其為衍生工具但並非指定或有效之對沖工具。

3. SIGNIFICANT ACCOUNTING POLICIES *(CONT'D)*

Financial instruments *(CONT'D)*

Financial assets *(CONT'D)*

Financial assets at fair value through profit or loss *(CONT'D)*

A financial asset other than a financial asset held for trading may be designated as at fair value through profit or loss upon initial recognition if:

- such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or
- the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group's documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or
- it forms part of a contract containing one or more embedded derivatives, and HKAS 39 "Financial instruments: Recognition and measurement" permits the entire combined contract (asset or liability) to be designated as at fair value through profit or loss.

At each balance sheet date subsequent to initial recognition, financial assets at fair value through profit or loss are measured at fair value, with changes in fair value recognised directly in profit or loss in the period in which they arise. The net gain or loss recognised in profit or loss excludes any dividend or interest earned on the financial assets.

3. 主要會計政策*(續)*

金融工具(續)

金融資產*(續)*

按公平值計入損益之金融資產(續)

金融資產(持作買賣之金融資產除外)可於初始確認後指定按公平值計入損益賬，惟：

- 所指定必須用以消除或大幅減少可能出現不一致之計量或確認歧異；或
- 根據本集團之既定風險管理或投資策略及有關內部提供基準之分組，管理其金融資產(金融資產構成一組金融資產或金融負債或兩者)，且其表現按公平值評估；或
- 其構成包含一個或多個內含衍生工具之合約之一部份，且香港會計準則第39條「金融工具：確認及計量」准許全部合併之合約(資產或負債)按公平價值計入損益賬列值。

於初步確認後各結算日，按公平值計入損益之金融資產按公平值計量，而公平值變動則於產生期間直接在損益確認。除金融資產所賺取之股息或利息外，收益或虧損淨額乃於損益賬確認。

3. SIGNIFICANT ACCOUNTING POLICIES *(CONT'D)*

Financial instruments *(CONT'D)*

Financial assets *(CONT'D)*

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At each balance sheet date subsequent to initial recognition, loans and receivables (including debtors, deposits, bank balances and cash and amounts due from associates) are carried at amortised cost using the effective interest method, less any identified impairment losses (see accounting policy on impairment loss on financial assets below).

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated or not classified as financial assets at fair value through profit or loss, loans and receivables or held-to-maturity investments. At each balance sheet date subsequent to initial recognition, available-for-sale financial assets are measured at fair value. Changes in fair value are recognised in equity, until the financial asset is disposed of or is determined to be impaired, at which time, the cumulative gain or loss previously recognised in equity is removed from equity and recognised in profit or loss (see accounting policy on impairment loss on financial assets below).

For available-for-sale equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, they are measured at cost less any identified impairment losses at each balance sheet date subsequent to initial recognition (see accounting policy on impairment loss on financial assets below).

3. 主要會計政策*(續)*

金融工具(續)

金融資產*(續)*

貸款及應收款項

貸款及應收款項為並無於活躍市場報價具有固定或待定付款之非衍生金融資產。於初步確認後各結算日，貸款及應收款項(包括應收賬款、按金、銀行結存及現金及應收聯營公司款項)以實際利率法按攤銷成本減任何已識別減值虧損入賬(見下文有關金融資產減值虧損之會計政策)。

可供出售金融資產

可供出售金融資產為指定為此類別或並無分類為按公平值計入損益之金融資產、貸款及應收款項或持至到期日之投資之非衍生工具。於初步確認後各結算日，可供出售金融資產按公平值計量。公平值變動於權益確認，直至金融資產出售或釐定出現減值為止，屆時之前於權益確認之累計損益會自權益撥入損益(見下文有關金融資產減值虧損之會計政策)。

並無於活躍市場報價及其公平值無法可靠計量之可供出售股本投資，乃於初步確認後各結算日按成本減任何已識別減值虧損計量(見下文有關金融資產減值虧損之會計政策)。

3. SIGNIFICANT ACCOUNTING POLICIES *(CONT'D)*

Financial instruments *(CONT'D)*

Financial assets *(CONT'D)*

Impairment of financial assets

Financial assets, other than those at fair value through profit or loss, are assessed for indicators of impairment at each balance sheet date. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the financial assets have been impacted.

For an available-for sale equity investment, a significant or prolonged decline in the fair value of that investment below its cost is considered to be objective evidence of impairment.

For all other financial assets, objective evidence of impairment could include significant financial difficulty of the issuer or counterparty; default or delinquency in interest or principal payments; or it becoming probable that the borrower will enter bankruptcy or financial re-organisation.

For certain categories of financial asset, such as trade debtors, assets that are assessed not to be impaired individually are subsequently assessed for impairment on a collective basis. Objective evidence of impairment for a portfolio of receivables could include the Group's past experience of collecting payments, an increase in the number of delayed payments in the portfolio past the average credit period ranging from 30 days to 90 days and observable changes in national or local economic conditions that correlate with default on receivables.

3. 主要會計政策*(續)*

金融工具(續)

金融資產*(續)*

金融資產減值

金融資產(除按公平值計入損益之金融資產外)於年結日被評估是否有減值跡象。倘有客觀証據顯示，金融資產之估計未來現金流量因於初步確認該金融資產後發生的一項或多項事件而受到影響時，則金融資產會作出減值。

就可供出售之股本投資而言，該投資之公平值嚴重或持續低於其成本則被視為有客觀證據證明出現減值。

就所有其他金融資產而言，減值的客觀證據可包括發行人或對手方出現重大財務困難；或欠繳或拖欠利息或本金付款；或借款人很可能宣告破產或財務重組。

就若干類別的金融資產(如貿易應收賬款)而言，資產不會被單獨作出減值評估後再匯集一併作減值評估。應收賬款組合減值之客觀證據包括本集團之過往收款經驗，組合內延遲還款至介乎30日至90日之次數增加，以及與應收賬款逾期有關之全國或地方經濟狀況明顯改變。

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
綜合財務報告附註

For the year ended 31 March 2009
截至2009年3月31日止年度

3. SIGNIFICANT ACCOUNTING POLICIES *(CONT'D)*

Financial instruments *(CONT'D)*

Financial assets *(CONT'D)*

Impairment of financial assets *(CONT'D)*

For financial assets carried at amortised cost, an impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate.

For financial assets carried at cost, the amount of the impairment loss is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss will not be reversed in subsequent periods.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade debtors, where the carrying amount is reduced through the use of an allowance account. Changes in the carrying amount of the allowance account are recognised in profit or loss. When a trade debtor is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited to profit or loss.

For financial assets measured at amortised cost, if, in a subsequent period, the amount of impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment loss was recognised, the previously recognised impairment loss is reversed through profit or loss to the extent that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

3. 主要會計政策*(續)*

金融工具

金融資產*(續)*

金融資產減值(續)

就按攤銷成本列賬之金融資產而言，當有客觀證據顯示資產已減值，以其資產賬面值與按原實際利率折現計算其估計未來現金流量現值之間的差額計量，並於損益中確認減值虧損。

就按成本入賬之金融資產而言，減值虧損金額按資產賬面值與預計未來現金流量現值（按同類金融資產目前之市場回報率貼現）兩者之差額計量。該等減值虧損其後將不會撥回。

與所有金融資產有關的減值虧損會直接於金融資產賬面值中作出扣減，惟貿易應收賬款之賬面值會透過撥備賬作出扣減。當貿易應收賬款被視為不可收回時，將於撥備賬內撇銷。過往已撇銷的款項如其後收回，將計入損益內。

就按攤銷成本計量的金融資產而言，如在其後期間減值虧損金額減少，而有關減少在客觀上與確認減值後發生的事件有關，則先前已確認的減值虧損將透過損益予以撥回，惟該資產在撥回減值當日的帳面值不得超過如無確認減值的攤銷成本。

3. SIGNIFICANT ACCOUNTING POLICIES *(CONT'D)*

Financial instruments *(CONT'D)*

Financial assets *(CONT'D)*

Impairment of financial assets *(CONT'D)*

Impairment losses on available-for-sale equity investments will not be reversed in profit or loss in subsequent periods. Any increase in fair value subsequent to impairment loss is recognised directly in equity.

Financial liabilities and equity

Financial liabilities and equity instruments issued by a group entity are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities. The Group's financial liabilities generally include other financial liabilities and derivative financial instruments that do not qualify for hedge accounting.

Effective interest method

The effective interest method is a method of calculating the amortised cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period.

Interest expense is recognised on an effective interest basis.

Financial liabilities

Financial liabilities including creditors, amount due to an associate, bank overdrafts and borrowings are subsequently measured at amortised cost, using the effective interest method.

3. 主要會計政策*(續)*

金融工具(續)

金融資產*(續)*

金融資產減值(續)

可供出售股本投資之減值虧損其後將不會於損益中撥回。於減值虧損後錄得之任何公平值增加乃直接於權益中確認。

金融負債及權益

由集團實體發行之金融負債及股本工具，按所訂立合約安排性質及金融負債與股本工具之定義分類。

股本工具為有證據顯示扣除其所有負債後本集團資產剩餘權益之任何合約。本集團金融負債一般包括不合資格按對沖會計處理之其他金融負債及衍生金融工具。

實際利率法

實際利率法乃計算金融負債之攤銷成本及於相關期間分攤利息成本之方法。實際利率指按金融負債之預期可使用年期或較短期間內(如適用)準確貼現估計未來現金付款之利率。

利息開支按實際利率基準確認。

金融負債

金融負債包括應付賬款、應付一家聯營公司款項、銀行透支及借款，其後採用實際利率法按攤銷成本計量。

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
綜合財務報告附註

For the year ended 31 March 2009
截至2009年3月31日止年度

3. SIGNIFICANT ACCOUNTING POLICIES *(CONT'D)*

Financial instruments *(CONT'D)*

Financial liabilities and equity *(CONT'D)*

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Repurchase of the Company's own equity instruments is recognised and deducted directly from equity. No gains or loss is recognised in profit or loss on the purchase or cancellation of the Company's own equity instruments. Consideration paid is recognised directly in equity.

Distribution settled in shares are recorded at market price at the date of issue, and credited to the share capital and share premium respectively.

Derivative financial instruments that do not qualify for hedge accounting

Derivatives that do not qualify for hedge accounting are initially recognised at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each balance sheet date. The resulting gain or loss is recognised in profit or loss immediately.

Derecognition

Financial assets are derecognised when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset's carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognised directly in equity is recognised in profit or loss. If the Group retains substantially all the risks and rewards of ownership of a transferred asset, the Group continues to recognise the financial asset and recognise a collateralised borrowing for proceeds received.

Financial liabilities are derecognised when the obligation specified in the relevant contract is discharged, cancelled or expires. The difference between the carrying amount of the financial liability derecognised and the consideration paid and payable is recognised in profit or loss.

3. 主要會計政策*(續)*

金融工具*(續)*

金融負債及權益*(續)*

股本工具

由本公司發行之股本工具按已收所得款項扣除直接發行成本入賬。

贖回本公司本身之股本工具於權益中直接確認及扣除。於購買或註銷本公司本身之股本工具時，並不會在損益確認溢利或虧損。已付代價直接於權益確認。

以股份結算之分派按於發出日期之市價記錄，並分別計入股本及股份溢價。

不合資格按對沖會計處理之衍生金融工具

不合資格按對沖會計法處理之衍生工具於訂立衍生工具合約之日按公平值初步確認，其後於各結算日按公平值重新計量。有關損益即時於損益表確認。

剔除確認

當自資產收取現金流量之權利已屆滿，或金融資產已轉讓及本集團已將其於金融資產擁有權之絕大部分風險及回報轉移，則金融資產將剔除確認。剔除確認金融資產時，資產賬面值與已收代價及已直接於權益確認之累計損益總和間之差額，於損益確認。倘本集團保留所轉讓資產之幾乎所有風險及回報，本集團則繼續確認金融資產，並就已收取所得款項確認抵押借貸。

當於有關合約訂明之責任獲履行、取消或屆滿時則剔除確認金融負債。剔除確認之金融負債賬面值與已付代價間之差額，於損益確認。

3. SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Share-based payment transactions

Equity-settled share-based payment transactions

Share options granted to employees

The fair value of services received determined by reference to the fair value of share options granted at the grant date is recognised as an expense in full at the grant date when the share options granted vest immediately, with a corresponding increase in equity (share option reserve).

At the time when the share options are exercised, the amount previously recognised in the share option reserve will be transferred to share premium. When the share options are forfeited after the vesting date or are still not exercised at the expiry date, the amount previously recognised in the share option reserve will be transferred to accumulated profits.

For share options granted to employees on or before 7 November 2002, or granted after 7 November 2002 and vested before 1 April 2005, the financial impact of share options granted is not recorded in the consolidated financial statements until such time as the options are exercised, and no charge is recognised in the consolidated income statement in respect of the value of options granted. Upon the exercise of the share options, the resulting shares issued are recorded as additional share capital at the nominal value of the shares, and the excess of the exercise price per share over the nominal value of the shares is recorded as share premium. Options which lapse or are cancelled prior to their exercise date are deleted from the register of outstanding options.

3. 主要會計政策(*續*)

股份付款交易

以權益結算之股份付款交易

授予僱員之購股權

所獲服務公平值乃參考購股權於擬出當日之公平值釐定，當所擬出購股權獲即時歸屬時，即於授出當日全數支銷，並於權益(購股權儲備)作出相應增加。

購股權獲行使時，先前於購股權儲備確認之金額將轉撥至股份溢價。當購股權於歸屬日期後被沒收或於屆滿日仍未獲行使，則先前於購股權儲備確認之金額將轉撥往累計溢利。

就於2002年11月7日或之前已授出，或於2002年11月7日後已授出及於2005年4月1日前歸屬之購股權而言，授出購股權之財政影響直至購股權獲行使時方會在綜合財務報告中記錄，而且不會就授出之購股權價值在綜合收益表內確認支出。在行使購股權時，由此而發行之股份乃按股份之面值記錄為額外股本，而每股股份行使價超逾股份面值之金額乃列為股份溢價。在行使日期前失效或註銷之購股權會自尚未行使購股權之登記冊剔除。

3. SIGNIFICANT ACCOUNTING POLICIES *(CONT'D)*

Research and development expenditure

Expenditure on research activities is recognised as an expense in the period in which it is incurred.

An internally-generated intangible asset arising from development expenditure is recognised only if it is anticipated that the development costs incurred on a clearly-defined project will be recovered through future commercial activity. The resultant asset is amortised on a straight line basis over its useful life on the same basis as intangible assets acquired separately, and carried at cost less subsequent accumulated amortisation and any accumulated impairment losses.

The amount initially recognised for internally-generated intangible asset is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria. Where no internally generated intangible asset can be recognised, development expenditure is charged to profit or loss in the period in which it is incurred.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the weighted-average method. Net realisable value represents the estimated selling price less all further costs to completion and costs to be incurred in selling and distribution.

3. 主要會計政策*(續)*

研究及開發支出

研究活動之支出於產生期間確認為支出。

因開發支出而出現內部產生之無形資產，僅在可清晰界定為該項目之開發支出，並預期將會透過未來之商業活動而收回時予以確認。最終之資產乃按可使用年期以直線法攤銷，與獨立收購之無形資產之基準相同，並按成本值減其後累計攤銷及累計減值虧損列賬。

就源自內部產生之無形資產初步確認之金額指由該無形資產首次符合確認條件當日起出現之開支總額。當內部產生之無形資產未能確認，則開發支出會於產生期間確認從損益賬中扣除。

存貨

存貨乃按成本值或可變現淨值兩者之較低值入賬。成本值以加權平均法計算。可變現淨值乃預計售價扣除一切所需之完成成本及銷售與分銷所涉及之費用後所得淨額。

3. SIGNIFICANT ACCOUNTING POLICIES *(CONT'D)*

Impairment (other than goodwill)

At each balance sheet date, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately, unless the relevant asset is carried at a revalued amount under another standard, in which case the impairment loss is treated as a revaluation decrease under that standard.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately, unless the relevant asset is carried at a revalued amount under another standard, in which case the reversal of the impairment loss is treated as a revaluation increase under that standard.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the consolidated income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

3. 主要會計政策*(續)*

商譽以外之減值

於各結算日，本集團會審閱資產賬面值，以釐定有否任何跡象顯示該等資產出現減值虧損。倘資產可收回金額估計低於其賬面值，該項資產之賬面值會減至其可收回金額。減值虧損會即時確認為開支，除非相關資產根據另一項準則按重估金額列賬，於此情況下，減值虧損按照該項準則當作重估減少。

倘減值虧損其後撥回，資產賬面值會增至經修訂估計可收回金額，惟所增加賬面值不得超逾假設過往年度並無就資產確認減值虧損原應釐定之賬面值。減值虧損撥回會即時確認為收入，除非相關資產根據另一項準則按重估金額列賬，於此情況下，減值虧損撥回按照該項準則當作重估增加。

稅項

所得稅開支指當期應付稅項及遞延稅項之總和。

當期應付稅項按年內應課稅溢利計算。由於應課稅溢利並不包括其他年度之應課稅溢利或可扣減開支，亦不包括毋須課稅或不得扣減之項目，故此應課稅溢利有別於綜合收益表所呈報溢利。本集團即期稅項負債按結算日已經或大致上頒佈之稅率計算。

3. SIGNIFICANT ACCOUNTING POLICIES *(CONT'D)*

Taxation *(CONT'D)*

Deferred tax is recognised on differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax base used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited to profit or loss, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

3. 主要會計政策*(續)*

稅項(續)

遞延稅項按綜合財務報告所列資產及負債賬面值與計算應課稅溢利時所用相關稅基兩者之差額確認，按資產負債表負債法計算入賬。遞延稅項負債一般就一切應課稅暫時差額確認入賬，而遞延稅項資產則於可能有應課稅溢利以動用可扣減暫時差額抵銷時確認入賬。倘暫時差額因商譽或初步確認並不影響應課稅溢利或會計溢利之交易(業務合併除外)之其他資產及負債而產生，則不會確認該等資產及負債。

遞延稅項負債就於附屬公司及聯營公司之投資所產生之應課稅臨時差異而予以確認，惟集團在可控制臨時差異之撥回以及臨時差異於可預見將來不可能撥回時的情況下則除外。

遞延稅項資產之賬面值於各結算日檢討，當應課稅溢利不再足以收回所有或部分資產時將予調低。

遞延稅項按預期適用於償還負債或變現資產期間之稅率計算。遞延稅項扣自或計入損益，惟涉及直接在權益扣除或入賬項目之遞延稅項除外，該等稅項亦於權益處理。

3. SIGNIFICANT ACCOUNTING POLICIES *(CONT'D)*

Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Group as lessor

Rental income from operating leases is recognised in the consolidated income statement on a straight line basis over the term of the relevant lease.

The Group as lessee

Rentals payable under operating leases are charged to profit or loss on a straight line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are recognised as a reduction of rental expense over the lease term on a straight line basis.

Borrowing costs

All borrowing costs are recognised as and included in finance costs in the consolidated income statement in the period in which they are incurred.

Foreign currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in the respective functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchange prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are re-translated at the rates prevailing on the balance sheet date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not re-translated.

3. 主要會計政策*(續)*

租約

凡將資產所有權之絕大部分風險及回報轉予承租人之租約，均列為融資租約。所有其他租賃均列作經營租約。

本集團作為出租人

經營租約租金收益以直線法於租期在綜合收益表確認。

本集團作為承租人

經營租約項下之應付租金以直線基準於相關租期扣自損益。作為訂立經營租約獎勵之已收及應收利益，於租期按直線基準確認為租金開支扣減項目。

借貸成本

所有借貸成本於產生期間確認及計入綜合損益表之財務費用。

外幣

於編製集團個別實體之財務報告時，以該實體功能貨幣以外貨幣(外幣)進行之交易，按交易日期當時匯率以其功能貨幣(即該實體經營主要經濟環境之貨幣)記錄。於各結算日，以外幣列值之貨幣項目按結算日當時匯率重新換算。以外幣過往成本計算之非貨幣項目不會重新換算。

3. SIGNIFICANT ACCOUNTING POLICIES *(CONT'D)*

Foreign currencies *(CONT'D)*

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognised in profit or loss in the period in which they arise.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group's foreign operations are translated into the presentation currency of the Group (i.e. Hong Kong dollars) at the rate of exchange prevailing at the balance sheet date, and their income and expenses are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the period, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognised as a separate component of equity (translation reserve). Such exchange differences are recognised in profit or loss in the period in which the foreign operation is disposed of.

Retirement benefits schemes

Payments to state-managed retirement benefits scheme or the Mandatory Provident Fund ("MPF") Scheme are charged as expenses when employees have rendered services entitling them to contributions.

3. 主要會計政策*(續)*

外幣*(續)*

結算貨幣項目及兑換貨幣項目所產生匯兑差額，於產生期間在損益確認。

就呈報綜合財務報告而言，本集團於海外業務之資產及負債，按結算日當時匯率換算為本集團呈報貨幣為港元，而有關收支按年內平均匯率換算，除非期內匯率大幅波動，於此情況下，則採用交易日期當日匯率。所產生匯兑差額(如有)確認為權益項下獨立部分(匯兑儲備)。該等匯兑差額於出售海外業務期間在損益確認。

退休福利計劃

對國家管理之退休福利計劃或強制性公積金計劃(「強積金計劃」)作出之供款於僱員提供服務後符合領取有關供款資格時列作支出。

4. KEY SOURCE OF ESTIMATION UNCERTAINTY

In the application of the Group's accounting policies, which are described in note 3, the directors of the Company are required to make estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

Allowances for inventories

The management of the Group reviews the physical conditions and saleability of inventories at each balance sheet date, and makes allowance for obsolete and slow-moving inventory items identified that are no longer suitable for use in production. The management estimates the net realisable value for such finished goods and consumables based primarily on the latest invoice prices and current market conditions. As at 31 March 2009, the carrying amount of inventories is HK$402,471,000 (2008: HK$543,606,000), net of allowance for obsolete and slow-moving inventories of HK$36,995,000 (2008: HK$26,544,000).

4. 估計不確定因素之主要來源

在應用附註3所述之本集團會計政策之過程中，本公司董事須就無法即時從其他途徑獲取資產及負債之賬面值作出估計及假設。有關估計及相關假設乃基於過往經驗及其他被視為相關之因素作出。實際結果可能不同於該等估計。

該等估計及相關假設按持續基準進行檢討。如修訂該等會計估計只影響修訂期間，則該等估計在該期間確認，如有關修訂影響現時及未來期間，則在修訂期間及未來期間確認。

有關未來之主要假設，以及於結算日估計不明朗因素之其他主要來源等重大風險，可能導致對下一財政年度資產負債賬面值作出重大調整，討論如下。

存貨撥備

本集團管理層於各結算日審閱存貨之實質情況及可銷售性，就不再適合生產用途之已識別陳舊及滯銷存貨項目作出撥備。管理層主要根據最新發票價格及現行市況為基礎估計該等製成品及消費品之可變現淨值。於2009年3月31日，存貨之賬面值為402,471,000港元(2008年：543,606,000港元)，已扣除陳舊及滯銷存貨36,995,000港元(2008年：26,544,000港元)。

4. KEY SOURCE OF ESTIMATION UNCERTAINTY *(CONT'D)*

Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the cash-generating units and a suitable discount rate in order to calculate the present value. Where the actual cash flows are less than expected, a material impairment loss may arise. As at 31 March 2009, the carrying amount of goodwill is HK$26,541,000 (2008: HK$27,671,000). Details of the recoverable amount calculation are disclosed in note 18.

Income taxes

As at 31 March 2009, no deferred tax asset was recognised in the Group's consolidated balance sheet in relation to the estimated unused tax losses of HK$228,797,000 (2008: HK$132,592,000) due to the unpredictability of future profit streams. The realisability of the deferred tax asset mainly depends on whether sufficient future profits or taxable temporary differences will be available in the future. In cases where the actual future taxable profits generated are more or less than expected, a material recognition or reversal of deferred tax asset may arise, which would be recognised in the consolidated income statement in the period in which such a recognition takes place.

4. 估計不確定因素之主要來源 *(續)*

商譽減值

釐定商譽是否出現減值，須估計獲分配商譽之現金產生單位的使用價值。使用價值計算法規定本集團須估計現金產生單位預期所產生未來現金流量及適當貼現率，以計算現值。當實際現金流量少於預期，或會產生重大減值虧損。於2009年3月31日，商譽賬面值為26,541,000港元(2008年：27,671,000港元)。有關可收回金額計算法之詳情於附註18披露。

所得稅

於2009年3月31日，基於無法預見未來溢利來源，並無於本集團綜合資產負債表就估計未動用稅項虧損228,797,000港元(2008年：132,592,000港元)確認遞延稅項資產。遞延稅項資產之可變現能力主要取決於日後會否產生充裕未來溢利或應課稅暫時差額。當所產生實際未來應課稅溢利與預期相若，或須於綜合收益表確認或撥回大量遞延稅項資產，於確認期間收益表確認。

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
綜合財務報告附註

For the year ended 31 March 2009
截至2009年3月31日止年度

5. SEGMENT INFORMATION

(a) Business segments

The Group is organised into two operating divisions, namely design, manufacture and sale of electronic products and securities trading. These divisions are the basis on which the Group reports its primary segment information.

(i) An analysis of the Group's turnover, which represents sales of goods, and results by business segments is as follows:

5. 分類資料

(a) 業務分類

本集團業務由兩個分部組成，分別是電子產品設計、製造及銷售以及證券買賣。該等分部乃本集團報告其主要分部資料之基準。

(i) 按本集團業務分類之營業額(即銷售貨品)及業績分析如下：

		Design, manufacture and sale of electronic products 電子產品設計、製造及銷售 HK$'000 千港元	Securities trading 證券買賣 HK$'000 千港元	Consolidated 合計 HK$'000 千港元
Year ended 31 March 2009	**截至2009年3月31日止年度**			
TURNOVER	**營業額**	1,281,062	–	1,281,062
SEGMENT RESULTS	**分部業績**	(58,850)	(12,433)	(71,283)
Interest income	利息收益			525
Unallocated income	未分配收益			4,689
Unallocated expenses	未分配開支			(13,503)
Decrease in fair value of investment properties	投資物業之公平價值減少			(16,736)
Loss on deemed partial disposal of a subsidiary	被視為出售附屬公司部份權益之虧損	(150)	–	(150)
Finance costs	融資成本			(22,528)
Share of profits of associates	應佔聯營公司溢利	578	–	578
Loss before taxation	除稅前虧損			(118,408)
Taxation	稅項			(1,280)
Loss for the year	本年度虧損			(119,688)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
綜合財務報告附註

For the year ended 31 March 2009
截至2009年3月31日止年度

5. SEGMENT INFORMATION *(CONT'D)*　5. 分類資料*(續)*

(a) Business segments *(CONT'D)*　(a) 業務分類(續)

		Design, manufacture and sale of electronic products 電子產品設計、製造及銷售 HK$'000 千港元	Securities trading 證券買賣 HK$'000 千港元	Consolidated 合計 HK$'000 千港元
Year ended 31 March 2009	**截至2009年3月31日止年度**			
OTHER INFORMATION	**其他資料**			
Additions of property, plant and equipment	增購物業、廠房及設備	34,576	–	34,576
Amortisation of product development costs	產品發展成本攤銷	347	–	347
Increase in fair value of derivative financial instruments	衍生金融工具之公平價值增加	–	(1,667)	(1,667)
Decrease in fair value of financial assets designated at fair value through profit or loss	指定為按公平價值計入損益之金融資產之公平值減少	–	1,591	1,591
Decrease in fair value of investments held for trading	持作買賣之投資之公平價值減少	–	12,868	12,868
Release of prepaid lease payments	預付租賃款項撥回	1,386	–	1,386
Depreciation of property, plant and equipment	物業、廠房及設備折舊	53,514	–	53,514
Allowance for doubtful debts	呆賬撥備	14,436	–	14,436
Allowance for obsolete and slow-moving inventories	陳舊及滯銷之存貨撥備	10,451	–	10,451
Impairment loss recognised in respect of goodwill – unallocated	商譽之已確認減值虧損－未分配	–	–	1,569

5. SEGMENT INFORMATION *(CONT'D)* 5. 分類資料*(續)*

(a) Business segments *(CONT'D)* (a) 業務分類*(續)*

		Design, manufacture and sale of electronic products 電子產品設計、製造及銷售 HK$'000 千港元	Securities trading 證券買賣 HK$'000 千港元	Consolidated 合計 HK$'000 千港元
Year ended 31 March 2008	**截至2008年3月31日止年度**			
TURNOVER	**營業額**	2,199,033	–	2,199,033
SEGMENT RESULTS	**分部業績**	97,406	(6,110)	91,296
Interest income	利息收益			4,342
Unallocated income	未分配收益			3,773
Unallocated expenses	未分配開支			(15,979)
Increase in fair value of investment properties	投資物業之公平價值增加			27,531
Gain on deemed partial disposal of a subsidiary	被視為出售附屬公司部份權益之溢利	279	–	279
Finance costs	融資成本			(47,590)
Share of profits of associates	應佔聯營公司溢利	373	–	373
Profit before taxation	除稅前溢利			64,025
Taxation	稅項			(18,531)
Profit for the year	本年度溢利			45,494

5. SEGMENT INFORMATION *(CONT'D)* 5. 分類資料(續)

(a) Business segments *(CONT'D)* (a) 業務分類(續)

		Design, manufacture and sale of electronic products 電子產品設計、製造及銷售 HK$'000 千港元	Securities trading 證券買賣 HK$'000 千港元	Consolidated 合計 HK$'000 千港元
Year ended 31 March 2008	**截至2008年3月31日止年度**			
OTHER INFORMATION	**其他資料**			
Additions of property, plant and equipment	增購物業、廠房及設備	48,593	–	48,593
Amortisation of product development costs	產品發展成本攤銷	347	–	347
Increase in fair value of derivative financial instruments	衍生金融工具之公平價值增加	–	(2,599)	(2,599)
Decrease in fair value of financial assets designated at fair value through profit or loss	指定為按公平價值計入損益之金融資產之公平價值減少	–	2,167	2,167
Decrease in fair value of investments held for trading	持作買賣之投資之公平價值減少	–	7,976	7,976
Prepaid lease payments made	已付預付租賃款項	48,550	–	48,550
Release of prepaid lease payments	預付租賃款項撥回	1,070	–	1,070
Depreciation of property, plant and equipment	物業、廠房及設備折舊	55,198	–	55,198
Allowance for doubtful debts	呆賬撥備	5,961	–	5,961
Net allowance for obsolete and slow-moving inventories	陳舊及滯銷之存貨撥備淨額	1,648	–	1,648

5. SEGMENT INFORMATION *(CONT'D)*

(a) Business segments *(CONT'D)*

(ii) An analysis of the Group's consolidated balance sheet by business segments is as follows:

5. 分類資料*(續)*

(a) 業務分類(續)

(ii) 按本集團業務分部之綜合資產負債表分析如下：

		Design, manufacture and sale of electronic products 電子產品設計、製造及銷售 HK$'000 千港元	Securities trading 證券買賣 HK$'000 千港元	Consolidated 合計 HK$'000 千港元
At 31 March 2009	**於2009年3月31日**			
ASSETS	**資產**			
Segment assets	分部資產	945,317	10,786	956,103
Interest in associates	應佔聯營公司權益	8,071	–	8,071
Unallocated corporate assets	未分配公司資產			233,378
Consolidated total assets	合計總資產			1,197,492
LIABILITIES	**負債**			
Segment liabilities	分部負債	184,556	619	185,175
Unallocated corporate liabilities	未分配公司負債			336,620
Consolidated total liabilities	合計總負債			521,795

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
綜合財務報告附註

For the year ended 31 March 2009
截至2009年3月31日止年度

5. SEGMENT INFORMATION *(CONT'D)*　5. 分類資料（續）

(a) Business segments *(CONT'D)*　(a) 業務分類（續）

(ii) An analysis of the Group's consolidated balance sheet by business segments is as follows:

(ii) 按本集團業務分部之綜合資產負債表分析如下：

		Design, manufacture and sale of electronic products 電子產品設計、製造及銷售 HK$'000 千港元	Securities trading 證券買賣 HK$'000 千港元	Consolidated 合計 HK$'000 千港元
At 31 March 2008	**於2008年3月31日**			
ASSETS	**資產**			
Segment assets	分部資產	1,194,558	48,307	1,242,865
Interest in associates	應佔聯營公司權益	8,573	–	8,573
Unallocated corporate assets	未分配公司資產			222,872
Consolidated total assets	合計總資產			1,474,310
LIABILITIES	**負債**			
Segment liabilities	分部負債	171,344	5,256	176,600
Unallocated corporate liabilities	未分配公司負債			497,934
Consolidated total liabilities	合計總負債			674,534

5. SEGMENT INFORMATION *(CONT'D)*

5. 分類資料*(續)*

(b) Geographical segments

(b) 地區分部

(i) An analysis of the Group's turnover in respect of design, manufacture and sale of electronic products by geographical markets based on location of customers is as follows:

(i) 本集團電子產品設計、製造及銷售之營業額按客戶所在地區市場劃分之分析如下：

		2009 HK$'000 千港元	2008 HK$'000 千港元
North America	北美洲	870,141	1,348,799
Europe	歐洲	356,038	782,738
Hong Kong	香港	39,549	17,463
Mainland China	中國大陸	85	422
Japan and Korea	日本及韓國	–	4,221
Other countries	其他國家	15,249	45,390
		1,281,062	2,199,033

(ii) An analysis of the carrying amount of segment assets and capital additions analysed by the geographical areas in which the assets are located is as follows:

(ii) 分部資產及資本增加之賬面值按資產所在地區劃分之分析如下：

		Carrying amount of segment assets 分部資產之賬面值		Capital additions 資本增加	
		2009 HK$'000 千港元	2008 HK$'000 千港元	2009 HK$'000 千港元	2008 HK$'000 千港元
North America	北美洲	275,902	424,317	5,835	3,853
Hong Kong	香港	257,144	337,005	25,941	28,226
Mainland China	中國大陸	358,385	426,183	2,800	16,514
Other countries	其他國家	64,672	55,360	–	–
		956,103	1,242,865	34,576	48,593

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
綜合財務報告附註

For the year ended 31 March 2009
截至2009年3月31日止年度

6. OTHER INCOME 6. 其他收入

		2009 HK$'000 千港元	2008 HK$'000 千港元
Other income includes:	其他收入包括：		
Claims received	已收賠款	302	148
Commission	佣金	3,362	6,206
Dividend income from investments held-for-trading	持作買賣之投資之股息收益	359	1,434
Exchange gain, net	匯兑收益，淨額	–	1,048
Gain on disposal of property, plant and equipment	出售物業、廠房及設備之溢利	15,268	10
Interest income	利息收益	525	4,342
Rental income (note)	租金收益(附註)	4,689	3,773
Repairing income	維修收益	2,333	1,263
Sale of scrap materials	廢料銷售收益	1,623	2,275

Note: Outgoings of HK$406,000 (2008: HK$143,000) were incurred resulting in net rental income of HK$4,283,000 (2008: HK$3,630,000).

附註：406,000港元(2008年：143,000港元)為租金收益淨額4,283,000港元(2008年：3,630,000港元)所產生之開支。

7. FINANCE COSTS 7. 融資成本

		2009 HK$'000 千港元	2008 HK$'000 千港元
Interest on borrowings wholly repayable within five years	須於5年內全部歸還貸款之利息	22,528	47,590

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
綜合財務報告附註

For the year ended 31 March 2009
截至2009年3月31日止年度

8. (LOSS) PROFIT BEFORE TAXATION　8. 除税前(虧損)溢利

		2009 HK$'000 千港元	2008 HK$'000 千港元
(Loss) profit before taxation has been arrived at after charging:	除税前（虧損）溢利之計算已扣除：		
Amortisation of product development costs (included in administrative expenses)	產品發展成本攤銷(計入行政費用內)	347	347
Auditors' remuneration	核數師酬金		
– current year	一本年度	3,858	3,529
– underprovision in prior years	一過往年度少提撥備	–	515
Depreciation of property, plant and equipment	物業、廠房及設備折舊	53,514	55,198
Exchange loss, net	匯兑虧損，淨額	6,620	–
Impairment loss recognised in respect of goodwill (included in administrative expenses)	已確認商譽之減值虧損 (計入行政費用內)	1,569	–
Impairment loss recognised in respect of available-for-sale investments (included in administrative expenses)	已確認可供出售投資之減值虧損 (計入行政費用內)	4	–
Minimum lease payments under operating leases in respect of rented premises	租賃樓宇之經營租約最低租金支出	10,301	6,077
Allowance for doubtful debts	呆賬撥備	14,436	5,961
Net allowance for obsolete and slow-moving inventories (note 1)	陳舊及滯銷之存貨撥備淨額(附註1)	10,451	1,648
Release of prepaid lease payments	預付租賃款項撥回	1,386	1,070
Research and development costs	研究及開發成本	42,813	43,614
Staff costs including directors' remuneration (note 2)	員工成本，包括董事酬金(附註2)	154,104	159,471

Note:

1. Included in the amount is a reversal of allowance for obsolete and slow-moving inventories of nil (2008: HK$2,607,000), which is resulted from subsequent sales of certain impaired items.

2. The staff costs for the year included retirement benefits scheme contributions of HK$1,868,000 (2008: HK$2,227,000) and share-based payments of HK$142,000 (2008: HK$312,000).

附註：

1. 該金額包括陳舊及滯銷存貨撥備撥回零港元(2008年：2,607,000港元)，乃因其後銷售若干已減值項目而產生。

2. 本年度之員工成本包括退休福利計劃供款1,868,000港元(2008年：2,227,000港元)及以股份支付之付款142,000港元(2008年：312,000港元)。

9. DIRECTORS' AND EMPLOYEES' EMOLUMENTS

Details of emoluments paid by the Group to each of the directors are as follows:

9. 董事及僱員酬金

本集團已付各董事之酬金詳情如下：

For the year ended 31 March 2009

截至2009年3月31日止年度

		Fees 袍金 HK$'000 千港元	Salaries and other short term employee benefits 薪金及其他短期僱員福利 HK$'000 千港元	Performance related incentive payments 績效獎勵付款 HK$'000 千港元	Retirement benefits scheme contributions 退休福利計劃供款 HK$'000 千港元	Total emoluments 酬金總額 HK$'000 千港元
Executive directors:	執行董事：					
Lau Sak Hong, Philip	劉錫康	50	6,062	133	190	6,435
Lau Sak Kai, Anthony	劉錫淇	50	1,377	46	67	1,540
Lau Sak Yuk, Andy	劉錫澳	50	1,231	46	60	1,387
Non-executive director:	非執行董事：					
Hon Sheung Tin, Peter	韓相田	109	24	–	–	133
Independent non-executive directors:	獨立非執行董事：					
Ho Hau Chong, Norman	何厚鏘	50	–	–	–	50
Chan Chak Chung	陳澤仲	50	–	–	–	50
Chuck Winston Calptor	卓育賢	50	–	–	–	50
		409	8,694	225	317	9,645

9. DIRECTORS' AND EMPLOYEES' EMOLUMENTS *(CONT'D)*

9. 董事及僱員酬金*(續)*

For the year ended 31 March 2008

截至2008年3月31日止年度

		Fees 袍金 HK$'000 千港元	Salaries and other short term employee benefits 薪金及其他短期僱員福利 HK$'000 千港元	Performance related incentive payments 績效獎勵付款 HK$'000 千港元	Retirement benefits scheme contributions 退休福利計劃供款 HK$'000 千港元	Total emoluments 酬金總額 HK$'000 千港元
Executive directors:	**執行董事：**					
Lau Sak Hong, Philip	劉錫康	50	8,009	268	208	8,535
Lau Sak Kai, Anthony	劉錫淇	50	1,388	87	74	1,599
Lau Sak Yuk, Andy	劉錫澳	50	1,257	76	67	1,450
Non-executive director:	**非執行董事：**					
Hon Sheung Tin, Peter	韓相田	50	20	–	–	70
Independent non-executive directors:	**獨立非執行董事：**					
Ho Hau Chong, Norman	何厚鏘	50	–	–	–	50
Chan Chak Chung	陳澤仲	50	–	–	–	50
Chuck Winston Calptor	卓育賢	50	–	–	–	50
		350	10,674	431	349	11,804

The performance related incentive payments are determined by the performance of the individual and the Group's performance and profitability for the two years ended 31 March 2009.

績效獎勵付款乃根據員工個人表現及本集團截至2009年3月31日止兩年之表現及盈利能力而釐定。

9. DIRECTORS' AND EMPLOYEES' EMOLUMENTS *(CONT'D)*

9. 董事及僱員酬金*(續)*

Employees

僱員

The five highest paid individuals of the Group included three (2008: three) directors, details of whose remuneration are set out above. The emoluments of the remaining two (2008: two) highest paid employees are as follows:

本集團五名最高薪酬之人士包括三名(2008年：三名)董事，有關彼等酬金之詳情已於上文披露，其餘兩名(2008年：兩名)最高薪酬僱員之酬金如下：

		2009 HK$'000 千港元	2008 HK$'000 千港元
Salaries and other short term employee benefits	薪金及其他短期僱員福利	3,106	3,072
Performance related incentive payments	績效獎勵付款	80	148
Retirement benefits scheme contributions	退休福利計劃供款	24	24
		3,210	3,244

Emoluments of these employees were within the following bands:

此等僱員酬金之金額範圍如下：

		Number of employees 僱員人數	
		2009	2008
HK$1,000,001 – HK$1,500,000	1,000,001港元 – 1,500,000港元	1	1
HK$1,500,001 – HK$2,000,000	1,500,001港元 – 2,000,000港元	1	1

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
綜合財務報告附註

For the year ended 31 March 2009
截至2009年3月31日止年度

10. TAXATION / 10. 稅項

		2009 HK$'000 千港元	2008 HK$'000 千港元
The charge (credit) comprises:	稅項支出（抵免）包括：		
Hong Kong Profits Tax	香港利得稅		
Current year	本年度	46	15,843
Overprovision in prior years	過往年度超額撥備	(1,830)	(7)
		(1,784)	15,836
Taxation in other jurisdictions	其他司法區之稅項		
Current year	本年度	812	2,058
(Over)underprovision in prior years	過往年度（超額）少提撥備	(22)	9,328
		790	11,386
Deferred taxation (note 30)	遞延稅項（附註30）	2,274	(8,691)
		1,280	18,531

Hong Kong Profits Tax is calculated at 16.5% (2008: 17.5%) of the estimated assessable profit for the year.

香港利得稅以本年度之估計應課稅溢利按稅率16.5%(2008年：17.5%)計算。

On 26 June 2008, the Hong Kong Legislative Council passed the Revenue Bill 2008 which includes the reduction in corporate profit tax rate by 1% to 16.5% effective from the year of assessment 2008-2009. The effect of such decrease has been reflected in measuring the current and deferred tax for the year ended 31 March 2009.

於2008年6月26日，香港立法會通過《2008年收入條例草案》，包括將公司利得稅調低1%至16.5%，自2008年至2009年評稅年度生效。計算截至2009年3月31日止年度之本年度及遞延稅項時，已反映該項調減之影響。

Taxation in other jurisdictions is calculated at the rates prevailing in the respective jurisdictions. The underprovision in prior years mainly arose from a settlement of corporate tax audit with the Canada Revenue Agency related to allocation of income by a subsidiary of the Group between Canada and Hong Kong for the two years ended 31 March 2004 and 2005. The tax audits were closed in the year ended 31 March 2008.

其他司法區之稅項乃按個別司法區之現行稅率計算。過往年度之少提撥備主要為解決加拿大稅務局就本集團一間附屬公司於截至2004年及2005年3月31日止兩年在加拿大及香港之收入分配進行企業稅項審計所產生，該等年度之稅務審計已於截至2008年3月31日止年度完結。

10. TAXATION *(CONT'D)*

Taxation for the year can be reconciled to the (loss) profit before taxation per the consolidated income statement as follows:

10. 稅項*(續)*

本年度稅項與綜合損益表所示除稅前(虧損)溢利對賬如下：

		2009 HK$'000 千港元	2008 HK$'000 千港元
(Loss) profit before taxation	除稅前（虧損）溢利	(118,408)	64,025
Tax (credit) charge at the domestic income tax rate of 16.5% (2008: 17.5%)	按本地所得稅稅率16.5% (2008年：17.5%)計算之稅項（抵免）支出	(19,537)	11,204
Tax effect of share of profits of associates	應佔聯營公司溢利之稅項影響	95	65
Tax effect of expenses not deductible for taxation purposes	不可扣稅費用之稅項影響	6,169	1,626
Tax effect of income not taxable for taxation purposes	毋須課稅收益之稅項影響	(2,974)	(2,881)
Effect of different tax rates of subsidiaries operating in other jurisdictions	於其他司法區經營業務之附屬公司不同稅率之影響	(6,207)	(1,233)
Tax effect of tax losses not recognised	未確認稅務虧損之稅項影響	21,825	5,792
Tax effect of utilisation of tax losses previously not recognised	動用先前未確認之稅務虧損之稅項影響	(75)	(5,265)
Effect of tax exemption granted to a subsidiary (note)	附屬公司所獲稅項豁免之影響（附註）	(145)	(1,908)
(Over)underprovision in prior years	過往年度（超額）少提撥備	(1,852)	9,321
Decrease in opening deferred tax liabilities resulting from a decrease in applicable rate	適用稅率調低以致期初遞延稅項負債減少	(176)	–
Others	其他	4,157	1,810
Taxation for the year	本年度稅項	1,280	18,531

Note: The subsidiary is exempted from taxation in other jurisdiction pursuant to the relevant laws and regulations in that jurisdiction.

附註：該附屬公司根據有關司法區之法例及規例獲豁免繳納其他司法區之稅項。

11. DIVIDENDS

The directors have resolved not to recommend a final dividend for the year ended 31 March 2009 (2008: nil).

During the year ended 31 March 2008, the directors have declared an interim dividend of 4.8HK cents per share, amounting to HK$37,938,000, and scrip alternative was offered in respect of the 2007 final dividend. The scrip alternative was accepted by the shareholders, as follows:

11. 股息

董事議決不建議派發截至2009年3月31日止年度之末期股息(2008年：無)。

截至2008年3月31日止年度內，董事局宣佈中期股息每股4.8港仙總值37,938,000港元及就2007年末期股息提供以股代息選擇。股東已接納以股代息選擇，載列如下：

		HK$'000 千港元
Dividends:	股息：	
Cash	現金	18,908
Scrip alternative	以股代息選擇	8,769
		27,677

12. (LOSS) EARNINGS PER SHARE

The calculation of the basic and diluted (loss) earnings per share is based on the following data:

12. 每股(虧損)盈利

每股基本及攤薄(虧損)盈利乃根據以下資料計算：

		2009 HK$'000 千港元	2008 HK$'000 千港元
(Loss) earnings attributable to shareholders of the Company for the purposes of basic and diluted (loss) earnings per share	為計算每股基本及攤薄（虧損）盈利之本公司股東應佔（虧損）盈利	(110,186)	45,914

12. (LOSS) EARNINGS PER SHARE *(CONT'D)* 12. 每股(虧損)盈利*(續)*

		2009	2008
Weighted average number of shares for the purposes of basic (loss) earnings per share	為計算每股基本（虧損）盈利之加權平均股份數目	785,466,362	790,246,143
Effect of dilutive potential shares relating to share options	購股權相關具攤薄作用潛在股份之影響	N/A	8,080,944
Weighted average number of shares for the purposes of diluted earnings per share	為計算每股攤薄盈利之加權平均股份數目	N/A	798,327,087

No diluted loss per share is presented for 2009 as the exercise of the outstanding options would result in a decrease in the loss per share for the year.

並無呈列2009年之每股攤薄虧損，原因是行使未行使購股權將導致該年度之每股虧損減少。

13. INVESTMENT PROPERTIES 13. 投資物業

		2009 HK$'000 千港元	2008 HK$'000 千港元
Fair value of investment properties:	投資物業之公平價值：		
At beginning of the year	於年初	108,652	81,121
(Decrease) increase in fair value	公平價值（減少）增加	(16,736)	27,531
At end of the year	於年結日	91,916	108,652
The carrying amount of investment properties comprises:	投資物業賬面值包括：		
Long leases in Hong Kong	在香港以長期租約持有	77,750	94,000
Long leases outside Hong Kong	在香港以外以長期租約持有	14,166	14,652
		91,916	108,652

13. INVESTMENT PROPERTIES *(CONT'D)*

The fair values of the Group's investment properties have been arrived at on the basis of valuations carried out on the balance sheet date by an independent qualified professional valuer not connected with the Group. The valuer has appropriate qualifications and recent experiences in the valuation of similar properties in the relevant locations. The valuations were arrived at by reference to market evidence of transaction prices for similar properties.

All of the Group's property interests held under operating leases to earn rentals or for capital appreciation purposes are measured using the fair value model and are classified and accounted for as investment properties. As at 31 March 2009, the carrying amount of such property interests amounted to HK$91,916,000 (2008: HK$108,652,000).

13. 投資物業*(續)*

本集團投資物業之公平值乃根據與本集團並無關連之獨立合資格專業估值師於結算日所進行估值計算所得。估值師擁有合適資格，最近亦有評估有關地點類似物業之經驗。該估值乃參考同類物業市場交易價格後達致。

本集團以經營租約持有用於收租或資本增值用途之全部物業權益均以公平價值模式計算，並入賬列作投資物業。於2009年3月31日，該等物業權益之賬面值為91,916,000港元(2008年：108,652,000港元)。

14. PROPERTY, PLANT AND EQUIPMENT

14. 物業、廠房及設備

		Leasehold properties 租賃物業 HK$'000 千港元	Computer equipment 電腦設備 HK$'000 千港元	Furniture, fixtures and equipment 傢俬、裝置及設備 HK$'000 千港元	Motor vehicles 汽車 HK$'000 千港元	Plant and machinery 廠房及機器 HK$'000 千港元	Construction in progress 在建工程 HK$'000 千港元	Total 總計 HK$'000 千港元
COST OR VALUATION	成本值或估值							
At 1 April 2007	於2007年4月1日	120,544	27,703	106,252	16,736	503,309	–	774,544
Currency realignment	匯兑調整	–	3	3	–	48	–	54
Additions	添置	–	1,666	5,466	729	40,313	419	48,593
Disposal	出售	(168)	–	(459)	(2,077)	–	–	(2,704)
At 31 March 2008	於2008年3月31日	120,376	29,372	111,262	15,388	543,670	419	820,487
Additions	添置	145	1,277	901	555	31,698	–	34,576
Disposal	出售	(11,451)	(1,045)	(8,910)	(3,766)	(12,750)	–	(37,922)
At 31 March 2009	**於2009年3月31日**	**109,070**	**29,604**	**103,253**	**12,177**	**562,618**	**419**	**817,141**
Comprising:	包括：							
At cost	成本值	79,670	29,604	103,253	12,177	562,618	419	787,741
At valuation – 1991	估值－1991年	29,400	–	–	–	–	–	29,400
		109,070	29,604	103,253	12,177	562,618	419	817,141

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
綜合財務報告附註

For the year ended 31 March 2009
截至2009年3月31日止年度

14. PROPERTY, PLANT AND EQUIPMENT (CONT'D) 14. 物業、廠房及設備(續)

		Leasehold properties 租賃物業 HK$'000 千港元	Computer equipment 電腦設備 HK$'000 千港元	Furniture, fixtures and equipment 傢俬、裝置及設備 HK$'000 千港元	Motor vehicles 汽車 HK$'000 千港元	Plant and machinery 廠房及機器 HK$'000 千港元	Construction in progress 在建工程 HK$'000 千港元	Total 總計 HK$'000 千港元
DEPRECIATION	折舊							
At 1 April 2007	於2007年4月1日	20,388	17,209	86,212	13,359	331,534	–	468,702
Currency realignment	匯兑調整	–	3	–	–	38	–	41
Provided for the year	本年折舊	2,285	2,580	4,521	776	45,036	–	55,198
Eliminated on disposal	出售時撇銷	(3)	–	(90)	(1,936)	–	–	(2,029)
At 31 March 2008	於2008年3月31日	22,670	19,792	90,643	12,199	376,608	–	521,912
Provided for the year	本年折舊	2,257	2,261	4,067	724	44,205	–	53,514
Eliminated on disposal	出售時撇銷	(7,178)	(941)	(7,849)	(3,490)	(11,392)	–	(30,850)
At 31 March 2009	**於2009年3月31日**	**17,749**	**21,112**	**86,861**	**9,433**	**409,421**	**–**	**544,576**
CARRYING VALUES	賬面值							
At 31 March 2009	**於2009年3月31日**	**91,321**	**8,492**	**16,392**	**2,744**	**153,197**	**419**	**272,565**
At 31 March 2008	於2008年3月31日	97,706	9,580	20,619	3,189	167,062	419	298,575

The cost or valuation of leasehold properties in Hong Kong, which included prepaid lease payments that cannot be allocated reliably between the land and building elements, is depreciated over forty years and after taking into account of the estimated residual value. The cost of buildings situated on leasehold land outside Hong Kong is amortised over a period of fifty years or, where shorter, the remaining term of the leases on a straight line basis.

當預付的租賃付款未能可靠地分配至土地及建築物部份時，香港租賃物業之成本值或估值按40年計算折舊及考慮到剩餘值的估計。位於香港以外地區土地之樓宇之成本以直線基準按50年或(如屬較短年期)租約所餘年期計算攤銷。

14. PROPERTY, PLANT AND EQUIPMENT *(CONT'D)*

Depreciation is provided to write off the cost of other property, plant and equipment over their estimated useful lives, using the reducing balance method at the following rates per annum:

Computer equipment	25%
Furniture, fixtures and equipment	10 – 25%
Motor vehicles	20 – 25%
Plant and machinery	15 – 30%

The carrying value of the leasehold properties shown above comprises properties situated on land held under:

		2009 HK$'000 千港元	2008 HK$'000 千港元
Long leases in Hong Kong	在香港以長期租約持有	**26,621**	27,022
Medium term leases outside Hong Kong	在香港以外以中期租約持有	**64,700**	70,684
		91,321	97,706

The valuation of leasehold properties was carried out by a firm of independent professional valuers in 1991 on an open market value for existing use basis. The Group has adopted the transitional relief provided by paragraph 80A of HKAS 16 from the requirement to make revaluation on a regular basis of the Group's leasehold properties and, accordingly, no further revaluation of leasehold properties will be carried out. Had these leasehold properties with a carrying amount at 31 March 2009 of HK$26,621,000 (2008: HK$27,022,000) been carried at cost less accumulated depreciation and accumulated impairment losses, the carrying value of the leasehold properties at 31 March 2009 would have been stated at HK$20,554,000 (2008: HK$20,920,000).

14. 物業、廠房及設備*(續)*

其他物業、廠房及設備乃於其估計可用年期按結餘遞減法計算折舊以撇銷其成本，所用年率如下：

電腦設備	25%
傢俬、裝置及設備	10 - 25%
汽車	20 - 25%
廠房及機器	15 - 30%

上述租賃物業包括位於以下列租約持有之土地之物業，賬面值為：

租賃物業由一家獨立專業估值師行於1991年按現時用途基準之公開市值予以重估。本集團採納香港會計準則第16號第80A段有關規定定期重估本集團租賃物業之過渡期豁免，故此毋須進一步重估租賃物業。倘租賃物業於2009年3月31日賬面值為26,621,000港元(2008年：27,022,000港元)按成本值減累計折舊及累計減值虧損列賬，租賃物業於2009年3月31日之賬面淨值將約為20,554,000港元(2008年：20,920,000港元)。

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
綜合財務報告附註

For the year ended 31 March 2009
截至2009年3月31日止年度

15. PREPAID LEASE PAYMENTS　15. 預付租賃款項

The Group's prepaid lease payments comprise:

本集團之預付租賃款項包括：

		2009 HK$'000 千港元	2008 HK$'000 千港元
Leasehold land held under medium term leases outside Hong Kong	在香港境外以中期租約持有之租賃土地	65,062	66,448
Analysed for reporting purposes as:	就申報目的分析為：		
Current asset	流動資產	1,386	1,386
Non-current asset	非流動資產	63,676	65,062
		65,062	66,448

16. PRODUCT DEVELOPMENT COSTS　16. 產品發展成本

		HK$'000 千港元
COST	成本值	
At 1 April 2007, 31 March 2008 and 31 March 2009	於2007年4月1日、2008年3月31日及2009年3月31日	1,732
AMORTISATION	攤銷	
At 1 April 2007	於2007年4月1日	778
Charge for the year	年度扣除	347
At 31 March 2008	於2008年3月31日	1,125
Charge for the year	年度扣除	347
At 31 March 2009	於2009年3月31日	1,472
CARRYING VALUE	賬面值	
At 31 March 2009	於2009年3月31日	260
At 31 March 2008	於2008年3月31日	607

Product development costs are amortised over a period of five years on a straight line basis.

產品發展成本以直線法於五年期內攤銷。

17. GOODWILL 17. 商譽

		HK$'000 千港元
COST	**成本值**	
At 1 April 2007	於2007年4月1日	25,494
Deemed acquisition of additional interest in a subsidiary	被視為收購附屬公司額外權益	2,183
Deemed partial disposal of a subsidiary	被視為出售附屬公司部份權益	(6)
At 31 March 2008	於2008年3月31日	27,671
Acquisition/deemed acquisition of additional interests in subsidiaries	收購／被視為收購附屬公司額外權益	944
Deemed partial disposal of a subsidiary	被視為出售附屬公司部份權益	(505)
IMPAIRMENT	**減值**	
At 31 March 2009	於2009年3月31日	28,110
Impairment losses recognised during the year and balance at 31 March 2009	年內確認減值虧損及於2009年3月31日之結餘	1,569
CARRYING VALUE	**賬面值**	
At 31 March 2009	於2009年3月31日	26,541
At 31 March 2008	於2008年3月31日	27,671

Particulars regarding impairment testing on goodwill are disclosed in note 18.

商譽之減值測試詳情於附註18披露。

18. IMPAIRMENT TESTING ON GOODWILL

As explained in note 5, the Group uses business segments as its primary segment for reporting segment information. For the purposes of impairment testing, goodwill of carrying value amounting to HK$26,541,000 (2008: HK$26,102,000) has been allocated to three cash generating units ("CGUs"), including three subsidiaries in the design, manufacture and sale of electronic products segment amounting to HK$8,111,000, HK$17,722,000 and HK$708,000 (2008: HK$8,111,000, HK$17,991,000 and nil), respectively. For the remaining goodwill of HK$1,569,000 as at 31 March 2008, which is related to a subsidiary engaged in e-business but has become inactive, full impairment loss has been recognised in the financial statements for the current year.

18. 商譽值測試

如附註5所闡釋，本集團以業務分類作為報告分類資料的主要方式。就減值測試而言，賬面值為26,541,000港元(2008年：26,102,000港元)之商譽已被分配至三個現金產生單位(「現金產生單位」)，包括三家設計、製造及銷售電子產品業務之附屬公司，分別為8,111,000港元、17,722,000港元及708,000港元(2008年：8,111,000港元、17,991,000港元及無)。於2008年3月31日餘下之1,569,000港元商譽乃與從事電子商貿但暫無營業之一家附屬公司有關，已於本年度之財務報告確認全數減值虧損。

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
綜合財務報告附註

For the year ended 31 March 2009
截至2009年3月31日止年度

18. IMPAIRMENT TESTING ON GOODWILL *(CONT'D)*

The recoverable amount of the relevant CGUs has been determined on the basis of value in use calculation. The key assumptions for the value in use calculation are those regarding the discount rates, growth rates and expected changes to revenue and direct costs during the year. The management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the CGUs. The growth rates are based on industry growth forecasts. Changes in revenue and direct costs are based on past practices and expectations of future changes in the market.

During the year, the Group performed impairment review for goodwill based on cash flow forecasts derived from the most recent financial budget for the next year by the management and the cashflow projections were extrapolated at 0% (2008: 0%) growth rate for subsequent four years using a discount rate of 7.43% (2008: 8%).

18. 商譽值測試*(續)*

相關現金產生單位的可收回金額乃按使用價值釐定。計算使用價值所作出主要假設關於貼現率、增長率以及年內收入和直接成本之預計變動。管理層採用除稅前比率估計貼現率，該比率反映市場現時對貨幣時間值以及現金產生單位特有風險的評估。增長率以業內增長預測為基準。收入及直接成本之變動根據慣例及對市場未來變動的期望作出估計。

於本年度，本集團按照管理層對未來財務預算得出現金流量預測檢討商譽減值及其後四年之增長率為0%（2008年：0%）之現金流推測，所使用之貼現率為7.43%（2008年：8%）。

19. INTEREST IN ASSOCIATES

19. 應佔聯營公司權益

		2009 HK$'000 千港元	2008 HK$'000 千港元
Cost of investment in associates, unlisted	於聯營公司投資成本，非上市	9,310	9,310
Share of post-acquisition reserves, net of dividend received	應佔收購後儲備，扣除已收股息	(1,239)	(737)
		8,071	8,573

19. INTEREST IN ASSOCIATES *(CONT'D)*

19. 應佔聯營公司權益

Details of the Group's associates are as follows:

本集團之聯營公司詳情如下：

Name of associate 聯營公司名稱	Form of business structure 業務結構形式	Place of registration/ operations 註冊／營業地點	Nominal value of registered capital 註冊資本面值	Attributable equity interest to the Group 本集團應佔股本權益 2009	 2008	Principal activities 主要業務
Danehill Investments (Holdings) Limited	Limited liability company	Cayman Islands	HK$7,000,000	48.28%	48.28%	Investment holding
	有限責任公司	開曼群島	7,000,000港元			投資控股
Interforce Limited ("Interforce")	Limited liability company	Hong Kong	HK$500,000	30%	30%	Trading in electronic products
賢邦有限公司（「賢邦」）	有限責任公司	香港	500,000港元			買賣電子產品

The associates are indirectly held by the Company through its wholly-owned subsidiaries.

聯營公司由本公司透過其全資附屬公司間接持有。

Included in the cost of investment in associates is goodwill of HK$3,779,000 (2008: HK$3,779,000) arising on acquisition of an associate in prior year.

於聯營公司之投資成本包括去年收購聯營公司所產生之商譽3,779,000港元(2008年：3,779,000港元)。

19. INTEREST IN ASSOCIATES *(CONT'D)*

19. 應佔聯營公司權益*(續)*

The summarised financial information in respect of the Group's associates is set out below:

有關本集團聯營公司之財務資料概列如下：

		2009 HK$'000 千港元	2008 HK$'000 千港元
Total assets	資產總值	24,545	33,993
Total liabilities	負債總額	(12,344)	(21,610)
Net assets	資產淨值	12,201	12,383
Share of net assets	應佔資產淨值	4,292	4,794
Turnover	營業額	211,642	190,117
Profit for the year	本年度溢利	1,997	1,266
Share of profits of associates	應佔聯營公司溢利	578	373

20. AVAILABLE-FOR-SALE INVESTMENTS

20. 可供出售之投資

		2009 HK$'000 千港元	2008 HK$'000 千港元
Equity securities	股本證券		
Unlisted shares, at cost	非上市股份，按成本	26,690	26,690
Less: Impairment losses recognised	減：已確認減值虧損	(2,650)	(2,650)
		24,040	24,040
Listed shares outside Hong Kong, at fair value	於香港境外上市股份，按公平價值	8	12
		24,048	24,052
Analysed for reporting purposes as:	就申報目的分析為：		
Non-current asset	非流動資產	24,048	24,052

20. AVAILABLE-FOR-SALE INVESTMENTS *(CONT'D)*

As at the balance sheet date, all listed shares included in available-for-sale investments are stated at fair value. Fair values of these investments have been determined by reference to bid prices quoted in active markets.

The above unlisted investments represent investments in unlisted equity securities issued by private entities incorporated in Hong Kong. They are measured at cost less impairment loss at each balance sheet date because the range of reasonable fair value estimates is so significant that the directors of the Company are of the opinion that their fair values cannot be measured reliably.

Included in unlisted equity securities was an investment of 17% (2008: 17%) equity interest in Net Plus Company Limited ("Net Plus"), a company engaged in investment holding and provision of healthcare related services. An impairment loss of HK$2,500,000 was recognised in the consolidated financial statements in prior years. At 31 March 2009, the directors reviewed the recoverability of its carrying amount of HK$23,000,000 (2008: HK$23,000,000) with reference to the present value of the estimated future cash flows expected to arise from the investment and considered that the carrying value of the interest in Net Plus is recoverable.

20. 可供出售之投資*(續)*

於結算日，可供出售之投資之所有上市股份均以公平價值列賬。此等投資之公平價值經參考活躍市場所報買入價釐定。

上述非上市投資為於香港註冊成立私人實體發行之非上市股本證券投資。由於合理公平價值估計範圍甚大，本公司董事認為未能可靠計算其公平價值，因此該等投資於各結算日按成本扣除減值計算。

非上市股本證券中包括於從事投資控股及提供保健相關服務之公司Net Plus Company Limited(「Net Plus」)之17%(2008年：17%)股本權益投資。過往年度已綜合於財務報告確認減值虧損2,500,000港元。於2009年3月31日，董事參考預期源自該投資之估計日後現金流量現值23,000,000港元(2008年：23,000,000港元)後審閱其賬面值之可收回性，並認為可收回於Net Plus之權益之賬面值。

21. DERIVATIVE FINANCIAL INSTRUMENTS/ FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS

21. 衍生金融工具╱指定為按公平價值計入損益之金融資產

		Assets 資產		Liabilities 負債	
		2009 HK$'000 千港元	2008 HK$'000 千港元	2009 HK$'000 千港元	2008 HK$'000 千港元
(i) Financial assets designated at fair value through profit or loss settled on net basis:	(i) 以淨額結算之指定為按公平價值計入損益之金融資產：				
Buy-write certificates on:	下列各項之購買沖銷票據：				
– equity securities listed in Hong Kong	– 於香港上市之股本證券	258	1,606	–	–
– equity securities listed outside Hong Kong	– 於香港境外上市之股本證券	540	6,543	–	–
		798	8,149	–	–
(ii) Derivative financial instruments not designated as hedging instruments settled on net basis:	(ii) 以淨額結算之非指定為對沖工具之衍生金融工具：				
Foreign exchange option	外幣選擇權	–	120	–	–
Options on equity securities listed outside Hong Kong	於香港境外上市之股本證券之選擇權	–	–	(50)	(518)
		–	120	(50)	(518)
		798	8,269	(50)	(518)

21. DERIVATIVE FINANCIAL INSTRUMENTS/ FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS *(CONT'D)*

The buy-write certificates contain embedded derivatives which are not closely related to the host contracts, accordingly, the entire combined contracts have been designed at financial assets at fair value through profit or loss.

On inception of the buy-write certificates, the strike price of the underlying equity securities, maturity date and observation period would be determined. At the end of each observation period or on maturity of the buy-write certificates, market price of the underlying equity securities would be compared to the strike price. The buy-write certificates would be terminated and settled in cash if the market price is higher than strike price. The buy-write certificates would be settled in shares if the market price is lower than the strike price.

The fair values of buy-write certificates are determined by securities brokers using valuation models based on inputs such as share price, volatility, dividend yield of the underlying equity securities.

21. 衍生金融工具／指定為按公平價值計入損益之金融資產*(續)*

購買沖銷票據包含與主合約無密切關連之嵌入式衍生工具，因此，所有合併合約已指定為按公平值計入損益之金融資產。

於訂立購買沖銷票據時，將會釐定相關股本證券之行使價、到期日及觀察期。於各觀察期結束時或購買沖銷票據屆滿時，相關股本證券之市價將與行使價進行比較。倘購買沖銷票據之市價高於行使價，購買沖銷票據將被終止及以現金支付，倘購買沖銷票據之市價低於其行使價，沖銷票據將以股票來平倉。

購買沖銷票據之公平價值乃採用估值模式根據證券經紀所報相關股本證券之股價、波動及股息率等輸入因素計算之市價而釐定。

22. INVENTORIES

22. 存貨

		2009 HK$'000 千港元	2008 HK$'000 千港元
Raw materials	原材料	**116,511**	197,817
Work in progress	在製品	**7,581**	11,893
Finished goods	製成品	**278,379**	333,896
		402,471	543,606

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
綜合財務報告附註

For the year ended 31 March 2009
截至2009年3月31日止年度

22. INVENTORIES *(CONT'D)*

The cost of inventories recognised as an expense in the consolidated income statement during the year amounted to HK$1,024,197,000 (2008: HK$1,666,311,000).

22. 存貨*(續)*

於本年度，於綜合損益表確認為支出之存貨成本達1,024,197,000港元(2008年：1,666,311,000港元)。

23. DEBTORS, DEPOSITS AND PREPAYMENTS

23. 應收賬項、按金及預付款項

		2009 HK$'000 千港元	2008 HK$'000 千港元
Trade debtors	應收貿易賬項	102,003	192,803
Deposits with securities brokers	證券經紀之按金	3,034	19,657
Advances to suppliers	墊款予供應商	30,585	31,920
Prepayments and other receivables	預付款項及其他應收款項	24,489	24,645
Consideration receivable for disposal of property, plant and equipment	出售物業、廠房及設備之應收代價	21,340	–
		181,451	269,025

The aged analysis of trade debtors net of allowance for doubtful debts at the balance sheet date is as follows:

於結算日應收貿易賬項(扣除呆賬撥備)之賬齡分析如下：

		2009 HK$'000 千港元	2008 HK$'000 千港元
0 – 30 days	0 – 30日	67,376	103,982
31 – 60 days	31 – 60日	5,002	38,261
61 – 90 days	61 – 90日	9,338	17,269
Over 90 days	超過90日	20,287	33,291
		102,003	192,803

The Group allows an average credit period ranging from 30 days to 90 days to its trade customers. Before accepting any new customers, the management will internally assess the credit quality of the potential customer and define appropriate credit limits. Management closely monitors the credit quality of trade and other receivables and considers the trade and other receivables that are neither past due nor impaired to be of a good quality.

本集團給予其貿易客戶之賒賬期介乎30日至90日。於接納任何新客戶前，管理層將內部評估潛在客戶之信貸質素及訂立信貸限額。管理層密切監察貿易及其他應收賬項之信貸質素，並認為未逾期亦無減值之貿易及其他應收賬項之質素良好。

23. DEBTORS, DEPOSITS AND PREPAYMENTS *(CONT'D)*

Included in the Group's trade debtors are debtors with aggregate carrying amount of HK$20,998,000 (2008: HK$54,014,000) which are past due at the reporting date for which the Group has not provided for impairment loss. The directors of the Company determined that these receivables are due from customers of good credit quality with no history of default. The Group does not hold any collateral over these balances.

The aged analysis of trade debtors which are past due but not impaired is as follows:

23. 應收賬項、按金及預付款項 *(續)*

本集團之應收貿易賬項包括賬面總值20,998,000港元(2008年:54,014,000港元)之應收賬項，於報告日期已逾期，但本集團並未作出減值虧損撥備。本集團並無就此等結餘持有任何抵押。本公司董事釐定此等應收賬項為應收信貸質素良好且無拖欠紀錄之客戶之款項。本集團並無就此等結餘持有任何抵押品。

已逾期但無減值之應收貿易賬項之賬齡分析如下：

		2009 HK$'000 千港元	2008 HK$'000 千港元
31 – 60 days	31 - 60日	711	9,155
61 – 90 days	61 - 90日	–	11,568
Over 90 days	超過90日	20,287	33,291
		20,998	54,014

Based on the experience of the management and repayment record of the customers, trade receivables which are past due but not impaired are generally recoverable. For those balances associated with litigations, the directors of the Company will assess the cases based on legal advices from lawyers and provide allowance for the irrecoverable debts.

根據管理層之經驗及客戶之還款記錄，已逾期但未減值之應收賬款一般可收回。就該等與訴訟相關之結餘而言，本公司董事將根據律師之法律意見評估該等案件，並就不可收回債項提供撥備。

23. DEBTORS, DEPOSITS AND PREPAYMENTS (CONT'D)

23. 應收賬項、按金及預付款項（續）

Movements in the allowance for doubtful debts

呆賬撥備變動

		2009 HK$'000 千港元	2008 HK$'000 千港元
At beginning of the year	年初	**16,436**	10,475
Impairment losses recognised on debtors	已確認應收賬項之減值虧損	**14,436**	5,961
At end of the year	年終	**30,872**	16,436

Included in the allowance for doubtful debts are individually impaired trade debtors with an aggregated balance of HK$23,531,000 (2008: HK$10,146,000) which have either been placed under liquidation or in financial difficulties. In addition, a debtor balance of HK$5,282,000 (2008: HK$4,231,000) has been individually impaired since such debt will be settled by the customer at a discount as agreed by arbitration.

呆賬撥備包括個別已減值之應收貿易賬項，總結餘為23,531,000港元(2008年：10,146,000港元)，原因是該等客戶已清盤或有財政困難。此外，應收賬項結餘5,282,000港元(2008年：4,231,000港元)已個別減值，原因為該等債項將由客戶按仲裁所議定之折讓價清償。

The management has withdrawn a litigation against a trade debtor as they consider that the legal and professional expenses involved will be high, and the related debtor balance of HK$2,059,000 (2008: HK$2,059,000) was individually impaired.

管理層已撤回對一名貿易債務人之訴訟，乃由於所涉及之法律及專業費用將會很高，而相關應收賬項結餘2,059,000港元(2008年：2,059,000港元)已個別減值。

Included in trade debtors are bills discounted with recourse amounting to HK$3,310,000 (2008: HK$80,426,000) and factored debtors amounting to HK$35,643,000 (2008: HK$17,223,000). For factored debtors, the Group will need to repay the financial institutions if there are credit losses on the receivables before the end of factoring period, accordingly, the Group continues to recognise the full carrying amount of the debtors and has recognised the cash received as a secured borrowing (see note 28).

應收貿易賬項包括具追索權貼現票據3,310,000港元(2008年：80,426,000港元)及已貼現應收賬項35,643,000港元(2008年：17,223,000港元)。就已貼現應收賬項而言，若於貼現期間結束前應收賬項出現信貸虧損，則本集團將需要向金融機構還款；因此，本集團繼續全數確認應收賬項之賬面值，並確認已收現金為有抵押借貸(見附註28)。

24. AMOUNTS DUE FROM/TO ASSOCIATES

The amounts are unsecured, interest-free and repayable within one year. Included in the amounts due from associates as at 31 March 2008 was a trade receivable from an associate of HK$1,049,000 (2009: nil) which was aged over 90 days.

24. 應收／應付聯營公司賬項

有關款項為無抵押、免息及須於一年內當要求時償還。於2008年3月31日之應收聯營公司賬項包括應收聯營公司貿易賬款1,049,000港元(2009年：無)，賬齡超過90日。

25. INVESTMENTS HELD FOR TRADING

25. 持作買賣之投資

		2009 HK$'000 千港元	2008 HK$'000 千港元
Listed securities	上市證券		
Equity securities listed in Hong Kong	於香港上市之股本證券	1,253	4,230
Equity securities listed outside Hong Kong	於香港境外上市之股本證券	5,702	16,151
		6,955	20,381

26. BANK BALANCES AND CASH

Bank balances and cash comprise cash held by the Group and short term bank deposits with an original maturity of three months or less at an average interest rate of 0.01% (2008: 0.01%) per annum.

26. 銀行結存及現金

銀行結存及現金包括本集團所持現金，以及原定於三個月或以內到期，且平均年利率為0.01厘(2008年:0.01厘)之短期銀行存款。

27. CREDITORS AND ACCRUED CHARGES

27. 應付賬項及應計費用

		2009 HK$'000 千港元	2008 HK$'000 千港元
Trade creditors	應付貿易賬項	120,323	101,584
Royalty and withholding tax payable	應付專利費及預扣稅	15,488	19,124
Receipt in advance	預收款項	–	755
Other creditors and accrued expenses	其他應付賬項及應計開支	49,416	54,749
		185,227	176,212

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
綜合財務報告附註

For the year ended 31 March 2009
截至2009年3月31日止年度

27. CREDITORS AND ACCRUED CHARGES *(CONT'D)* 27. 應付賬項及應計費用*(續)*

The aged analysis of trade creditors at the balance sheet date is as follows:

於結算日應付貿易賬項之賬齡分析如下：

		2009 HK$'000 千港元	2008 HK$'000 千港元
0 – 30 days	0 - 30日	29,264	70,671
31 – 60 days	31 - 60日	16,914	17,887
61 – 90 days	61 - 90日	19,641	5,500
Over 90 days	超過90日	54,504	7,526
		120,323	101,584

The average credit period on purchases of goods is 90 days.

採購貨品之平均賒賬期為90日。

28. BORROWINGS 28. 借貸

		2009 HK$'000 千港元	2008 HK$'000 千港元
Borrowings comprise the followings:	借貸包括下列各項：		
Trust receipts and import loans	信託收據及入口貸款	89,547	141,883
Short term loans	短期貸款	166,521	181,989
Loans related to bills discounted with recourse	有關具追索權貼現票據之貸款	3,310	80,426
Bank loan	銀行貸款	38,390	48,778
Debt factoring loans	債權貼現貸款	28,323	11,974
		326,091	465,050
Analysed as:	分析：		
Secured	有抵押	32,879	161,588
Unsecured	無抵押	293,212	303,462
		326,091	465,050

28. BORROWINGS *(CONT'D)*

28. 借貸*(續)*

The borrowings are repayable as follows:

應償還借貸如下：

		2009 HK$'000 千港元	2008 HK$'000 千港元
On demand or within one year	當要求時或一年內	**302,309**	430,160
More than one year but not exceeding two years	一年後但兩年內	**11,110**	11,110
More than two years but not more than five years	兩年後但五年內	**12,672**	23,780
		326,091	465,050
Less: Amounts due within one year shown under current liabilities	減：流動負債所示於一年內到期之款項	**(302,309)**	(430,160)
		23,782	34,890

The Group's borrowings are floating-rate borrowings which are interest bearing at a range from 0.7% to 4.4% (2008: 3.0% to 6.2%) per annum. Interest is repriced every month.

本集團之借貸為浮息借貸，按年利率0.7厘至4.4厘(2008年：3.0厘至6.2厘)計息。有關利息於每月重新定價。

29. BANK OVERDRAFTS

29. 銀行透支

At 31 March 2008, the Group's bank overdrafts bore interest at floating-rate. The interest was charged at an average interest rate of 6.1% (2009: nil) per annum. Interest was repriced every month.

於2008年3月31日，本集團之銀行透支按浮動利率計息。有關利息按平均年利率6.1厘(2009年：無)計算，並於每月重新定價。

30. DEFERRED TAXATION

30. 遞延稅項

The followings are the major deferred tax liabilities and assets recognised and movements thereon during the current and prior years:

本年度及過往年度已確認主要遞延稅項負債及資產及其變動如下：

		Accelerated tax depreciation 加速稅項折舊 HK$'000 千港元	Revaluation of investment properties 投資物業重估 HK$'000 千港元	Tax losses 稅項虧損 HK$'000 千港元	Others 其他 HK$'000 千港元 (附註)	Total 總額 HK$'000 千港元
At 1 April 2007	於2007年4月1日	(8,372)	(3,203)	4,981	274	(6,320)
Credit (charge) to income for the year	年內計入（扣自）收益	2,050	(2,734)	2,046	7,329	8,691
At 31 March 2008	於2008年3月31日	(6,322)	(5,937)	7,027	7,603	2,371
Effect of change in tax rate	稅率變動之影響	364	141	(313)	(16)	176
(Charge) credit to income for the year	年內計入（扣自）收益	(1,661)	2,250	(1,563)	(1,476)	(2,450)
At 31 March 2009	於2009年3月31日	(7,619)	(3,546)	5,151	6,111	97

Note: Others mainly represent temporary difference arising from unrealised profits on inventories.

附註：其他主要指存貨之未變現溢利所產生之暫時差異。

30. DEFERRED TAXATION *(CONT'D)*

For the purposes of the balance sheet presentation, certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred tax balances for financial reporting purposes:

30. 遞延稅項*(續)*

就呈列資產負債表而言，若干遞延稅項資產及負債已對銷。用作財務報告用途之遞延稅項結餘分析如下：

		2009 HK$'000 千港元	2008 HK$'000 千港元
Deferred tax assets	遞延稅項資產	5,918	7,542
Deferred tax liabilities	遞延稅項負債	(5,821)	(5,171)
		97	2,371

The Group has not recognised deferred tax asset in respect of tax losses of HK$228,797,000 (2008: HK$132,592,000) due to the unpredictability of future profit streams. Included in the unrecognised tax losses are losses of HK$184,072,000 (2008: HK$172,393,000) that will expire in the years of 2010 to 2023 (2008: 2009 to 2019), other tax losses may be carried forward indefinitely.

Deferred taxation has not been provided for in the consolidated financial statements in respect of the temporary differences attributable to the undistributed retained profits earned by the subsidiaries in People's Republic of China ("PRC") amounting to approximately HK$2,828,000 (2008: HK$314,000) starting from 1 January 2008 under the New Law of PRC that requires withholding tax upon the distribution of such profits to the shareholders as the Group is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future.

由於未能預計未來溢利來源，本集團並無就稅項虧損228,797,000港元(2008年：132,592,000港元)確認遞延稅項資產。未確認稅項虧損包括184,072,000港元(2008年：172,393,000港元)將於2010年至2023年(2008年：2009年至2019年)到期之虧損，其他稅項虧損可無限期結轉。

根據中國新法例，由2008年1月1日起，中華人民共和國(「中國」)之附屬公司須於向股東分派保留溢利時繳納預扣稅。由於本集團可控制暫時差異之撥回時間及不大可能於可見將來撥回暫時差異，因此綜合財務報告並無就中國之附屬公司之未分派保留溢利之暫時差異之遞延稅項約2,828,000(2008年：314,000港元)計提撥備。

31. SHARE CAPITAL

31. 股本

		Number of shares 股份數目	HK$'000 千港元
Ordinary shares of HK$0.40 each	每股面值0.40港元之普通股		
Authorised:	法定股本：		
At 1 April 2007, 31 March 2008 and 31 March 2009	於2007年4月1日、2008年3月31日及2009年3月31日	1,250,000,000	500,000
Issued and fully paid:	已發行及繳足股本：		
At 1 April 2007	於2007年4月1日	787,607,614	315,043
Issue of shares upon exercise of share options	因行使購股權而發行股份	3,160,000	1,264
Issue of shares as scrip dividends	發行股份作為以股代息	4,776,214	1,910
Repurchase of shares	購回股份	(5,165,000)	(2,066)
At 31 March 2008	於2008年3月31日	790,378,828	316,151
Repurchase of shares	購回股份	(5,290,000)	(2,116)
At 31 March 2009	於2009年3月31日	785,088,828	314,035

Details of the changes in the share capital of the Company are as follows:

(a) In April 2007, 500,000 shares of HK$0.40 each were issued at HK$0.814 per share as a result of the exercise of certain share options of the Company by their holders.

(b) In May 2007, 2,660,000 shares of HK$0.40 each were issued at a range of HK$0.814 to HK$1.72 per share as a result of the exercise of certain share options of the Company by their holders.

(c) In October 2007, 4,776,214 shares of HK$0.40 each were issued at HK$1.836 per share as scrip dividend.

本公司之股本變動詳情如下：

(a) 於2007年4月，本公司若干購股權獲持有人行使，因此本公司以每股0.814港元之價格發行500,000股每股面值0.40港元之股份。

(b) 於2007年5月，本公司若干購股權獲持有人行使，因此本公司以每股0.814港元至1.72港元之價格發行2,660,000股每股面值0.40港元之股份。

(c) 於2007年10月，本公司以每股1.836港元之價格發行4,776,214股每股面值0.40港元之股份作為以股代息。

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
綜合財務報告附註

For the year ended 31 March 2009
截至2009年3月31日止年度

31. SHARE CAPITAL *(CONT'D)*

(d) The Company repurchased its own shares on the Stock Exchange during the year ended 31 March 2008 as follows:

Month 月份		Number of shares 股份數目	Price per share 每股價格 Lowest 最低 HK$ 港元	Highest 最高 HK$ 港元	Aggregate consideration 總代價 HK$'000 千港元
October 2007	2007年10月	2,222,500	1.42	1.54	3,371
November 2007	2007年11月	2,942,500	1.43	1.52	4,333
		5,165,000			7,704

The above shares were cancelled upon repurchase and accordingly the issued share capital of the Company was reduced by the nominal value of these shares. The premium on repurchase was charged against accumulated profits. An amount equivalent to the nominal value of the shares cancelled was transferred from accumulated profits to the capital redemption reserve.

(e) The Company repurchased its own shares on the Stock Exchange during the year ended 31 March 2009 as follows:

Month 月份		Number of shares 股份數目	Price per share 每股價格 Lowest 最低 HK$ 港元	Highest 最高 HK$ 港元	Aggregate consideration 總代價 HK$'000 千港元
September 2008	2008年9月	2,245,000	0.310	0.330	709
October 2008	2008年10月	3,045,000	0.100	0.275	495
		5,290,000			1,204

31. 股本(續)

(d) 截至2008年3月31日止年度內，本公司在聯交所購回其股份如下:

以上股份於購回已註銷，故本公司已發行股本已根據此等股份面值相應減少。購回股份之溢價已扣自累計溢利。相等於註銷股份面值之數額則由累計溢利轉撥至股本贖回儲備。

(e) 截至2009年3月31日止年度內，本公司在聯交所購回其股份如下:

31. SHARE CAPITAL *(CONT'D)*

(e) *(CONT'D)*

The above shares were cancelled upon repurchase and accordingly the issued share capital of the Company was reduced by the nominal value of these shares. The discount on repurchase was charged against accumulated profits. An amount equivalent to the nominal value of the shares cancelled was transferred from accumulated profits to the capital redemption reserve.

All shares issued rank pari passu with the then existing shares in all respects.

32. SHARE OPTION SCHEMES

Share option schemes of the Company

The Company has a share option scheme which was approved and adopted at the special general meeting of the Company held on 12 September 2002 (the "Old Scheme") for a period of 5 years. The primary purpose was to provide incentives or rewards to participants for their contribution to the Group. Eligible participants of the Old Scheme included any employees, non-executive directors, suppliers of goods or services, customers, advisors or consultants and shareholders of any member of the Group.

The maximum number of share options which might be issued upon exercise of all options to be granted under the Old Scheme of the Company must not, in aggregate, exceed 10% while overall limit for all outstanding options granted and yet to be exercised must not exceed 30% of the shares in issue from time to time.

31. 股本*(續)*

(e) *(續)*

以上股份於購回已註銷，故本公司已發行股本已根據此等股份面值相應減少。購回價之折讓已從自累計溢利扣除。相等於註銷股份面值之數額則由累計溢利轉撥至股本贖回儲備。

所有已發行股份在各方面與當時現有已發行之股份享有同等權益。

32. 購股權計劃

本公司之購股權計劃

本公司之購股權計劃已於2002年9月12日舉行股東特別大會上獲通過採用為期5年(「舊計劃」)。舊計劃旨在就參與者對本集團作出之貢獻提供鼓勵及獎勵。舊計劃之合資格參與人包括任何僱員、非執行董事、商品或服務供應商、客戶、諮詢人或顧問以及本集團任何成員公司之股東。

根據本公司舊計劃將授予之所有購股權獲行使時可發行之最高股份總數，不得超過不時已發行股份之10%，而整體已授出及有待行使之全部未行使購股權股份數目，不可超過不時已發行股份之30%。

32. SHARE OPTION SCHEMES *(CONT'D)*

Share option schemes of the Company *(CONT'D)*

The total number of shares issued and to be issued upon exercise of the options granted to each participant in any 12 months period up to the date of the grant should not exceed 1% of the shares in issue.

The period within which the shares should be taken up under an option was any period as determined by the Board, which should not be more than 5 years from the date on which the option was granted. The option might be exercised by the grantee at any time during the option period. Each share option vested immediately at the date of grant.

The subscription price of the share options was determined by the Board, but would be no less than the highest of (i) the closing price of the shares on the offer date; (ii) the average of the closing price of the shares of the 5 trading day immediately preceding the offer date; or (iii) the nominal value of the shares on the offer date.

The offer of a grant of share options might be accepted within 21 days from the date of offer. The consideration for the grant was HK$1 and it would in no circumstance be refundable.

The Old Scheme expired on 11 September 2007 and thereafter, no more option could be granted pursuant to the Old Scheme. In respect of the options already granted under the Old Scheme, the provisions shall remain in force. The movements of the share options granted pursuant to the Old Scheme were as follows:

32. 購股權計劃*(續)*

本公司之購股權計劃*(續)*

於購股權授出之日前的12個月內，各參與人行使所授購股權而發行及將予發行之股份總數不可超逾當時已發行股份之1%。

購股權可行使期限由董事局決定，惟不可於授出日起計超過5年。承授人可於購股權期限內任何時間行使購股權。各購股權於授予當日起即時歸屬。

購股權之認購價由董事局決定，惟有關價格不得低過於(i)授予購股權當日股份之收市價；(ii)緊接授出日期前5個交易日股份平均收市價；或(iii)股份於授出日期之面值(以最高者為準)。

授出購股權之要約可自授出日期起計21日內採納。授出購股權之代價為1港元。該金額在任何情況下將不可退還。

舊計劃已於2007年9月11日屆滿，其後，再不可根據舊計劃授出購股權。就根據舊計劃已授出之購股權而言，有關條文將仍然有效。根據舊計劃已授出之購股權變動情況如下：

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
綜合財務報告附註

For the year ended 31 March 2009
截至2009年3月31日止年度

32. SHARE OPTION SCHEMES *(CONT'D)* 32. 購股權計劃*(續)*

Share option schemes of the Company *(CONT'D)* 本公司之購股權計劃

Date of grant 授出日期		Exercise price 行使價 HK$ 港元	Number of share options 購股權數目 Outstanding at beginning of the year 於年初尚未行使	Lapsed during the year 年內失效	Outstanding at end of the year 於年終尚未行使
For the year ended 31 March 2009	截至2009年3月31日止年度				
10 October 2003	2003年10月10日	0.86	3,000,000	(3,000,000)	–
2 November 2004	2004年11月2日	0.814	500,000	–	500,000
5 January 2006	2006年1月5日	0.89	12,000,000	–	12,000,000
13 November 2006	2006年11月13日	1.45	2,000,000	–	2,000,000
4 January 2007	2007年1月4日	1.66	220,000	–	220,000
1 February 2007	2007年2月1日	1.72	40,000	–	40,000
7 March 2007	2007年3月7日	1.93	3,000,000	–	3,000,000
			20,760,000	(3,000,000)	17,760,000
Exercisable at the end of the year	年終可予行使				17,760,000
Weighted average exercise price (HK$)	加權平均行使價（港元）		1.10	0.86	1.07
For the year ended 31 March 2008	截至2008年3月31日止年度				
10 October 2003	2003年10月10日	0.86	3,000,000	–	3,000,000
2 November 2004	2004年11月2日	0.814	2,500,000	(2,000,000)	500,000
5 January 2006	2006年1月5日	0.89	12,000,000	–	12,000,000
16 August 2006	2006年8月16日	1.15	500,000	(500,000)	–
13 November 2006	2006年11月13日	1.45	2,000,000	–	2,000,000
4 January 2007	2007年1月4日	1.66	820,000	(600,000)	220,000
1 February 2007	2007年2月1日	1.72	100,000	(60,000)	40,000
7 March 2007	2007年3月7日	1.93	3,000,000	–	3,000,000
			23,920,000	(3,160,000)	20,760,000
Exercisable at the end of the year	年終可予行使				20,760,000
Weighted average exercise price (HK$)	加權平均行使價（港元）		1.09	1.05	1.10

32. SHARE OPTION SCHEMES *(CONT'D)*

Share option schemes of the Company *(CONT'D)*

The above share options were granted for an exercise period of five years from the date of grant of the share options.

The weighted average share price at the date of exercise for share options exercised during the year ended 31 March 2008 was HK$2.46.

No share options have been granted to the directors of the Company pursuant to the Old Scheme.

A new share option scheme (the "New Scheme") was approved and adopted at the special general meeting of the Company held on 15 January 2008 for a period of 10 years. The primary purpose is to recognise the contribution of participants and to recruit and retain high calibre employees and attract human resources that are valuable to the Group. Eligible participants of the New Scheme included any full time employees (including directors, whether executive or non-executive and whether independent or not), suppliers, consultants, agents and advisors of the Group.

The maximum number of share options which may be issued upon exercise of all options to be granted under the New Scheme must not, in aggregate, exceed 10% of the shares in issue at the adoption of the New Scheme on 15 January 2008 while overall limit for all outstanding options granted and yet to be exercised must not exceed 30% of the shares in issue from time to time.

32. 購股權計劃*(續)*

本公司之購股權計劃*(續)*

以上購股權由授出日期起5年內行使。

截至2008年3月31日止年度內行使購股權於行使日期之加權平均股價為2.46港元。

本公司並無根據舊計劃授予董事任何購股權。

本公司於2008年1月15日舉行之股東特別大會上通過採用為期10年之新購股權計劃(「新計劃」)。主要目的在於表揚參與者之貢獻、招攬及挽留優秀僱員及吸引對本集團具有重要價值之人力資源。新計劃之合資格參與人包括本集團之全職僱員(包括董事,不論執行或非執行及不論獨立或非獨立)、供應商、諮詢人、代理及顧問。

根據新計劃所授出之所有購股權獲行使而可能發行之最高股份總數,不得超過新計劃於2008年1月15日採納日期之已發行股份之10%,而整體已授出及可行使購股權股份數目不可超過不時已發行股份之30%。

32. SHARE OPTION SCHEMES *(CONT'D)*

Share option schemes of the Company *(CONT'D)*

The total number of shares issued and to be issued upon exercise of the option granted to each participant in any 12 months period up to the date of the grant shall not exceed 1% of the shares in issue unless certain conditions are fulfilled.

The period within which the shares must be taken up under an option is any period as determined by the Board, which shall not be more than 10 years from the date on which the option is granted. The option may be exercised by the grantee at any time during the option period.

The subscription price of the share options is determined by the Board, but will be no less than the highest of (i) the closing price of the shares on the offer date; (ii) the average of the closing price of shares on the 5 trading days immediately preceding the offer date; or (iii) the nominal value of the shares on the offer date.

The offer of a grant of share options may be accepted within 28 days from the date of offer. The consideration for the grant is HK$1 and it will in no circumstance be refundable.

The movements of the options granted pursuant to the New Scheme were as follows:

32. 購股權計劃*(續)*

本公司之購股權計劃*(續)*

於購股權授出之日的12個月內，各參與者行使購股權而發行及將予發行之股份總數不可超逾當時已發行股本之1%，除非若干條件獲達成。

購股權可行使期限由董事局決定，惟不可於授出日起計超過10年。承授人可於購股權期限內任何時間行使購股權。

購股權之認購價由董事局決定，惟有關價格不得低過於(i)授予購股權當日股份之收市價；(ii)緊接授出日期前5個交易日股份平均收市價；或(iii)股份於授出日期之面值(以最高者為準)。

授出購股權之要約可自授出日期起計28日內採納。授出購股權之代價為1港元。該金額在任何情況下將不可退還。

根據新計劃已授出之購股權變動情況如下：

32. SHARE OPTION SCHEMES *(CONT'D)* 32. 購股權計劃*(續)*

Share option schemes of the Company *(CONT'D)* 本公司之購股權計劃(續)

Date of grant 授出日期		Exercise price 行使價 HK$ 港元	Number of share options 購股權數目 Outstanding at beginning of the year 於年初尚未行使	Granted during the year 年內授出	Outstanding at end of the year 於年終尚未行使
For the year ended 31 March 2009	截至2009年3月31日止年度				
23 January 2008	2008年1月23日	1.042	150,000	–	150,000
28 January 2008	2008年1月28日	0.96	346,000	–	346,000
15 October 2008	2008年10月15日	0.40	–	500,000	500,000
			496,000	500,000	996,000
Exercisable at the end of the year	年終可予行使				996,000
Weighted average exercise price (HK$)	加權平均行使價(港元)		0.98	0.40	0.69

32. SHARE OPTION SCHEMES *(CONT'D)* 32. 購股權計劃*(續)*

Share option schemes of the Company *(CONT'D)* 本公司之購股權計劃(續)

Date of grant 授出日期		Exercise price 行使價 HK$ 港元	Number of share options granted during the year and outstanding as at 31.3.2008 年內授出及於2008年3月31日尚未行使之購股權數目
For the year ended 31 March 2008	截至2008年3月31日止年度		
23 January 2008	2008年1月23日	1.042	150,000
28 January 2008	2008年1月28日	0.96	346,000
			496,000
Exercisable at the end of the year	年終可予行使		496,000
Weighted average exercise price (HK$)	加權平均行使價(港元)		0.98

The above share options were granted for an exercise period of ten years from the date of grant of the share options.

以上購股權由授出日期起10年內行使。

No share options have been granted to the directors of the Company pursuant to the New Scheme.

本公司並無根據新計劃授予董事任何購股權。

Total consideration received during the year from employees for taking up the options granted amounted to HK$1 (2008: HK$2).

本年度內,共收到僱員因接納購股權而支付之總代價為1港元(2008年:2港元)。

The fair value of services received in return for share options granted is measured by reference to the fair value of share options granted. The estimate of the fair value of the services received is measured based on the Black-Scholes pricing model.

就取得服務而授出購股權之公平價值乃參考所授出購股權之公平值計量。所取得服務之公平價值乃按柏力克-舒爾斯定價模式估計。

32. SHARE OPTION SCHEMES *(CONT'D)*

32. 購股權計劃*(續)*

Share option schemes of the Company *(CONT'D)*

本公司之購股權計劃(續)

Grant dates 授出日期		23.1.2008 2008年1月23日	28.1.2008 2008年1月28日	15.10.2008 2008年10月15日
Fair value of share options and assumptions:	購股權之公平價值及假設：			
Fair value at measurement dates (HK$)	於計量日期之公平價值(港元)	0.224	0.263	0.220
Share price (HK$)	股價(港元)	0.880	0.960	0.400
Exercise price (HK$)	行使價(港元)	1.042	0.960	0.400
Expected volatility	預計波幅	53.95%	49.32%	47.68%
Expected option life (years)	預計購股權期限(年)	3	3	1
Expected dividend yield	預期股息率	4.35%	4.38%	6.34%
Risk-free interest rate	無風險利率	2.56%	2.56%	1.14%

Expected volatility was determined by using the historical volatility of the Company's share price over the previous one year. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non transferability, exercise restrictions and behavioural considerations. Changes in the subjective input assumptions could materially affect the fair value estimate.

預期波幅乃採用本公司股價於過去一年的歷史波幅而釐定。上述模式所用預期年期亦按管理層就不能轉讓之影響、行使限制及行為考慮因素作出的最佳估算予以調整。主觀輸入假設之變動可能會對公平價值之估計構成重大影響。

The Group recognised total expense of HK$3,000 (2008: HK$125,000) for the year in relation to share options granted by the Company.

本集團於年內就本公司授出之購股權確認之開支總額為3,000港元(2008年：125,000港元)。

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
綜合財務報告附註

For the year ended 31 March 2009
截至2009年3月31日止年度

32. SHARE OPTION SCHEMES *(CONT'D)*

Share option scheme of The Singing Machine Company, Inc. ("SMC"), a 52.4% (2008: 54.07%) owned subsidiary of the Company

SMC's share option scheme was approved by SMC's shareholders at the special meeting held on 6 September 2001 (the "SMC Scheme"). The SMC Scheme was developed to provide a means whereby the directors and selected employees, officers, consultants, and advisors of SMC may be granted incentive or non-qualified stock options to purchase common stock of SMC. The SMC Scheme authorises an aggregate of 1,950,000 shares of SMC's common stock and a maximum of 450,000 shares to any one individual in any one fiscal year.

The maximum number of shares issued and to be issued upon exercise of the options granted to each participant in any 12 months period up to the date of the grant will be 300,000 shares.

The period within which the shares must be taken up under an option is any period as determined by the Board of SMC, which will not be more than 10 years (or 5 years in the case of a holder with 10% or more of the common stock) from the date on which the option is granted. The option may be exercised by the grantee at any time during the option period. Each option vested in one year from the date of grant.

The subscription price of the share options is determined by the Stock Option Committee, which consists of two or more directors chosen by the Board of SMC. The subscription price of the share options will be no less than the closing price of SMC's shares on the offer date (or, if granted to a holder of 10% or more of the common stock, the subscription price will be no less than 110% of the closing price of SMC's shares on the offer date).

32. 購股權計劃*(續)*

本公司持有52.4%(2008年:54.07%)權益之附屬公司The Singing Machine Company, Inc.(「SMC」)之購股權計劃

SMC購股權計劃已於2001年9月6日舉行之股東特別大會上獲SMC股東批准(「SMC計劃」)。SMC計劃乃給予董事、經挑選僱員、高級人員、顧問及諮詢人鼓勵或無條件認購權以認購SMC普通股之方法。SMC計劃授權合共1,950,000股SMC普通股,而每名人士於各財政年度可獲授最高450,000股股份。

於購股權授出之日前的12個月內,各參與人行使所授購股權而發行及將予發行之最高股份數目將為300,000股。

購股權可行使期限由SMC董事局決定,惟不可於授出日起計超過10年(或倘為持有普通股10%或以上之持有人,則為5年)。承授人可於購股權期限內任何時間行使購股權。各購股權於授予當日起一年後歸屬。

購股權之認購價由認購權委員會決定,委員會由SMC董事局所挑選之兩名或以上董事組成。購股權之認購價將不低過SMC股份於要約日期之收市價(或倘就授予持有普通股10%或以上之持有人而言,認購價則將不低過SMC股份於要約日期收市價之110%)。

32. SHARE OPTION SCHEMES *(CONT'D)*

Share option scheme of The Singing Machine Company, Inc. ("SMC"), a 52.4% (2008: 54.07%) owned subsidiary of the Company *(CONT'D)*

The movements of the share options granted pursuant to the SMC Scheme were as follows:

32. 購股權計劃*(續)*

本公司持有52.4%(2008年:54.07%)權益之附屬公司The Singing Machine Company, Inc.(「SMC」)之購股權計劃(續)

SMC計劃所授出購股權之變動載列如下:

Date of grant	授出日期	Exercise price 行使價 US$ 美元	Number of share options 購股權數目 Outstanding at beginning of the year 年初尚未行使	Granted during the year 年內已授出	Forfeited during the year 年內已沒收	Outstanding at end of the year 年終尚未行使
For the year ended 31 March 2009	截至2009年3月31日止年度					
5 September 2000	2000年9月5日	2.04	36,150	–	(30,600)	5,550
11 September 2002	2002年9月11日	11.09	30,000	–	(30,000)	–
31 December 2002	2002年12月31日	9.00	89,140	–	(70,140)	19,000
7 March 2003	2003年3月7日	5.60	30,000	–	(30,000)	–
18 April 2003	2003年4月18日	7.20	10,000	–	(10,000)	–
19 December 2003	2003年12月19日	1.97	35,540	–	(21,860)	13,680
6 February 2004	2004年2月6日	1.54	6,500	–	–	6,500
26 February 2004	2004年2月26日	1.36	40,000	–	(20,000)	20,000
29 March 2004	2004年3月29日	1.20	20,000	–	–	20,000
26 April 2004	2004年4月26日	1.05	12,000	–	(12,000)	–
29 November 2004	2004年11月29日	0.75	60,000	–	(20,000)	40,000
1 December 2004	2004年12月1日	0.77	20,000	–	–	20,000
9 May 2005	2005年5月9日	0.60	182,000	–	(70,000)	112,000
6 June 2005	2005年6月6日	0.76	30,000	–	–	30,000
20 January 2006	2006年1月20日	0.34	30,000	–	(30,000)	–
31 March 2006	2006年3月31日	0.32	80,000	–	(20,000)	60,000
10 April 2006	2006年4月10日	0.33	336,485	–	(150,000)	186,485
31 March 2007	2007年3月31日	0.93	80,000	–	(20,000)	60,000
31 March 2008	2008年3月31日	0.45	120,000	–	–	120,000
3 October 2008	2008年10月3日	0.14	–	300,000	–	300,000
31 March 2009	2009年3月31日	0.11	–	120,000	–	120,000
			1,247,815	420,000	(534,600)	1,133,215
Exercisable at the end at the year	於年終可予行使					713,215
Weighted average exercise price (US$)	加權平均行使價(美元)		1.67	0.13	2.79	0.58

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
綜合財務報告附註

For the year ended 31 March 2009
截至2009年3月31日止年度

32. SHARE OPTION SCHEMES *(CONT'D)*

32. 購股權計劃*(續)*

Share option scheme of The Singing Machine Company, Inc. ("SMC"), a 52.4% (2008: 54.07%) owned subsidiary of the Company *(CONT'D)*

本公司持有52.4%（2008年：54.07%）權益之附屬公司The Singing Machine Company, Inc.（「SMC」）之購股權計劃

Date of grant 授出日期		Exercise price 行使價 US$ 美元	Number of share options 購股權數目 Outstanding at beginning of the year 年初尚未行使	Granted during the year 年內已授出	Exercised during the year 年內已行使	Forfeited during the year 年內已沒收	Outstanding at end of the year 年終尚未行使
For the year ended 31 March 2008	截至2008年3月31日止年度						
5 September 2000	2000年9月5日	2.04	43,650	–	–	(7,500)	36,150
11 September 2002	2002年9月11日	11.09	30,000	–	–	–	30,000
31 December 2002	2002年12月31日	9.00	90,140	–	–	(1,000)	89,140
7 March 2003	2003年3月7日	5.60	30,000	–	–	–	30,000
18 April 2003	2003年4月18日	7.20	10,000	–	–	–	10,000
19 December 2003	2003年12月19日	1.97	39,600	–	–	(4,060)	35,540
6 February 2004	2004年2月6日	1.54	6,500	–	–	–	6,500
26 February 2004	2004年2月26日	1.36	40,000	–	–	–	40,000
29 March 2004	2004年3月29日	1.20	20,000	–	–	–	20,000
26 April 2004	2004年4月26日	1.05	12,000	–	–	–	12,000
29 November 2004	2004年11月29日	0.75	60,000	–	–	–	60,000
1 December 2004	2004年12月1日	0.77	40,000	–	–	(20,000)	20,000
9 May 2005	2005年5月9日	0.60	207,000	–	–	(25,000)	182,000
6 June 2005	2005年6月6日	0.76	30,000	–	–	–	30,000
20 January 2006	2006年1月20日	0.34	30,000	–	–	–	30,000
1 February 2006	2006年2月1日	0.32	30,000	–	(30,000)	–	–
31 March 2006	2006年3月31日	0.32	80,000	–	–	–	80,000
10 April 2006	2006年4月10日	0.33	484,000	–	(117,515)	(30,000)	336,485
31 March 2007	2007年3月31日	0.93	100,000	–	–	(20,000)	80,000
31 March 2008	2008年3月31日	0.45	–	120,000	–	–	120,000
			1,382,890	120,000	(147,515)	(107,560)	1,247,815
Exercisable at the end at the year	於年終可予行使						1,127,815
Weighted average exercise price (US$)	加權平均行使價(美元)		1.57	0.45	0.33	0.85	1.67

32. SHARE OPTION SCHEMES *(CONT'D)*

Share option scheme of The Singing Machine Company, Inc. ("SMC"), a 52.4% (2008: 54.07%) owned subsidiary of the Company *(CONT'D)*

The above options were granted for an exercise period of ten years from the date on which the options are vested.

The weighted average share price at the date of exercise for share options exercised during the year ended 31 March 2008 was US$0.24.

No share options have been granted to the directors of the Company pursuant to the SMC Scheme.

The fair value of services received in return for share options granted is measured by reference to the fair value of share options granted. The estimate of the fair value of the services received is measured based on the Black-Scholes pricing model.

Fair value of share options and assumptions:

32. 購股權計劃*(續)*

本公司持有52.4%(2008年：54.07%)權益之附屬公司The Singing Machine Company, Inc.(「SMC」)之購股權計劃

以上購股權由購股權歸屬日期起十年內行使。

截至2008年3月31日止年度已行使之購股權於行使當日之加權平均股價為0.24美元。

本公司並無根據SMC計劃授予董事任何購股權。

就取得服務而授出購股權之公平價值乃參考所授出購股權之公平值計量。所取得服務之公平值乃按柏力克-舒爾斯定價模式估計。

購股權之公平價值及假設：

Grant date 授出日期		31.3.2008 2008年3月31日	3.10.2008 2008年10月3日	31.3.2009 2009年3月31日
Fair value at measurement date (US$)	於計量日期之公平價值(美元)	0.12	0.04	0.03
Share price (US$)	股價(美元)	0.45	0.14	0.11
Exercise price (US$)	行使價(美元)	0.45	0.14	0.11
Expected volatility	預計波幅	67.41%	70.22%	80.07%
Expected option life (year)	預計購股權期限(年)	3	1	1
Expected dividend yield	預期股息率	0%	0%	0%
Risk-free interest rate	無風險利率	3.3%	1.4%	0.6%

32. SHARE OPTION SCHEMES *(CONT'D)*

Share option scheme of The Singing Machine Company, Inc. ("SMC"), a 52.4% (2008: 54.07%) owned subsidiary of the Company *(CONT'D)*

Expected volatility was determined by using the historical volatility of the Company's share price over the previous one year. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non transferability, exercise restrictions and behavioural considerations. Changes in the subjective input assumptions could materially affect the fair value estimate.

The Group recognised total expense of HK$139,000 (2008: HK$187,000) for the year in relation to share options granted by SMC.

32. 購股權計劃(續)

本公司持有52.4%(2008年：54.07%)權益之附屬公司The Singing Machine Company, Inc.(「SMC」)之購股權計劃

預計波幅乃採用本公司於過去一年之歷史股價波動釐定。該模式所採用之預計期限已根據管理層之最佳估計，就不可轉讓性、行使限制及行為考慮因素之影響而作出調整。主觀性之輸入假設變動可對公平價值估計構成重大影響。

本集團於年內就SMC授出之購股權確認之開支總額為139,000港元(2008年：187,000港元)。

33. CAPITAL RISK MANAGEMENT

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximising the return to shareholders through the optimisation of the debt and equity balance. The Group's overall strategy remains unchanged from prior year.

The capital structure of the Group consists of net debt, which includes the borrowings disclosed in note 28 net of cash and cash equivalents and equity attributable to shareholders of the Company, comprising issued share capital, reserves and accumulated profits.

The directors of the Company review the capital structure regularly. As part of this review, the directors consider the cost of capital and the risks associated with each class of capital. The Group will balance its overall capital structure through the payment of dividends, new share issues and share buy-backs as well as the issue of new debt or the redemption of existing debt.

33. 資本風險管理

本集團之資本管理旨在透過在債務與權益間作出最佳平衡，確保本集團之實體可持續經營之餘，亦為股東締造最大回報。本集團整體策略與去年相同。

本集團之資本架構包括負債淨額(包括借貸(見附註28所披露)扣除現金及現金等值項目)及本公司股東應佔權益(包括已發行股本、儲備及保留溢利)。

本公司董事局定期檢討資本架構。檢討之一部分為董事考慮資本成本及各類資本所附帶之風險。本集團會通過派發股息、發行新股份、購回股份、發行新債務及贖回現有債務等方式，對整體資本架構作出平衡。

34. FINANCIAL INSTRUMENTS

34. 金融工具

Categories of financial instruments

金融工具的類別

		2009 HK$'000 千港元	2008 HK$'000 千港元
Financial assets	**金融資產**		
Available-for-sale investments	可供出售之投資	**24,048**	24,052
Investments held for trading	持作買賣之投資	**6,955**	20,381
Derivative financial instruments	衍生金融工具	**–**	120
Financial assets designated at fair value through profit or loss	指定為按公平價值計入損益之金融資產	**798**	8,149
Loans and receivables (including cash and cash equivalents)	貸款及應收款項（包括現金及現金等值項目）	**247,607**	316,001
Financial liabilities	**金融負債**		
Derivative financial instruments	衍生金融工具	**50**	518
Other financial liabilities at amortised cost	按攤銷成本列賬之其他金融負債	**457,477**	624,931

Financial risk management objectives and policies

The Group's major financial instruments include debtors and deposits, amounts due from/to associates, available-for-sale investments, investments held for trading, derivative financial instruments, financial assets designated at fair value through profit or loss, bank balances and cash, creditors, bank overdrafts and borrowings. Details of these financial instruments are disclosed in respective notes. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner. The Group's overall strategy remains unchanged from prior year.

財務風險管理目標及政策

本集團主要金融工具包括應收賬項及按金、應收／應付聯營公司款項、可供出售之投資、持作買賣之投資、衍生金融工具、指定為按公平價值計入損益之金融資產、銀行結存及現金、應付賬項、銀行透支及借貸。此等金融工具詳情於相關附註披露。與該等金融工具相關風險及減低風險之政策載於下文。管理層管理及監察該等風險，確保及時有效推行適當措施。本集團之整體政策與去年相同。

Currency risk

Several subsidiaries of the Company have foreign currency denominated monetary assets and liabilities, which expose the Group to foreign currency risk.

貨幣風險

本公司多家附屬公司之貨幣資產及負債以外幣列值，致使本集團面對外幣風險。

34. FINANCIAL INSTRUMENTS *(CONT'D)*

Financial risk management objectives and policies *(CONT'D)*

Currency risk *(CONT'D)*

The carrying amounts of the group entities' foreign currency denominated monetary assets and monetary liabilities (mainly represented by intra-group current accounts, trade receivables, bank balances, trade payables and borrowings) at the reporting date are as follows:

34. 金融工具(續)

財務風險管理目標及政策

貨幣風險(續)

本集團以外幣計值之貨幣資產及貨幣負債(主要指集團內公司間之往來賬目、貿易應收賬項、銀行結餘、貿易應付賬項及借貸)於報告日之賬面值如下：

		2009		2008	
		Assets 資產 HK$'000 千港元	Liabilities 負債 HK$'000 千港元	Assets 資產 HK$'000 千港元	Liabilities 負債 HK$'000 千港元
Canadian dollars	加拿大元	5,939	549	47,643	434
Euro	歐元	94	–	94	19,370
Hong Kong dollars	港元	221,791	428,149	209,676	382,722
Japanese dollars	日圓	1,523	1,247	4,172	2,876
Macao pataca	澳門元	17	–	53	–
Renminbi	人民幣	169	–	153	3,712
Singapore dollars	新加坡元	206	–	2,670	935
United States dollars	美元	285,276	89,756	145,195	102,881
Swiss Franc	瑞郎	122	–	–	–

The Group currently does not have a foreign currency hedging policy. However, the management monitors foreign exchange exposure and will consider hedging significant foreign currency exposure should the need arise.

本集團目前並無採取外幣對沖政策。然而，管理層會監控外匯風險，於有需要時將考慮對沖重大外幣風險。

34. FINANCIAL INSTRUMENTS *(CONT'D)*

Financial risk management objectives and policies *(CONT'D)*

Currency risk *(CONT'D)*

Sensitivity analysis

The group entities are mainly exposed to foreign currency risk from Canadian dollars, Hong Kong dollars and United States dollars. Under the pegged exchange rate system, the financial impact on exchange difference between Hong Kong dollars and United States dollars will be immaterial and therefore no sensitivity analysis has been prepared.

The following table details the group entities' sensitivity to a 5% increase and decrease in Canadian dollars and Hong Kong dollars against each group entity's functional currency (including Hong Kong dollars and Renminbi). 5% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management's assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the year end for a 5% change in foreign currency rates. A positive number below indicates a decrease in loss or an increase in profit where Canadian dollars and Hong Kong dollars strengthen 5% against each group entity's functional currency. For a 5% weakening of Canadian dollars and Hong Kong dollars against each group entity's functional currency, there would be an equal and opposite impact on the loss or profit.

34. 金融工具*(續)*

財務風險管理目標及政策

貨幣風險*(續)*

敏感度分析

本集團實體主要承擔之外幣風險來自加拿大元、港元及美元。根據掛鈎匯率機制，港元與美元匯兑差異之財務影響極微，因此並無編製敏感度分析。

下表詳細説明集團實體對加拿大元及港元兑各集團實體之功能貨幣(包括港元及人民幣)之匯率上調及下調5%之敏感度。5%乃為在內部向主要管理人員報告外幣風險時所採用的敏感度比率，其代表管理層對外匯匯率合理可能變動的評估。敏感度分析僅包括以外幣計值的未結付貨幣項目，並因外匯匯率變動5%對其於年終的換算作出調整。以下正值表明加拿大元及港元兑各集團實體功能貨幣升值5%時虧損之減少值或溢利之增加值。當加拿大元及港元兑各集團實體功能貨幣貶值5%，則會對虧損或溢利構成相應負面影響。

		2009 HK$'000 千港元	2008 HK$'000 千港元
Canadian dollars	加拿大元	270	2,360
Hong Kong dollars	港元	(10,318)	(8,652)

34. FINANCIAL INSTRUMENTS *(CONT'D)*

Financial risk management objectives and policies *(CONT'D)*

Currency risk *(CONT'D)*

Sensitivity analysis *(CONT'D)*

In the management's opinion, the sensitivity analysis is unrepresentative of the inherent foreign exchange risk as the year end exposure does not reflect the exposure during the year.

Cash flow interest rate risk

The Group has cash flow interest rate risk on floating-rate borrowings and bank overdrafts. The Group currently does not have any policy on cash flow hedges of interest rate risk. However, the management monitors interest rate exposure and will consider hedging significant interest rate risk should the need arise.

The interest expenses on the Group's floating-rate borrowings are mainly linked with Hong Kong Interbank Offered Rate.

Sensitivity analysis

The sensitivity analysis below has been determined based on the exposure to interest rates for floating-rate borrowings and bank overdrafts at the balance sheet date (notes 28 and 29). The analysis is prepared assuming the amount of liability outstanding at the balance sheet date was outstanding for the whole year. A 50 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents the management's assessment of the reasonably possible change in interest rates.

34. 金融工具*(續)*

財務風險管理目標及政策

貨幣風險*(續)*

敏感度分析(續)

管理層認為由於年結日之風險並無反映年內之風險，故敏感度分析不代表固有外匯風險。

現金流量利率風險

本集團浮息借貸及銀行透支承擔現金流量利率風險。本集團目前並無採取任何政策對沖利率風險之現金流量。然而，管理層會監控利率風險，於有需要時將考慮對沖重大利率風險。

本集團浮息借貸之利息開支主要根據香港銀行同業拆息利率計算。

敏感度分析

以下敏感度分析乃根據於結算日之浮息借貸及銀行透支之利率風險(附註28及29)而釐定。該分析乃假設於結算日之未償還負債金額於整個年度仍不會償還。向主要管理人員作內部利率風險報告時乃使用增加或減少50個基點，反映管理層對利率之可能合理變動之評估。

34. FINANCIAL INSTRUMENTS *(CONT'D)*

Financial risk management objectives and policies *(CONT'D)*

Cash flow interest rate risk *(CONT'D)*

Sensitivity analysis *(CONT'D)*

If interest rates had been 50 basis points higher/lower and all other variables were held constant, the Group's loss for the year ended 31 March 2009 would increase/decrease by HK$1,390,000 (2008: profit would decrease/increase by HK$2,018,000). This is mainly attributable to the Group's exposure to interest rates on its floating-rate borrowings and bank overdrafts.

In the management's opinion, the sensitivity analysis is unrepresentative of the inherent interest rate risk as the year end exposure does not reflect the exposure during the year.

Price risk

The Group's derivative financial instruments, financial assets designated at fair value through profit or loss, held-for-trading investments and certain available-for-sale investments are measured at fair value at each balance sheet date. Therefore, the Group is exposed to price risk. The management manages this exposure by maintaining a portfolio of investments with different risk profiles. The price risk exposure of listed shares included in available-for-sale investments to price risk is insignificant, accordingly no sensitivity analysis is presented.

Sensitivity analysis

The sensitivity analysis below has been determined based on the exposure to price risk at the reporting date.

34. 金融工具*(續)*

財務風險管理目標及政策

現金流量利率風險*(續)*

敏感度分析(續)

倘利率增加／減少50個基點，而所有其他可變數維持不變，則本集團截至2009年3月31日止年度之虧損會增加／減少1,390,000港元(2008年：溢利減少／增加2,018,000港元)，主要由於本集團面對浮息借貸及銀行透支之利率風險所致。

管理層認為由於年結日之風險並無反映年內之風險，故敏感度分析不代表固有利率風險。由於計入可供出售投資內之上市股份所承受之價格風險並不重大，故並無呈列敏感度分析。

價格風險

本集團之衍生金融工具、指定為按公平價值計入損益之金融資產、持作買賣之投資及若干可供出售之投資於各結算日按公平價值計量。因此，本集團須承擔價格風險。管理層透過維持不同風險之投資組合管理有關風險。由於計入可供出售投資內之上市股份所承受之價格風險並不重大，故並無呈列敏感度分析。

敏感度分析

以下敏感度分析乃根據於報告日所面對之價格風險而釐定。

34. FINANCIAL INSTRUMENTS *(CONT'D)*

Financial risk management objectives and policies *(CONT'D)*

Price risk *(CONT'D)*

Sensitivity analysis *(CONT'D)*

If the prices of the respective financial instruments had been 5% higher/lower, loss for the year ended 31 March 2009 would decrease/increase by HK$385,000 (2008: profit would increase/decrease by HK$1,401,000) as a result of the changes in fair value of derivative financial instruments, financial assets designated at fair value through profit or loss and held-for-trading investments.

In the management's opinion, the sensitivity analysis is unrepresentative of the inherent price risk as the year end exposure does not reflect the exposure during the year.

Credit risk

The Group's maximum exposure to credit risk in the event of the counterparties' failure to perform their obligations as at 31 March 2009 in relation to each class of recognised financial assets is the carrying amount of those assets as stated in the consolidated balance sheet.

34. 金融工具(續)

財務風險管理目標及政策

價格風險(續)

敏感度分析(續)

倘有關金融工具之價格增加/減少5%，則截至2009年3月31日止年度之虧損會減少/增加385,000港元(2008年：溢利增加/減少1,401,000港元)，此乃由於衍生金融工具、指定為按公平價值計入損益之金融資產及持作買賣之投資之公平價值變動所致。

管理層認為，敏感度分析不代表固有價格風險，因於結算日之承擔並不反映本年內之承擔。

信貸風險

倘訂約各方於2009年3月31日未能履行有關各類已確認金融資產之責任，則本集團之信貸風險最多為於綜合資產負債表所示資產賬面值。

34. FINANCIAL INSTRUMENTS *(CONT'D)*

Financial risk management objectives and policies *(CONT'D)*

Credit risk *(CONT'D)*

In order to minimise the credit risk, the management has delegated a team responsible for determination of credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Group reviews the recoverable amount of each individual trade debt at each balance sheet date to ensure that adequate impairment losses are made for irrecoverable amounts. In this regard, the directors of the Company consider that the Group's credit risk is significantly reduced.

The credit risk on liquid funds is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies.

The Group's concentration of credit risk by geographical locations is mainly in North America. The trade debtors located in North America accounted for 47% (2008: 70%) of the Group's total trade debtors as at 31 March 2009. The Group also has concentration of credit risk by customers as 32.98% (2008: 7.91%) and 44.52% (2008: 44.57%) of the total trade debtors was due from the Group's largest customer and the five largest customers respectively. In the opinion of the directors, all five largest customers are international customers with good creditability.

34. 金融工具*(續)*

財務風險管理目標及政策*(續)*

信貸風險*(續)*

為減低信貸風險，管理層委派專責隊伍釐定信貸額、批核信貸及其他監管程序，確保跟進收回逾期債務。此外，本集團於各結算日審閱個別貿易債務之可收回金額，確保就不可收回金額作出適當減值虧損。因此，本公司董事認為，已大幅減低本集團信貸風險。

由於訂約各方乃國際信貸評級機構授予高信貸評級之銀行，因此，流動資金信貸風險有限。

本集團之信貸風險集中在北美洲。於2009年3月31日，位於北美洲之應收貿易賬項佔本集團應收貿易賬項總額之47%（2008年：70%）。由於本集團之應收貿易賬項總額中之32.98%（2008年：7.91%）及44.52%（2008年：44.57%）分別來自本集團最大客戶及五大客戶，因此本集團亦承擔客戶之集中信貸風險。董事認為，五大客戶全部均為信貸良好之國際客戶。

34. FINANCIAL INSTRUMENTS *(CONT'D)*

Financial risk management objectives and policies *(CONT'D)*

Liquidity risk

In the management of the liquidity risk, the Group monitors and maintains sufficient reserve of cash and adequate committed line of funding from major financial institutions to meet its liquidity requirement in the short and long term. The Group finances its working capital requirements through a combination of funds generated from operations and borrowings. The management monitors the utilisation of borrowings and ensures compliance with loan covenants.

The following table details the Group's remaining contractual maturity for its financial liabilities. For non-derivative financial liabilities, the table has been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The table includes both interest and principal cash flows.

For derivative instruments settle on a net basis, undiscounted net cash outflows are presented. If they require gross settlement, the undiscounted gross outflows on these derivatives are shown in the table.

34. 金融工具 *(續)*

財務風險管理目標及政策

流動資金風險

就管理流動資金風險而言，本集團監察及維持充裕之現金儲備及向大型金融機構取得承諾提供足夠資金，以滿足其短期及長期流動資金需求。本集團透過營運產生之資金及借貸來提供所需營運資金。管理層監察借貸之動用情況，並確保遵守貸款契諾。

下表載有本集團金融負債之剩餘合約年期詳情。就非衍生金融負債而言，有關列表乃根據於本集團可能被要求付款之最早日期之金融負債未貼現現金流量編製。下列載有未貼現現金流量及主要現金流量。

就以淨值基準結算之衍生工具而言，會列出未貼現淨現金流出。若需要總額結算，則該等衍生工具之未貼現流出總額會在表內呈列。

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
綜合財務報告附註

For the year ended 31 March 2009
截至2009年3月31日止年度

34. FINANCIAL INSTRUMENTS *(CONT'D)* 34. 金融工具(續)

Financial risk management objectives and policies *(CONT'D)* 財務風險管理目標及政策(續)

Liquidity risk *(CONT'D)* **流動資金風險(續)**

Liquidity and interest risk tables ***流動資金及利率風險表***

		Effective interest rate 實際利率 % %	Repayable on demand 按要求償還 HK$'000 千港元	Less than 1 month 少於1個月 HK$'000 千港元	1-3 months 1-3個月 HK$'000 千港元	3 months to 1 year 3個月至1年 HK$'000 千港元	Over 1 year 多於1年 HK$'000 千港元	Total undiscounted cash flows 未貼現現金流量總額 HK$'000 千港元	Carrying amounts 賬面值 HK$'000 千港元
2009	**2009年**								
Non-derivative financial liabilities	**非衍生金融負債**								
Trade and other creditors	貿易及其他應付賬項	–	32,575	23,477	33,749	38,776	–	128,577	128,577
Amount due to an associate	應付聯營公司賬項	–	2,809	–	–	–	–	2,809	2,809
Borrowings	借貸	2.0	–	87,771	148,589	65,360	29,225	330,945	326,091
			35,384	111,248	182,338	104,136	29,225	462,331	457,477
Derivatives – net settlement	**衍生工具 –以淨值基準結算**								
Options	購股權		50	–	–	–	–	50	50
2008	**2008年**								
Non-derivative financial liabilities	**非衍生金融負債**								
Trade and other creditors	貿易及其他應付賬項	–	41,506	65,156	23,325	18,914	–	148,901	148,901
Amount due to an associate	應付聯營公司賬項	–	2,809	–	–	–	–	2,809	2,809
Borrowings	借貸	3.5	20,114	146,096	297,572	35,692	39,050	538,524	465,050
Bank overdrafts	銀行透支	6.1	8,320	–	–	–	–	8,320	8,171
			72,749	211,252	320,897	54,606	39,050	698,554	624,931
Derivatives – net settlement	**衍生工具 –以淨值基準結算**								
Options	購股權	–	518	–	–	–	–	518	518

34. FINANCIAL INSTRUMENTS *(CONT'D)*

Fair value

The fair values of financial assets and financial liabilities are determined as follows:

- the fair values of financial assets and financial liabilities with standard terms and conditions and traded on active liquid markets are determined with reference to quoted market bid prices;

- the fair values of other financial assets and financial liabilities (excluding derivative instruments and financial assets designated at fair value through profit or loss) are determined in accordance with generally accepted pricing models based on discounted cash flow analysis; and

- the fair values of derivative instruments and financial assets designated at fair value through profit or loss are determined by securities brokers using valuation models based on inputs such as share price, volatility, dividend yield of the underlying equity securities.

The directors of the Company consider that the carrying amounts of financial assets and financial liabilities recorded at amortised cost in the consolidated financial statements approximate to their fair values.

34. 金融工具*(續)*

公平價值

金融資產及金融負債公平價值釐定如下：

- 附帶標準條款及條件並於活躍市場流通之金融資產及金融負債之公平價值參考市場報價而釐定；

- 其他金融資產及金融負債(衍生工具及指定為按公平價值計入損益之金融資產除外)之公平價值按公認之定價模式以貼現現金流量分析而釐定；及

- 衍生工具及指定為按公平價值計入損益之金融資產之公平價值乃由證券經紀採用估值模式根據股價、波幅、相關股本證券之股息收益等輸入因素而釐定。

本公司董事認為，按攤銷成本記錄於綜合財務報告之金融資產及金融負債之賬面值與其相應之公平價值相若。

35. DEEMED PARTIAL DISPOSAL OF A SUBSIDIARY

During the year, SMC issued an aggregate of 2,300,556 shares (2008: 4,297,619 shares) to certain independent third parties, accordingly, the shareholding held by the Group was diluted and resulted in a loss on deemed partial disposal amounting to HK$150,000 (2008: gain of HK$279,000), net of attributable goodwill of HK$505,000 (2008: HK$6,000). The loss/gain on deemed partial disposal was calculated as the difference between the Group's share of net assets in SMC, prior to and after each additional issue of shares by SMC.

35. 被視為出售附屬公司部份權益

年內，SMC已發行合共2,300,556股(2008年：4,297,619股)股份予若干名獨立第三方，因此，本集團所持有之股權已被攤薄，令本集團錄得被視為出售附屬公司部份權益之虧損150,000港元(2008年：溢利279,000港元)及應佔商譽淨值505,000港元(2008年：6,000港元)。被視為出售附屬公司部份權益之虧損／溢利乃根據於SMC發行額外股份前後，本集團應佔SMC資產淨值之差額計算。

36. COMMITMENTS

36. 承擔

		2009 HK$'000 千港元	2008 HK$'000 千港元
Capital expenditure in respect of acquisition of property, plant and equipment contracted for but not provided in the consolidated financial statements	就購買物業、廠房及設備已簽約但未在綜合財務報告撥備之資本開支	3,229	4,067

37. OPERATING LEASE COMMITMENTS

37. 經營租約承擔

As lessee

作為承租人

At the balance sheet date, the Group had commitments for future minimum lease payments under non-cancellable operating leases in respect of rented premises as follows:

於結算日，本集團根據不可撤銷之已承租物業經營租約須於下列期間支付之最低租金承擔如下：

		2009 HK$'000 千港元	2008 HK$'000 千港元
Within one year	一年內	6,204	6,288
In the second to fifth years inclusive	第二至第五年（首尾兩年包括在內）	12,038	23,414
Over five years	超過五年	–	871
		18,242	30,573

Operating lease payments represent rentals payable by the Group for its office and factory premises. During the year, a lease of a term of nine years was terminated. Leases are negotiated for terms ranging from one to five years (2008: one to nine years) and rentals are fixed over the lease terms.

經營租約付款指本集團之辦公室及廠房物業之應付租金。年內，為期九年之租約被終止。租約乃經磋商後釐定為一年至五年（2008年：一至九年），而租金於租約期內是固定的。

As lessor

作為出租人

At the balance sheet date, the Group had contracted with tenants for future minimum lease payments under non-cancellable operating leases which fall due as follows:

於結算日，根據本集團與租客簽訂不可撤銷經營租約，於下列期間應收取之未來最低租金如下：

		2009 HK$'000 千港元	2008 HK$'000 千港元
Within one year	一年內	4,060	7,891
In the second to fifth years inclusive	第二至第五年（首尾兩年包括在內）	127	2,608
		4,187	10,499

37. OPERATING LEASE COMMITMENTS *(CONT'D)*

As lessor *(CONT'D)*

These properties have committed tenants for terms ranging from one to two years.

37. 經營租約承擔*(續)*

作為出租人*(續)*

此等物業之租戶租約承諾期由一年至兩年不等。

38. PLEDGE OF ASSETS

At the balance sheet date, the Group pledged certain assets with the following carrying values to secure the general credit facilities granted to the Group and the margin accounts with securities brokers:

38. 資產抵押

於結算日，本集團抵押若干資產作為所獲一般信貸融資及經紀股票按揭戶口之擔保。該等資產之賬面值如下：

		2009 HK$'000 千港元	2008 HK$'000 千港元
Bills discounted with recourse and factored debtor balances	具追索權銀行貼現票據及已貼現應收賬項結餘	**38,953**	97,649
Investments held for trading	持作買賣之投資	**3,204**	9,726
Financial assets designated at fair value through profit or loss	指定為按公平價值計入損益之金融資產	**798**	6,795
Deposits with securities brokers as included in debtors, deposits and prepayments	包括於應收賬項、按金及預付款項中之抵押按金	**3,034**	19,657

39. RETIREMENT BENEFITS SCHEME

The Group participates in the MPF Scheme implemented by the Hong Kong Government for all qualifying employees in Hong Kong. The assets of the scheme are held separately from those of the Group in funds under the control of trustee. The Group contributes 5% of relevant payroll costs with a cap of monthly contribution HK$1,000 to the MPF Scheme for employees except for executive directors of the Company, which there is no cap on monthly contribution.

The employees employed in the PRC subsidiaries are members of the state-managed retirement benefits schemes operated by the PRC government. The PRC subsidiaries are required to contribute a certain percentage of their payroll to the retirement benefits schemes to fund the benefits. The only obligation of the Group with respect to the retirement benefits schemes is to make the required contributions under the schemes.

39. 退休福利計劃

本集團為香港全體合資格僱員參與香港政府推行之強積金計劃。強積金計劃之資產獨立於本集團之資產，由信託基金管理。本集團就僱員對強積金計劃作出之供款為有關薪俸成本之5%，每月供款上限為1,000港元，惟就本公司執行董事而作出之供款並無每月供款上限。

受僱於中國附屬公司之僱員是中國政府管理之國營退休福利計劃之成員。該等中國附屬公司須按工資若干百分比向退休福利計劃基金供款。本集團對有關退休福利計劃之責任只限於按該計劃所規定供款額作出供款。

40. RELATED PARTY TRANSACTIONS

(a) Mr. Lau Sak Hong, Philip, a substantial shareholder of the Company, has provided a personal guarantee to indemnify the Group for any impairment of an unlisted available-for-sale investment to the extent of HK$15 million (2008: HK$15 million).

(b) On 25 September 2008, Starlight Industrial Holdings Limited, a wholly owned subsidiary of the Company, effected the acquisition of the remaining 20% equity interest in Success Base Industries Limited ("Success Base"), a non-wholly owned subsidiary of the Company, from Success Base's other shareholders (including one shareholder being entitled to exercise or control 15% of the voting power of Success Base) for a consideration of HK$1,600,000. Upon completion of the acquisition, Success Base became a wholly owned subsidiary of the Company.

40. 關連人士交易

(a) 本公司主要股東劉錫康先生為本集團之一項非上市可供出售投資之減值提供個人擔保額達15,000,000港元(2008年：15,000,000港元)。

(b) 於2008年9月25日，升岡集團有限公司(本公司之全資附屬公司)向恆敏實業有限公司(「恆敏」，本公司之非全資附屬公司)之其他股東(包括一名有權行使或控制恆敏之15%投票權之股東)收購恆敏餘下20%股本權益，代價為1,600,000港元。於完成收購後，恆敏成為了本公司之全資附屬公司。

40. RELATED PARTY TRANSACTIONS *(CONT'D)*

(c) The Group maintained current accounts with associates. Their balances as at 31 March 2009 are set out in the consolidated balance sheet with the terms disclosed in note 24.

(d) During the year, the Group paid salaries and other short term employee benefits, including share-based payments, of HK$1,778,000 (2008: HK$1,376,000) to certain close family members of Mr. Lau Sak Hong, Philip, a director of the Company, as employees of the Group.

(e) Compensation of key management personnel

Details of the remuneration of key management personnel, who are the executive directors, during the year were set out in note 9.

41. POST BALANCE SHEET EVENT

On 10 June 2009, the Group entered into an agreement with Economic Development Area Xinhui District Jiangmen City Guangdong Administrative Committee to dispose of a parcel of land in the Jiangmen City, which is shown in the consolidated balance sheet as at 31 March 2009 as prepaid lease payments of HK$61,046,000 and construction in progress of HK$419,000 for a consideration of approximately RMB59,388,000 (equivalent to HK$67,702,000). The disposal has not been completed up to date of approval of these financial statements.

40. 關連人士交易

(c) 本集團與聯營公司有往來賬項。於2009年3月31日，其往來賬項結餘及其條款分別列於綜合資產負債表內及於附註24披露。

(d) 年內，本集團就本公司董事劉錫康先生多名近親家族成員作為本集團僱員而向彼等支付之薪酬及其他短期僱員福利(包括以股份支付之付款)為1,778,000港元(2008年：1,376,000港元)。

(e) 主要管理人員之薪酬

年內，主要管理人員，即執行董事之酬金詳情載於附註9。

41. 結算日後事項

於2009年6月10日，本集團與廣東江門新會經濟開發區管理委員會訂立一項協議，以出售於2009年3月31日之綜合資產負債表列示為預付租賃款項61,046,000港元及在建工程419,000港元之一幅位於江門市之土地，代價約為人民幣59,388,000元(相等於67,702,000港元)。截至本財務報告批准日期，該項出售尚未完成。

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
綜合財務報告附註

For the year ended 31 March 2009
截至2009年3月31日止年度

42. PRINCIPAL SUBSIDIARIES

Details of the Company's principal subsidiaries are as follows:

42. 主要附屬公司

本公司之主要附屬公司詳情如下：

Name of subsidiary 附屬公司名稱	Place of incorporation or registration/ operations 註冊成立或註冊／營業地點	Nominal value of issued ordinary share capital/ registered capital 已發行普通股股本／註冊資本面值	Attributable equity interest to the Group 本集團應佔股本權益 2009	 2008	Principal activities 主要業務
ACME Delight Limited 鋭歡有限公司	Hong Kong 香港	HK$2 2港元	100%	100%	Investment holding 投資控股
Cosmo Communications Corporation	United States of America/ Canada 美國／加拿大	US$1,571,000 1,571,000美元	93.8%	93.8%	Trading in electrical appliances and investment holding 電器產品貿易及投資控股
Ever Solid Limited 永堅有限公司	Hong Kong 香港	HK$10,000 10,000港元	100%	100%	Investment holding 投資控股
Hyundai Household Improvement Limited	Hong Kong 香港	HK$2 2港元	100%	100%	Trading in electrical appliances 電器產品貿易
Korrigan Industrial Holdings Limited 高力勤實業有限公司	Hong Kong 香港	HK$25,000,000 25,000,000港元	100%	100%	Investment holding 投資控股
Master Light Enterprises Limited 高力勤國貿有限公司	Hong Kong 香港	HK$2 2港元	100%	100%	Investment holding 投資控股
Merrygain Holding Company Limited 妙勤企業有限公司	Hong Kong 香港	HK$5,000,000 5,000,000港元	96%	96%	Property investment 物業投資

42. PRINCIPAL SUBSIDIARIES (CONT'D) 42. 主要附屬公司（續）

Name of subsidiary 附屬公司名稱	Place of incorporation or registration/ operations 註冊成立或註冊／營業地點	Nominal value of issued ordinary share capital/ registered capital 已發行普通股股本／註冊資本面值	Attributable equity interest to the Group 本集團應佔股本權益 2009	2008	Principal activities 主要業務
Newstar.com Limited	British Virgin Islands 英屬維爾京群島	US$1 1美元	100%	100%	Investment holding 投資控股
Nice States Investment Limited	Hong Kong 香港	HK$2 2港元	100%	100%	Property investment 物業投資
Niceday Limited 美日有限公司	Hong Kong 香港	HK$2 2港元	100%	100%	Investment holding and property development 投資控股及物業發展
Noble Win Limited 廣捷有限公司	Hong Kong 香港	HK$2 2港元	100%	100%	Property investment 物業投資
Ram Light Management Limited 永光管理有限公司	British Virgin Islands 英屬維爾京群島	US$1 1美元	100%	100%	Investment holding 投資控股
Sheen United Technology Limited	British Virgin Islands 英屬維爾京群島	US$1 1美元	100%	100%	Investment holding 投資控股
SIH Limited	British Virgin Islands 英屬維爾京群島	HK$10,000 10,000港元	100%	100%	Investment holding 投資控股
Skylight Technologies Limited	British Virgin Islands 英屬維爾京群島	US$1 1美元	100%	100%	Investment holding 投資控股
Star Fair Electronics Company Limited 星輝電子有限公司	Hong Kong 香港	HK$15,090,000 15,090,000港元	100%	100%	Trading in electronic products 電子產品貿易

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
綜合財務報告附註

For the year ended 31 March 2009
截至2009年3月31日止年度

42. PRINCIPAL SUBSIDIARIES *(CONT'D)* 42. 主要附屬公司*(續)*

Name of subsidiary 附屬公司名稱	Place of incorporation or registration/ operations 註冊成立或註冊／營業地點	Nominal value of issued ordinary share capital/ registered capital 已發行普通股股本／註冊資本面值	Attributable equity interest to the Group 本集團應佔股本權益 2009	2008	Principal activities 主要業務
Star Fair Manufacturing Company Limited	Jersey/PRC 澤西島/中國	£12 12英鎊	100%	100%	Manufacture and sale of electronic products 電子產品製造及銷售
Star Legend Offshore Limited	British Virgin Islands 英屬維爾京群島	US$1 1美元	100%	100%	Investment holding 投資控股
Star Legend Technologies Limited	British Virgin Islands 英屬維爾京群島	US$1 1美元	100%	100%	Investment holding 投資控股
Star Light Electronics Company Limited 升岡電子有限公司	Hong Kong 香港	HK$13,000,000 13,000,000港元	100%	100%	Trading in electronic products 電子產品貿易
Starleaf Development Limited 星葉發展有限公司	Hong Kong 香港	HK$2 2港元	100%	100%	Investment holding 投資控股
Starlight eTech (Holdings) Limited	British Virgin Islands 英屬維爾京群島	US$1 1美元	100%	100%	Investment holding 投資控股
Starlight Exports Limited 升岡出口有限公司	Hong Kong 香港	HK$2 2港元	100%	100%	Trading in electronic products and property investment 電子產品貿易及物業投資

42. PRINCIPAL SUBSIDIARIES *(CONT'D)* 42. 主要附屬公司*(續)*

Name of subsidiary 附屬公司名稱	Place of incorporation or registration/ operations 註冊成立或註冊／營業地點	Nominal value of issued ordinary share capital/ registered capital 已發行普通股股本／註冊資本面值	Attributable equity interest to the Group 本集團應佔股本權益 2009	2008	Principal activities 主要業務
Starlight Industrial Holdings Limited 升岡集團有限公司	Hong Kong 香港	HK$73,920,192 73,920,192港元	100%	100%	Investment holding 投資控股
Starlight Manufacturers Limited	Jersey/PRC 澤西島／中國	HK$100,000 100,000港元	100%	100%	Manufacture and sale of electronic products 電子產品製造及銷售
Starlight Marketing Development Limited 升岡市場拓展有限公司	Hong Kong 香港	HK$2 2港元	100%	100%	Inactive 暫無營業
Starlight Marketing Limited 升岡市場推廣有限公司	Hong Kong 香港	HK$2 2港元	100%	100%	Securities trading and trading in electronic products 證券買賣及電子產品貿易
Starlight Marketing Macao Commercial Offshore Limited 升岡市場推廣澳門離岸商業服務有限公司	Macau 澳門	HK$100,000 100,000港元	100%	100%	Trading in electronic products 電子產品貿易
Starlight R&D Limited 升岡科研有限公司	Hong Kong 香港	HK$10,000 10,000港元	100%	100%	Material sourcing and trading in electronic products and components 物料採購及電子產品及部件貿易
Starlight Video Limited 升岡影像有限公司	Hong Kong 香港	HK$4 4港元	100%	100%	Provision of nominee services for group companies and trading of DVD products 為集團公司提供代理服務及視像產品貿易

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
綜合財務報告附註

For the year ended 31 March 2009
截至2009年3月31日止年度

42. PRINCIPAL SUBSIDIARIES *(CONT'D)* 42. 主要附屬公司*(續)*

Name of subsidiary 附屬公司名稱	Place of incorporation or registration/ operations 註冊成立或註冊/營業地點	Nominal value of issued ordinary share capital/ registered capital 已發行普通股股本/註冊資本面值	Attributable equity interest to the Group 本集團應佔股本權益 2009	2008	Principal activities 主要業務
Starlite Consumer Electronics (USA) Inc.	Cayman Islands 開曼群島	HK$2 2港元	100%	100%	Trading in electronic products 電子產品貿易
Starlite Consumer Electronics (USA) Inc.	United States of America 美國	US$20 20美元	100%	100%	Trading in electronic products 電子產品貿易
Starshow Investment Limited	Hong Kong 香港	HK$2 2港元	100%	100%	Provision of nominee services for group companies 為集團公司提供代理服務
Success Base Industries Limited 恆敏實業有限公司	Hong Kong 香港	HK$4,000,000 4,000,000港元	100%	80%	Manufacture and sale of plastic products 塑膠產品製造及銷售
The Singing Machine Company, Inc. ("SMC")**	United States of America 美國	US$272,862 272,862美元	52.4%	54.07%	Trading in consumer karaoke audio equipment 消費卡拉OK音響設備貿易
Top Spring Technology Limited	British Virgin Islands 英屬維爾京群島	US$1 1美元	100%	100%	Investment holding 投資控股
Starfair Manufacturing (Panyu) Company Limited 廣州星輝電子制造有限公司	PRC* 中國*	HK$33,300,000 33,300,000港元	100%	100%	Manufacture and sale of electronic products 電子產品製造及銷售

42. PRINCIPAL SUBSIDIARIES *(CONT'D)* 42. 主要附屬公司*(續)*

Name of subsidiary 附屬公司名稱	Place of incorporation or registration/ operations 註冊成立或註冊／營業地點	Nominal value of issued ordinary share capital/ registered capital 已發行普通股股本／註冊資本面值	Attributable equity interest to the Group 本集團應佔股本權益 2009	2008	Principal activities 主要業務
番禺富臨花園房地產有限公司	PRC* 中國*	RMB31,750,000 人民幣31,750,000元	100%	100%	Property development 物業發展
Panyu Success Base Plastic Company Limited 番禺恆敏塑膠制品有限公司	PRC* 中國*	HK$20,000,000 20,000,000港元	100%	100%	Manufacture and sale of plastic products 塑膠產品製造及銷售
Panyu Starfair Electronics Manufacturing Company Limited 番禺星輝電器制造有限公司	PRC* 中國*	HK$21,500,000 21,500,000港元	100%	100%	Manufacture and sale of electronic products 電子產品製造及銷售

* The subsidiaries are PRC wholly foreign owned enterprises.

** At 31 March 2009, SMC was listed on the NYSE Amex Equatres (formerly known as "American Stock Exchange"). On 23 June 2009, SMC received a written delisting notice from the NYSE Amex LLC and its common stock are quoted on the over-the-counter bulletin board with effective from 7 July 2009.

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affect the results of the year or constitute a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

Other than SIH Limited and Star Legend Offshore Limited which are held directly by the Company, all other subsidiaries are held indirectly by the Company. None of the subsidiaries had any loan capital outstanding at the end of the year or at any time during the year.

* 附屬公司屬為中國全外資企業。

** 於2009年3月31日，SMC在NYSE Amex Equatres（前稱「美國證券交易所」）上市。於2009年6月23日，SMC接獲NYSE Amex LLC之除牌通知書，故其普通股已由2009年7月7日起在場外交易議價板報價。

董事局認為上表所列本公司附屬公司均對本年度之業績有重要的影響，或構成本集團資產淨值主要部分。董事局認為如提供其他附屬公司之詳情，將令資料過於冗長。

除SIH Limited及Star Legend Offshore Limited為本公司直接持有外，所有其他附屬公司均為本公司間接持有。於本年底或本年度內任何時間，均無附屬公司有任何未償還借貸資本。

SUMMARY OF INVESTMENT PROPERTIES
投資物業概要

作收租用途持有之投資物業 Investment properties held for rental purposes	樓面面積 (平方呎) Gross floor area (sq. ft.)	物業性質 Nature of property	本集團 應佔權益 Attributable interest to the Group	租約分類 Category of lease
香港銅鑼灣邊寧頓街18號 廣旅集團大廈13樓B、C、D Units B, C and D on 13th Floor of Guangdong Tours Centre No. 18 Pennington Street Causeway Bay Hong Kong	2,280	商業 Commercial	100%	長年期租約 Long leases
香港中環金鐘道95號 統一中心26樓A Unit A, 26th Floor United Centre No. 95 Queensway, Central Hong Kong	5,543	商業 Commercial	100%	長年期租約 Long leases
香港香港仔香港仔大道232號 城都工業大廈18樓 18th Floor Shing Dao Industrial Building No. 232 Aberdeen Main Road Aberdeen Hong Kong	12,079	工業 Industrial	100%	長年期租約 Long leases
香港香港仔香港仔大道232號 城都工業大廈14樓 14th Floor Shing Dao Industrial Building No. 232 Aberdeen Main Road Aberdeen Hong Kong	13,974	工業 Industrial	100%	長年期租約 Long leases
香港香港仔香港仔大道232號 城都工業大廈12樓 12th Floor Shing Dao Industrial Building No. 232 Aberdeen Main Road Aberdeen Hong Kong	13,974	工業 Industrial	96%	長年期租約 Long leases
番禺石基鎮岐山路8號 221及36地段	63,968	商業 Commercial	100%	長年期租約 Long leases

FIVE-YEAR FINANCIAL SUMMARY
五年財務概要

		Year ended 31 March 截至3月31日止年度				
		2005	2006	2007	2008	2009
		HK$'000 千港元	HK$'000 千港元	HK$'000 千港元	HK$'000 千港元	HK$'000 千港元
RESULTS	**業績**					
Turnover	營業額	1,630,741	1,782,771	2,434,241	2,199,033	1,281,062
Profit (loss) before taxation	除稅前溢利（虧損）	56,768	90,691	119,906	64,025	(118,408)
Taxation	稅項	(5,694)	(11,452)	(9,715)	(18,531)	(1,280)
Profit (loss) for the year	本年度溢利（虧損）	51,074	79,239	110,191	45,494	(119,688)
Attributable to:	下列人士應佔：					
Shareholders of the Company	本公司股東	50,526	79,141	105,196	45,914	(110,186)
Minority interests	少數股東權益	548	98	4,995	(420)	(9,502)
		51,074	79,239	110,191	45,494	(119,688)

		At 31 March 於3月31日				
		2005	2006	2007	2008	2009
		HK$'000 千港元	HK$'000 千港元	HK$'000 千港元	HK$'000 千港元	HK$'000 千港元
ASSETS AND LIABILITIES	**資產與負債**					
Total assets	資產總值	975,841	1,219,487	1,432,998	1,474,310	1,197,492
Total liabilities	負債總額	292,474	490,793	620,648	674,534	521,795
		683,367	728,694	812,350	799,776	675,697
Equity attributable to shareholders of the Company	本公司股東應佔權益	681,814	727,177	797,117	781,739	665,100
Share option reserve of a listed subsidiary	上市附屬公司之購股權儲備	–	–	66	253	392
Minority interests	少數股東權益	1,553	1,517	15,167	17,784	10,205
		683,367	728,694	812,350	799,776	675,697

STARLITE

Starlight International Holdings Ltd

升岡國際有限公司



No. 82-3594

Annex A to Letter to the SEC
dated 23rd August, 2009 of
Starlight International Holdings Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on January 11, 1994:-

DESCRIPTION OF DOCUMENT

1. Title : Notification of Annual General Meeting

   Date : 31st July, 2009

   Entities requiring item:
   (a) Pursuant to the Bermuda Companies Act (disclosure or distribution to security holders mandated but filing with a specific body or at a specific place is not required by the Act);

   (b) The Stock Exchange of Hong Kong Limited ("HKSE") pursuant to Exchange Listing Agreement; and

   (c) the Company's Bye-laws.

2. Title : Annual Report, Audited Accounts and Auditors' Report

   Date : 2008-2009

   Entities requiring item:
   (a) Pursuant to the Bermuda Companies Act (disclosure or distribution to security holders mandated but filing with a specific body or at a specific place is not required by the Act); and

   (b) HKSE pursuant to Exchange Listing Agreement.

3. Title : All circulars sent to shareholders

   Date : 31st July, 2009

   Entities requiring item: HKSE pursuant to Exchange Listing Agreement

4. Title : Notification of movement of securities in Hong Kong

   Date : 31st July, 2009

   Entities requiring item: HKSE pursuant to Exchange Listing Agreement; and

HKEX 香港交易所

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) : 31 / 07 / 2009

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer: Starlight International Holdings Limited

Date Submitted: 03 / 08 / 2009

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code : 485 Description : Ordinary shares

	No. of ordinary shares	Par value *(HK$)*	Authorised share capital *(HK$)*
Balance at close of preceding month	1,250,000,000	$0.40	$500,000,000
Increase/(decrease)	Nil	Nil	Nil
Balance at close of the month	1,250,000,000	$0.40	$500,000,000

(2) Stock code : Description :

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	**N/A**		
Increase/(decrease)			
Balance at close of the month			

2. Preference Shares

Stock code : ____________ Description : ____________

	No. of preference shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	N/A		
Increase/(decrease)			
Balance at close of the month			

3. Other Classes of Shares

Stock code : ____________ Description : ____________

	No. of other classes of shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	N/A		
Increase/(decrease)			
Balance at close of the month			

Total authorised share capital at the end of the month *(State currency)* : **HK$500,000,000**

II. Movements in Issued Share Capital

	No. of ordinary shares (1)	No. of ordinary shares (2)	No of preference shares	No. of other classes of shares
Balance at close of preceding month	785,088,828	N/A	N/A	N/A
Increase/ (decrease) during the month	0	N/A	N/A	N/A
Balance at close of the month	785,088,828	N/A	N/A	N/A

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable	Movement during the month: Granted	Exercised	Cancelled	Lapsed	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Share option scheme adopted on 12/09/2002						
Ordinary shares						
Exercise price:						
HK$0.86*	Nil	Nil	Nil	3,000,000	Nil	0
HK$0.814	Nil	Nil	Nil	Nil	Nil	500,000
HK$0.89	Nil	Nil	Nil	Nil	Nil	12,000,000
HK$1.45	Nil	Nil	Nil	Nil	Nil	2,000,000
HK$1.66	Nil	Nil	Nil	Nil	Nil	220,000
HK$1.72	Nil	Nil	Nil	Nil	Nil	40,000
HK$1.93	Nil	Nil	Nil	Nil	Nil	3,000,000
(Note 1)						
2. Share option scheme adopted on 15/01/2008						
Ordinary shares						
Exercise price:						
HK$1.042	Nil	Nil	Nil	Nil	Nil	150,000
HK$0.96	Nil	Nil	Nil	Nil	Nil	346,000
HK$0.40	Nil	Nil	Nil	Nil	Nil	500,000
(Note 1)						

* 3,000,000 shares were lapsed on 10.10.2008

3. N/A

(/ /)

shares

(Note 1)

Total A. (Ordinary shares)	N/A
(Preference shares)	N/A
(Other class)	N/A

Total funds raised during the month from exercise of options (State currency) ____________

Warrants to Issue Shares of the Issuer which are to be Listed

Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A (/ /)						
2. N/A (/ /)						
3. N/A (/ /)						

1.
Stock code (if listed) ____________
Class of shares issuable *(Note 1)* ____________
Subscription price ____________
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)

2.
Stock code (if listed) ____________
Class of shares issuable *(Note 1)* ____________
Subscription price ____________
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)

3.
Stock code (if listed) ____________
Class of shares issuable *(Note 1)* ____________
Subscription price ____________
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)

4. N/A

(/ /)

Stock code (if listed)

Class of shares issuable *(Note 1)*

Subscription price

EGM approval date (if applicable) (dd/mm/yyyy) (/ /)

Total B.	(Ordinary shares)	N/A
	(Preference shares)	N/A
	(Other class)	N/A

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A						
Stock code (if listed) Class of shares issuable *(Note 1)* Subscription price EGM approval date (if applicable) (dd/mm/yyyy)) (/ /)						
2. N/A						
Stock code (if listed) Class of shares issuable *(Note 1)* Subscription price EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
3. N/A						
Stock code (if listed) Class of shares issuable *(Note 1)* Subscription price						

Class and description		Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)						
4. N/A							
Stock code (if listed)							
Class of shares issuable *(Note 1)*							
Subscription price							
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)						
				Total C. (Ordinary shares)		N/A	
				(Preference shares)		N/A	
				(Other class)		N/A	

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A (/ /) shares *(Note 1)*		
2. N/A (/ /) shares *(Note 1)*		
3. N/A (/ /) shares *(Note 1)*		
Total D. (Ordinary shares)		
(Preference shares)		
(Other class)		

Other Movements in Issued Share Capital

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Rights issue	At price : State currency ______	Class of shares issuable (Note 1) ________ Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	(/ /) (/ /)	N/A	______
2. Open offer	At price : State currency ______	Class of shares issuable (Note 1) ________ Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	(/ /) (/ /)	N/A	______
3. Placing	At price : State currency ______	Class of shares issuable (Note 1) ________ Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	(/ /) (/ /)	N/A	______
4. Bonus issue		Class of shares issuable (Note 1) ________ Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	(/ /) (/ /)	N/A	______

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
5. Scrip dividend	At price : State currency ______	______ Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	N/A	______
6. Repurchase of shares		Class of shares repurchased *(Note 1)* ______ Cancellation date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	N/A	______
7. Redemption of shares		Class of shares redeemed *(Note 1)* ______ Redemption date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	N/A	______
8. Consideration issue	At price : State currency ______	Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	N/A	______

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
9. Capital reorganisation		Class of shares issuable *(Note 1)*	________		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	N/A	
10. Other (Please specify)	At price : State currency ______	Class of shares issuable *(Note 1)*	________		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	N/A	
		Total E.	(Ordinary shares)	N/A	
			(Preference shares)	N/A	
			(Other class)	N/A	

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):	(1)	NIL
	(2)	N/A
Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):		N/A
Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):		N/A

(These figures should be the same as the relevant figures under II above ("Movements in Issued Share Capital").)

Remarks (if any):

Submitted by: Peter Lee Yip Wah

Title: Secretary
(Director, Secretary or other duly authorised officer)

Notes :

1. *State the class of shares (e.g. ordinary, preference or other).*

2. *If there is insufficient space, please append the prescribed continuation sheet.*